Exhibit 99.1

SAIFUN SEMICONDUCTORS LTD.

6 Arie Regev Street, Netanya, Israel

November 12, 2007

Dear Shareholder,

        I am writing to you today about the proposed merger of Saifun Semiconductors Ltd. with a wholly-owned subsidiary of Spansion Inc. named Atlantic Star Merger Sub Ltd. Under the terms of the merger agreement, you will be entitled to receive 0.7429 of a share of Spansion Class A common stock and approximately $5.05 per share in cash (representing a distribution of a portion of Saifun’s existing cash and cash equivalents, short term investment and marketable securities) for each ordinary share of Saifun you own as of the effective time of the merger1.

        The Spansion Class A common stock is traded on The NASDAQ Global Select Market under the trading symbol “SPSN” and Saifun’s ordinary shares are traded on The NASDAQ Global Select Market under the trading symbol “SFUN”. On November 9, 2007, the closing prices of Spansion Class A common stock and Saifun ordinary shares on The NASDAQ Global Select Market were $6.02 and $9.31, respectively. Based on the number of Saifun ordinary shares and shares of Spansion Class A common stock outstanding on October 5, 2007, shareholders of Saifun will own approximately 14.7% of the outstanding shares of Spansion Class A common stock upon completion of the merger. Saifun’s share options will convert upon completion of the Merger into stock options with respect to shares of Spansion Class A common stock, after giving effect to the exchange ratio in the Merger and the cash distribution.

        Saifun is holding a special general meeting of shareholders in order to obtain the shareholder approval necessary to complete the merger and the cash distribution, as more fully described in the attached document. At the Saifun special general meeting, Saifun shareholders will be asked to vote on the merger, the cash distribution, and the other matters described in the attached document. The merger cannot be completed unless a majority of the Saifun shareholders present (in person or by proxy) and voting (not including abstentions) and holding at least 75% of the ordinary shares represented at the Saifun special general meeting approve the merger agreement and the transactions contemplated thereunder, including without limitation the merger and the cash distribution. Under Israeli law, holders of Saifun ordinary shares are not entitled to statutory dissenters’ rights in connection with the merger. Saifun’s controlling shareholder, Dr. Boaz Eitan, has a personal interest with respect to certain transactions contemplated in the merger agreement (namely, changes in the terms of his employment, his appointment to the board of directors of Spansion and provisions relating to indemnification, exculpation and insurance as a member of the board of directors of Saifun, as described in further detail in “Interests of Certain Persons in the Merger”). With respect to these matters, the Israeli Companies Law requires (in addition to the level of approval described above) that either: (i) the majority at the special general meeting approving such matters shall include at least one-third of the voting power of the shareholders who do not have a personal interest present and voting at the special general meeting in person or by proxy; or (ii) the total votes cast in opposition by shareholders who do not have a personal interest shall not exceed 1% of the voting power of Saifun.

1 Notwithstanding the foregoing, according to the terms of the merger agreement, in the event that Spansion shall inform Saifun that it is necessary to effect a reduction in the exchange ratio, in order to ensure that a vote by Spansion’s stockholders is not required to authorize the merger agreement or to consummate the transactions contemplated by the merger agreement, the exchange ratio shall be reduced by an amount determined by Spansion, provided, that, such reduction shall not exceed 0.0191, and the total aggregate distributions of Saifun’s existing cash will be increased by $26,209.86 for every 0.0001 decrease in the exchange ratio, provided, that, such increase shall not exceed $5,006,083 in the aggregate.

        Only holders of record of Saifun ordinary shares at the close of business on November 11, 2007 are entitled to attend and vote at the Saifun special general meeting or any adjournment thereof.

        The Saifun board of directors has unanimously2 determined that the merger agreement, the merger and the transactions contemplated by the merger agreement, including the cash distribution are in the best interests of Saifun and its shareholders and has unanimously approved the merger agreement, the merger and the other transactions contemplated by the merger agreement, including the cash distribution. THE SAIFUN BOARD OF DIRECTORS UNANIMOUSLY1 RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE MERGER AGREEMENT, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE CASH DISTRIBUTION.

        The merger will not be completed unless the shareholders of Saifun duly approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, including but not limited to the cash distribution described above.

        Every shareholder voting at the Special General Meeting or prior thereto by means of the enclosed proxy card, is requested to notify us whether or not such shareholder has a “personal interest” in connection with those matters that represent a personal interest to Saifun’s controlling shareholder, Dr. Boaz Eitan. Under the Israeli Companies Law, the shares of a shareholder who does not indicate whether or not the shareholder has a personal interest in the vote will not be taken into account for the purposes of the vote. Therefore, it is vital for each shareholder to indicate in the proxy card whether or not the shareholder has a personal interest in the vote.

        YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES YOU OWN. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL GENERAL MEETING, PLEASE SIGN AND RETURN YOUR PROXY CARD AS SOON AS POSSIBLE TO ENSURE THAT YOUR SHARES ARE REPRESENTED AT THE SAIFUN SPECIAL GENERAL MEETING.

        THE ATTACHED DOCUMENT IS BEING SENT TO YOU IN CONNECTION WITH THE SAIFUN SPECIAL GENERAL MEETING AND PROVIDES YOU WITH DETAILED INFORMATION ABOUT SPANSION, SAIFUN, THE MERGER AGREEMENT, THE MERGER AND THE CASH DISTRIBUTION. WE ENCOURAGE YOU TO READ THE ENTIRE DOCUMENT CAREFULLY, INCLUDING THE “RISK FACTORS” SECTION BEGINNING ON PAGE 29.

Very truly yours, Dr. Boaz Eitan Chairman of the Board of Directors

2 The controlling shareholder of Saifun did not participate in the board of directors’ discussion or vote on matters with respect to which he has a personal interest.

2

        Neither the Securities and Exchange Commission (“SEC”) nor the Israel Securities Authority or any state securities commission has approved or disapproved the transactions contemplated hereunder or determined if the accompanying document is accurate or adequate. Any representation to the contrary is a criminal offense.

        Securities to be issued in the merger will not be registered under the United States Securities Act of 1933, but will be issued in reliance on the exemption provided by Section 3(a)(10) of the Securities Act. The shares of Spansion Class A common stock to be issued to Saifun shareholders in the merger will be freely tradable by the Saifun shareholders who receive such shares of Spansion Class A common stock, unless the shareholder is an affiliate of Spansion or Saifun.

        This document is dated November 12, 2007, and is first being mailed to shareholders on or about November 13, 2007.

3

SAIFUN SEMICONDUCTORS LTD.

6 Arie Regev St., Netanya, Israel

Tel: 972-9-8928444

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

[As originally published in 2 Israeli Newspapers and filed on a Form 6-K on November 6, 2007]

To be held on December 20, 2007

To all Saifun shareholders:

        Notice is hereby given that a special general meeting of the shareholders of Saifun Semiconductors Ltd., a company formed under the laws of the State of Israel, will be held at the principal executive offices of Saifun located at 6 Arie Regev St., Netanya, Israel on December 20, 2007 at 4:00 p.m. Israel time for the following purposes:

1.	To consider and vote upon the proposal to approve (i) the Agreement and Plan of Merger and Reorganization, dated as of October 7, 2007, by and among Saifun, Spansion Inc., a Delaware corporation, and Atlantic Star Merger Sub Ltd., a company formed under the laws of the State of Israel and a wholly-owned subsidiary of Spansion, and the merger of Atlantic Star Merger Sub with and into Saifun under the provisions of the Israeli Companies Law, 1999, so that Saifun will be the surviving company and will become a wholly-owned subsidiary of Spansion and (ii) all other transaction contemplated under the Agreement and Plan of Merger and Reorganization, including the cash distribution of up to US$163,302,555 (but not less than US$158,296,472) in the aggregate to all holders of record of ordinary shares of Saifun as of immediately prior to the closing of the merger pro rata in accordance with their shareholdings;

2.	To transact any other business that properly comes before the special general meeting or any adjournment or postponement of the meeting, including voting on the adjournment or postponement of such meetings.

        Only shareholders of record at the close of business on November 11, 2007, the record date, are entitled to notice of and to vote at the special general meeting and any adjournments or postponements of the meeting, in person or by proxy, subject to applicable law.

        The presence at the special general meeting of two or more Saifun shareholders (in person or by proxy), who collectively have at least 33 1/3% of Saifun’s voting power, will constitute a quorum. Should no quorum be present one-half hour after the time scheduled for the special general meeting, the meeting shall be adjourned to one week from that day, at the same time and place. The quorum at the adjourned meeting shall be two or more Saifun shareholders (in person or by proxy), who collectively have at least 20% of Saifun’s voting power. If within one half hour of the time appointed for the adjourned meeting, such required quorum is not present, the adjourned meeting shall nevertheless be convened, provided at least two shareholders are present in person or by proxy, and such two or more shareholders shall constitute a lawful quorum.

        The merger cannot be completed unless a majority of the Saifun shareholders present (in person or by proxy) and voting (not including abstentions) and holding at least 75% of the ordinary shares represented at the Saifun special general meeting approve the merger agreement and transactions related to the merger, including but not limited to the cash distribution described above. Under Israeli law, holders of Saifun ordinary shares are not entitled to statutory dissenters’ rights in connection with the merger. Saifun’s controlling shareholder, Dr. Boaz Eitan, has a personal interest with respect to certain transactions contemplated in the merger agreement (namely, changes in the terms of his employment, his appointment to the board of directors of Spansion and provisions relating to indemnification, exculpation and insurance as a member of the board of directors of Saifun). With respect to these matters, the Israeli Companies Law requires (in addition to the level of approval described above) that either: (i) the majority at the special general meeting approving such matters shall include at least one-third of the voting power of the shareholders who do not have a personal interest present and voting at the special general meeting in person or by proxy; or (ii) the total votes cast in opposition by shareholders who do not have a personal interest shall not exceed 1% of the voting power of Saifun.

        A proxy statement describing the various matters to be voted upon at the meeting along with a proxy card enabling the shareholders to indicate their vote on each matter will be mailed on or around November 13, 2007, to all shareholders entitled to vote at the special general meeting. Such proxy statement shall also be filed on a Form 6-K and will be available on Saifun’s website www.saifun.com on or around November 12, 2007. Signed proxy cards may be delivered to Saifun through the office of its transfer agent, American Stock Transfer & Trust Company located at 6201 15th Ave., Brooklyn, NY 11219, not less than twenty four (24) hours before the time fixed for the special general meeting in order for the proxy to be qualified to participate in the special general meeting. In accordance with the Israeli Companies Law, 1999 and regulations promulgated thereunder, any shareholder of Saifun may address Saifun, no later than November 21, 2007, and submit a position paper on his or her behalf.

BY ORDER OF THE BOARD OF DIRECTORS Guy Hadar, Adv. Corporate Secretary

Netanya, Israel
November 6, 2007

SOURCES OF ADDITIONAL INFORMATION

        This document incorporates important additional information about Saifun and Spansion from documents that are not included in or delivered with this document.

        Documents relating to Saifun incorporated by reference are available from Saifun without charge, excluding all exhibits unless Saifun has specifically incorporated by reference an exhibit in this document. You may obtain documents relating to Saifun incorporated by reference in this document by requesting them in writing or by telephone from Saifun at the following address:

Saifun Semiconductors Ltd.

Attention: Investor Relations

6 Arie Regev St.

Netanya 42504, Israel

+972-9-8928444

        If you would like to request documents from Saifun, please do so by December 6, 2007 in order to receive them before the Saifun special general meeting.

        Documents relating to Spansion incorporated by reference are available from Spansion without charge, excluding all exhibits unless Spansion has specifically incorporated by reference an exhibit in this document. You may obtain documents relating to Spansion incorporated by reference in this document by requesting them in writing or by telephone from Spansion at the following address:

Spansion Inc.

Attention: Investor Relations

915 DeGuigne Drive

Sunnyvale, California 94088, USA

+1-408-962-2500

        If you would like to request documents from Spansion, please do so by December 6, 2007 in order to receive them before the Saifun special general meeting.

        You also may obtain documents incorporated by reference into this document by requesting them in writing or by telephone from Innisfree M&A Incorporated, the proxy solicitor for the merger, at the following address and telephone numbers:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

(888) 750-5834 (toll-free from the U.S. and Canada)

or

00800 7710 9971 (toll-free from Europe and Israel)

Banks and Brokers Call Collect:

(212) 750-5833 (New York)

or

+44 (0)20 7710 9960 (London)

In addition, you may also direct any questions about the merger to, and request additional copies of this document from:

Saifun Semiconductors Ltd.

Attention: Investor Relations

6 Arie Regev St.

Netanya, 42504 Israel

        For a more detailed description of the information incorporated by reference into this document and how you may obtain it, see “Where You Can Find More Information.”

TABLE OF CONTENTS

PROPOSAL TO APPROVE THE MERGER AGREEMENT AND THE MERGER	7
Questions and Answers About the Merger	7
Summary	15
Saifun Selected Financial Data	23
Comparative Per Share Market Price Data	27
Dividend Data	28
Risk Factors	29
Risks Related to the Proposed Merger	29
Other Risks Related to Spansion	33
Other Risks Related to Saifun	33
Cautionary Statements Concerning Forward-Looking Statements	34
Information About the Saifun Special General Meeting	35
General; Date; Time and Place	35
Purpose of the Special General Meeting	35
Record Date; Voting Power	35
Recommendation of the Board of Directors of Saifun Concerning the Merger	35
Method of Voting; Stock Entitled to Vote; Quorum	35
Adjournment and Postponement	37
Required Vote for the Merger Proposal	37
Share Ownership of Saifun Directors and Executive Officers	37
How to Vote	37
Attending the Saifun Special General Meeting	38
Contact for Questions and Assistance in Voting	39
Other Matters	39
The Companies	40
Saifun	40
Spansion	40
The Merger	41
General	41
Structure of the Merger	41
Merger Consideration	41
Schedule of Important Dates	41
Background of the Merger	42
Saifun's Reasons for the Merger; Recommendation of the Saifun Board of Directors	44
Opinion of Saifun's Financial Advisor	50
Material U.S. Federal and Israeli Income Tax Consequences	60
Accounting Treatment of the Merger	69
Regulatory Matters	69
Federal Securities Laws Consequences	70
NASDAQ Listing	70
No Dissenters' or Appraisal Rights	70
Share Ownership of Directors and Executive Officers of Saifun	72
Interests of Certain Persons in the Merger	74
Ordinary Shares	74
Consulting and Employment Agreements	74
Cash Payments	74
Saifun Share Options	74
Employee Benefits	75
Voting Agreements	75
Indemnification and Insurance	75

The Merger Agreement	76
Structure of the Merger	76
Completion and Effectiveness of the Merger	76
Conversion of Saifun Ordinary Shares in the Merger	76
Exchange Procedures	77
Fractional Shares	77
Transfer of Ownership and Lost Stock Certificates	77
Saifun's Representations and Warranties	77
Spansion's and Atlantic Star Merger Sub's Representations and Warranties	78
Saifun's Conduct of Business Before Completion of the Merger	79
Spansion's Conduct of Business Before Completion of the Merger	81
Court Approval	82
No Solicitation of Acquisition Proposals by Saifun	82
Board Recommendation	84
Effect on Saifun Share Options	84
Employee Benefits	85
Conditions to Completion of the Merger	85
Determination of Material Adverse Effect	87
Waiver and Amendment of the Merger Agreement	87
Termination of the Merger Agreement	88
Termination Fee	89
Indemnification and Insurance	90
Cooperation	90
Other Material Agreements Relating to the Merger	91
Voting Agreements	91
Lock-Up Agreement	92
Affiliate Agreements	92
Retention and non-compete Agreements	92
Description of Spansion Capital Stock	93
Transfer Agent and Registrar	93
Comparison of Stockholder Rights	94
Summary of Material Differences Between the Rights of Spansion Stockholders and the Rights of Saifun's
Shareholders	94
Where You Can Find More Information	108
Annexes
A – Agreement and Plan of Merger and Reorganization
B – Opinion of Saifun's Financial Advisor
C – English Translation of Application to, and Order of, the Israeli Court
D – Form of Voting Undertaking

ITEM 1:	PROPOSAL TO APPROVE THE MERGER AGREEMENT AND THE MERGER

QUESTIONS AND ANSWERS ABOUT THE MERGER

        The following are some of the questions that you, as a shareholder of Saifun, may have, and answers to those questions. These questions and answers, as well as the summary following the questions and answers, are not meant to be a substitute for the information contained in the remainder of this document, and this information is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this document. We urge you to carefully read this document in its entirety prior to making any voting decision regarding the merger.

        Except as otherwise specifically noted in this proxy statement, “we,” “our,” “us” and similar words in this proxy statement refer to Saifun Semiconductors Ltd. and its subsidiaries. In addition, we refer to Saifun Semiconductors Ltd. as “Saifun” or the “Company,” to Spansion Inc. as “Spansion,” and to Atlantic Star Merger Sub Ltd. as “Merger Sub.” All references to “dollars” or “$” refer to United States dollars.

Q:	Why am I receiving this proxy statement?

A:	Spansion and Saifun have entered into a merger agreement. Upon completion of the merger, Saifun will become a wholly-owned subsidiary of Spansion. We have attached a copy of the merger agreement as Annex A.

Saifun is holding a special general meeting of its shareholders in order to obtain shareholder approval of the merger agreement, the merger and the other transactions contemplated under the merger agreement, including the cash distribution. The enclosed voting materials allow you to vote your shares without attending the Saifun special general meeting. Your vote is very important and we encourage you to vote by proxy as soon as possible.

We have included in this document important information about the merger, the merger agreement, the cash distribution and the special general meeting of Saifun shareholders. Also included in or incorporated by reference into this document important information about Saifun and Spansion. You should read this information and the information incorporated by reference into this document carefully in its entirety.

Q:	What do I need to do now?

A:	Read and consider the information contained in this document carefully, and then please vote your shares as soon as possible by returning your proxy so that your shares may be represented at the Saifun special general meeting.

Q:	What will I receive in the merger?

A:	If the merger is completed, you will be entitled to receive 0.7429 of a share of Spansion Class A common stock and approximately $5.05 per share in cash (representing a distribution of a portion of Saifun’s existing cash and cash equivalents, short term investment and marketable securities) for each Saifun ordinary share that you own as of the effective time of the merger (with a cash payment in lieu of any fractional shares)[3]. Spansion Class A common stock is listed on The NASDAQ Global Select Market under the symbol “SPSN.”

3 Notwithstanding the foregoing, according to the terms of the merger agreement, in the event that Spansion shall inform Saifun that it is necessary to effect a reduction in the exchange ratio, in order to ensure that a vote by Spansion’s stockholders is not required to authorize the merger agreement or to consummate the transactions contemplated by the merger agreement, the exchange ratio shall be reduced by an amount, not to exceed 0.0191, as may be determined by Spansion. In the event of any such reduction to the exchange ratio, Saifun shall increase the cash distribution by an amount, not to exceed $5,006,083, by $26,209.86 for every 0.0001 decrease in the exchange ratio.

The cash payment $5.05 per share and the 0.7429 exchange ratio will not change as the market prices of Saifun ordinary shares or shares of Spansion Class A common stock fluctuate before completion of the merger.

The shares of Spansion Class A common stock to be issued to you in the merger will not be registered under the United States Securities Act of 1933, but will be issued in reliance on the exemption provided by Section 3(a)(10) of the Securities Act. The shares of Spansion Class A common stock to be issued in the merger will be freely tradable by the Saifun shareholders who receive such shares of Spansion Class A common stock, unless the shareholder is an affiliate of Spansion or Saifun.

Q:	What is the recommendation of the Saifun board of directors?

A:	The Saifun board of directors has unanimously[4] approved the merger agreement, approved the transactions contemplated by the merger agreement, including the merger and the cash distribution, and determined that these transactions are in the best interests of Saifun’s shareholders.

The Saifun board of directors recommends that you vote FOR the proposal to approve the merger agreement, the merger and the transactions contemplated by the merger agreement, including the cash distribution. See “The Merger–Saifun’s Reasons for the Merger; Recommendation of the Saifun Board of Directors.”

Q:	When do you expect the merger to be completed?

A:	We are working towards completing the merger as quickly as reasonably possible. Several conditions must be satisfied or waived before the merger is completed, including the receipt of the Israeli court approval of the merger and the cash distribution. See the section of this document titled “The Merger Agreement–Conditions to Completion of the Merger” for a summary description of these conditions. We expect to complete the merger by the end of 2007 or during the first quarter of 2008. Because the merger is subject to governmental and regulatory approvals and other conditions, some of which are beyond Spansion’s and Saifun’s control, the exact timing cannot be predicted.

Q:	Am I entitled to dissenters’ or appraisal rights?

A:	No. Under Israeli law, holders of Saifun ordinary shares are not entitled to statutory dissenters’ or appraisal rights in connection with the merger. However, if you object to the merger, you may appear before the Israeli court and state your objections at the court hearing to be held following the special general meeting in order to approve the merger and whose date will be published by Saifun in advance in accordance with applicable legal requirements.

Saifun’s creditors may approach to the District Court of Tel Aviv-Jaffa and oppose the approval of the motion for a cash distribution prior to November 25, 2007, or such later date as determined by the District Court of Tel Aviv.

Q:	Will I continue to be able to trade my Saifun shares on The NASDAQ Global Select Market following the shareholders meeting?

A:	Saifun shareholders are expected to be able to trade their Saifun ordinary shares on The NASDAQ Global Select Market until the closing date of the merger.

Q:	What will happen to unexercised Saifun share options?

A:	Following the merger, each outstanding option under Saifun’s share option plans will be assumed by Spansion and exchanged for the right to receive shares of Spansion Class A common stock, based on (i) the 0.7429 exchange ratio plus (ii) an additional adjustment ratio which takes into account the cash distribution, and will remain subject to the existing terms of exercise for such options, including the exercise price (as adjusted) and vesting schedule of each Saifun share option. See “The Merger Agreement – Effect on Saifun Share Options”.

4 The controlling shareholder of Saifun did not participate in the board of directors’ discussion or vote on matters with respect to matters in which he has a personal interest.

Q:	Are there any risks related to the proposed transaction or any risks related to owning Spansion Class A common stock?

A:	Yes. You should carefully review the section entitled “Risk Factors” beginning on page 29 and in the documents incorporated by reference into this document.

Q:	Will my rights as a shareholder change as a result of the merger?

A:	Yes. Saifun and Spansion are incorporated in different jurisdictions having different corporate laws. In addition, the governing documents of the two companies are different. As a result, you will have different rights as a Spansion stockholder than as an Saifun shareholder. See “Comparison of Stockholder Rights.”

Q:	When and where will the Saifun special general meeting be held?

A:	The Saifun special general meeting is scheduled to be held at the principal executive offices of Saifun located at 6 Arie Regev Street, Netanya, Israel, at 16:00 a.m. Israel time, on December 20, 2007. The Saifun special general meeting is being convened by an order of an Israeli court dated October 29, 2007, an English translation of which is attached to this document as Annex C.

Q:	Who is entitled to vote at the Saifun special general meeting?

A:	Saifun has fixed November 11, 2007 as the record date for the Saifun special general meeting. If you were a Saifun shareholder at the close of business on the record date, you are entitled to vote on matters that come before the Saifun special general meeting. However, you may only vote your shares if you are present in person or represented by proxy at the Saifun special general meeting.

Q:	How can I vote?

A:	If you are entitled to vote at the Saifun special general meeting, you can vote in person at the special general meeting, or you can vote by proxy before the special general meeting. Even if you plan to attend the Saifun special general meeting, we encourage you to vote your shares by proxy as soon as possible. After carefully reading and considering the information contained in and incorporated by reference into this document, please submit your proxy in accordance with the instructions set forth on the enclosed proxy card. For detailed information, please see “Information About the Saifun Special General Meeting–How to Vote.”

Q:	What vote of Saifun shareholders is required to complete the merger?

A:	The vote required to approve the merger agreement, the merger and the transactions contemplated by the merger agreement, including the cash distribution, at the Saifun special general meeting is a majority of the Saifun shareholders present (in person or by proxy) and voting (not including abstentions) and holding at least 75% of the ordinary shares represented at the Saifun special general meeting. Saifun’s controlling shareholder has a personal interest with respect to certain transactions contemplated in the merger agreement (namely, changes in the terms of his employment, his appointment to the board of directors of Spansion and provisions relating to indemnification, exculpation and insurance as a member of the board of directors of Saifun, as described in further detail in “Interests of Certain Persons in the Merger”). With respect to these matters, the Israeli Companies Law requires (in addition to the level of approval described above) that either: (i) the majority at the special general meeting approving such matters shall include at least one-third of the voting power of the shareholders who do not have a personal interest present and voting at the special general meeting in person or by proxy; or (ii) the total votes cast in opposition by shareholders who do not have a personal interest shall not exceed 1% of the voting power of Saifun.

Q:	What happens if I do not indicate how to vote on the proxy card?

A:	If you do not include instructions on how to vote your properly signed and dated proxy card, your shares will be voted FOR the approval of the merger agreement, the merger and all other transactions contemplated by the merger agreement, including the cash distribution, and in the discretion of Dr. Boaz Eitan, Igal Shany and Guy Hadar, Adv. as the proxy holders, on any other business that may properly come before the Saifun special general meeting, including to vote in their discretion to adjourn or postpone the special general meeting or any adjournment of postponement thereof.

Q:	Why am I being asked to indicate on the proxy card if I have a personal interest in connection with those matters that represent a personal interest to Saifun’s controlling shareholder?

A:	Saifun’s controlling shareholder has a personal interest with respect to certain transactions contemplated in the merger agreement (namely, changes in the terms of his employment, his appointment to the board of directors of Spansion and provisions relating to indemnification, exculpation and insurance as a member of the board of directors of Saifun, as described in further detail in “Interests of Certain Persons in the Merger”). With respect to these matters, the Israeli Companies Law requires (in addition to the level of approval described above) that either: (i) the majority at the special general meeting approving such matters shall include at least one-third of the voting power of the shareholders who do not have a personal interest present and voting at the special general meeting in person or by proxy; or (ii) the total votes cast in opposition by shareholders who do not have a personal interest shall not exceed 1% of the voting power of Saifun.

For this purpose, “personal interest” is defined as: either a shareholder’s personal interest in the approval of an act or a transaction of Saifun, or the personal interest of his or her relative (which includes for these purposes any members of his/her immediate family or the spouses of any such members of his or her immediate family); or a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, with the exception of a personal interest arising solely from the fact of holding shares in Saifun. Accordingly, every shareholder voting at the special general meeting, or prior thereto by means of the enclosed proxy card, is required to notify Saifun whether or not such shareholder has a “personal interest” in connection with those matters that represent a personal interest to Saifun’s controlling shareholder, Dr. Boaz Eitan. Under the Israeli Companies Law, the shares of a shareholder who does not indicate whether or not the shareholder has a personal interest in the vote will not be taken into account for the purposes of the vote. Therefore, it is vital for each shareholder to indicate in the proxy card whether or not the shareholder has a personal interest in the vote.

Q:	If my shares are held in "street name" by my broker, will my broker vote my shares for me?

A:	If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” If this is the case, this document has been forwarded to you by your brokerage firm, bank or other nominee, or their agent. As the beneficial holder, you have the right to direct your broker, bank or other nominee as to how to vote your shares. Your broker or banker will not be able to vote your shares without instructions from you. You should instruct your broker or banker to vote your shares following the procedure provided by your broker or banker. Without instructions, your shares will not be counted for the purposes of approving the merger agreement and the transactions contemplated by the merger agreement

Q:	Have any Saifun shareholders agreed to vote FOR the merger agreement and the merger?

A:	Yes. Dr. Boaz Eitan, Saifun's Chief Executive Officer and the entities affiliated with Dr. Eitan have agreed to vote any Saifun ordinary shares owned by them, representing in the aggregate approximately 35% of the outstanding Saifun ordinary shares as of the record date for the Saifun special general meeting, FOR the proposal to approve the merger agreement, the merger, and the other transactions contemplated by the merger agreement, including the cash distribution.

Q:	Do Saifun's executive officers and directors have any personal interests in the merger?

A:	Yes. Saifun's executive officers and directors have personal interests in the merger that are different from, or are in addition to, those of Saifun shareholders generally. These interests include, without limitation, the following:

— Spansion’s obligation to provide indemnification and liability insurance benefits for the current Saifun executive officers and directors after the merger;

    —        employment arrangements that have been entered into, or will be entered into, with Spansion and Saifun and Atlantic Star Merger Sub by four executive officers of Saifun, including Saifun’s chief executive officer and chairman of the board, Dr. Boaz Eitan;

— upon the closing of the merger agreement, Saifun’s chief executive officer and chairman of the board, Dr. Eitan, will be appointed as a member of the board of directors of Spansion; and

    —        Eduardo Maayan, Executive Vice President of Business Development of Saifun will receive a cash payment of $175,000 upon completion of the merger and Igal Shany, chief financial officer of Saifun will receive a cash payment of $250,000 upon completion of the merger.

For detailed information, please see “Summary – Interest of Certain Persons; Share Ownership of Saifun Directors and Officers”.

Q:	Can I change my vote after I have signed and returned my proxy card or voting instruction card?

A:	Yes. You can change your vote at any time before your proxy is voted at the Saifun special general meeting. You can do this in one of three ways:

    —        you can send a written notice stating that you would like to revoke your proxy, which must be received at least twenty-four (24) hours prior to the time set for beginning the special general meeting or presented at the special general meeting to the chairman of the meeting;

    —        you can complete and submit a new proxy card dated later than the first proxy card, which must be received at least twenty-four (24) hours prior to the time set for beginning the special general meeting or presented at the special general meeting to the chairman of the meeting; or

    —        you can attend the Saifun special general meeting, and file a written notice of revocation or make an oral notice of revocation of your proxy with the chairman of the meeting and then vote in person. Your attendance at the meeting will not revoke your proxy in and of itself.

If your shares are held in a stock brokerage account or by a bank or other nominee, in order to change your vote, you must follow the directions from your broker, bank or other nominee to change those instructions.

Q:	If I purchased my Saifun ordinary shares after the record date, may I vote these shares at the Saifun special general meeting?

A:	No. A shareholder is not entitled to vote shares purchased after the record date because the shareholder was not the record holder of those shares on the record date. Only the holder as of the record date may vote shares.

Q:	Should I send in my Saifun share certificates now?

A:	No. Please do not send your Saifun share certificates with your proxy card. After the merger is completed, you will receive a letter of transmittal providing instructions on how to exchange your certificates representing Saifun shares for Spansion shares to be received in the merger.

Q:	Will the exchange of ordinary shares of Saifun for shares of Spansion Class A common stock pursuant to the merger be a taxable transaction for U.S. federal income tax and Israeli income tax purposes?

A:	Generally, the merger is intended to qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. See the section called “The Merger – Material U.S. Federal and Israeli Income Tax Consequences – Material U.S. Federal Income Tax Consequences –Tax Treatment of the Merger for U.S. Shareholders if Saifun Is or Was a Passive Foreign Investment Company,” for more information regarding the tax consequences of the merger, including making an election to treat Saifun as a “qualified electing fund.”

Under Israeli tax law, the exchange of the Saifun ordinary shares for Spansion Class A common stock is a taxable capital gains tax event, which may be deferred in accordance with the provisions of Section 104H of the Tax Ordinance. Under Section 104H, the obligation of those Saifun shareholders who elect to be governed by a Section 104H ruling to pay Israeli capital gains tax on the exchange of the Saifun ordinary shares in the merger will be deferred until the earlier of (a) two years after the closing of the merger with respect to 50% of the shares held by that shareholder, and four years after the closing of the merger with respect to the other 50% of the shares, and (b) the date on which that shareholder sells the shares of Spansion Class A common stock received in the merger, subject to the terms and conditions of Section 104H and any such tax ruling. On October 23, 2007 Saifun filed a request for a Section 104H pre-ruling from the Israeli Tax Authority on this matter.

In addition, Israeli law generally exempts non-residents of Israel (who do not have a permanent establishment in Israel) from Israeli capital gains tax on the sale of shares traded on certain stock exchanges, such as The NASDAQ Global Select Market. However, non-Israeli Saifun shareholders who acquired their shares prior to Saifun’s initial public offering in 2005 and who do not qualify for an exemption from Israeli capital gains tax under the Israeli Income Tax Ordinance (New Version), 1961, as amended (the “Tax Ordinance”) or an applicable tax treaty to which the State of Israel is a party, including the double tax treaty concluded between Israel and the United States, may be subject to Israeli capital gains tax on the disposition of their Saifun ordinary shares in the merger.

Withholding requirements may apply with respect to the consideration to which Saifun’s shareholders and option holders will be entitled, and when submitting your shares for payment of the merger consideration, you may be required to provide certain information and/or declarations in connection with such requirements.

See “The Merger – Material U.S. Federal and Israeli Income Tax Consequences.” As discussed in the section called “The Merger – Material U.S. Federal and Israeli Income Tax Consequences – Material U.S. Federal Income Tax Consequences,” you cannot use the tax summaries herein for the purpose of avoiding penalties that may be asserted against you under the Internal Revenue Code.

Q:	Will the cash distributed pursuant to the merger be a taxable transaction for U.S. federal income tax and Israeli income tax purposes?

A:	The cash to be distributed to Saifun shareholders upon completion of the merger will be a taxable event for U.S. federal income tax purposes.

Under Israeli tax law, the cash distribution of up to $163.4 million, to be made to the holders of Saifun Ordinary Shares immediately prior to the closing of the merger, is a taxable event. The tax treatment of this cash distribution will differ to the extent such distribution is characterized as a dividend or as capital gain or as a blend of the two.. Saifun is filing a request for a pre-ruling from the Israeli Tax Authority in order to clarify the classification of the cash distribution for Israeli tax purposes.

For more details, see “The Merger – Material U.S. Federal and Israeli Income Tax Consequences.” As discussed in the section called “The Merger – Material U.S. Federal and Israeli Income Tax Consequences – Material U.S. Federal Income Tax Consequences,”you cannot use the tax summaries herein for the purpose of avoiding penalties that may be asserted against you under the Internal Revenue Code.

Q:	What should I know about forward-looking statements in this document and the documents incorporated by reference in this document?

A:	This document and the documents incorporated by reference into this document contain forward-looking statements. Forward-looking statements are subject to risks and uncertainties. Forward-looking statements include statements concerning possible or assumed future results of operations of Spansion, Saifun or the combined company, statements concerning possible future benefits of the merger and statements concerning Spansion’s, Saifun’s and the combined company’s plans, objectives and expectations. These statements may contain words such as “expects”, “anticipates”, “intends,” “plans,” “believes,” “seeks,” “estimates” or other wording indicating future results or expectations. Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by the forward-looking statements in this document and the documents incorporated by reference into this document. Factors that could cause actual results to differ materially include, but are not limited to, those discussed under the caption entitled “Risk Factors” beginning on page 29 and the other cautionary statements made in this document. Spansion’s, Saifun’s or the combined company’s business, financial condition or results of operations could be materially adversely affected by any of these factors. Neither Spansion nor Saifun undertakes any obligation to revise or update any forward-looking statements to reflect any event or circumstance that arises after the date of this document, except as required by law. The cautionary statements made in this document should be read as being applicable to all related forward-looking statements wherever they appear in this document and the documents incorporated by reference into this document.

Additional information regarding these and other factors is contained in the companies’ SEC filings, including, without limitation, Spansion’s Form 10-K for its fiscal year ended December 31, 2006, and its Forms 10-Q for the fiscal quarters ended, September 30, 2007, July 1, 2007 and April 1, 2007, Saifun’s Form 20-F for the year ended December 31, 2006 and Saifun’s Forms 6-K. The companies’ filings are available from the SEC or may be obtained on Spansion’s website at www.Spansion.com and Saifun’s website at www.Saifun.com , as applicable

See “Cautionary Statement Concerning Forward-Looking Statements.”

Q:	What should I do if I have questions about the special general meeting, the merger or this document?

A:	If you have any questions about the special general meeting, the merger or this document, or if you need additional copies of this document or the enclosed proxy card, you should contact Saifun’s proxy solicitor, Innisfree M&A Incorporated, at:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

(888) 750-5834 (toll-free from the U.S. and Canada)

or

00800 7710 9971 (toll-free from Europe and Israel)

Banks and Brokers Call Collect:

(212) 750-5833 (New York)

or

+44 (0)20 7710 9960 (London)

In addition, you may also direct any questions about the merger to, and request additional copies of this document from:

Saifun Semiconductors Ltd.

Attention: Investor Relations

6 Arie Regev St.

Netanya 42504, Israel

+972-9-8928444

If your broker holds your shares, you may also call your broker for additional information.

Spansion will also provide you with copies of the information relating to Spansion, without charge, upon written or oral request to:

Spansion Inc.

Attention: Investor Relations

915 DeGuigne Drive

Sunnyvale, California 94088, USA

+1-408-962-2500

SUMMARY

        This summary highlights selected information from this document and may not contain all of the information that is important to you. To understand the merger fully, you should read carefully this entire document and the documents we refer to. See “Where You Can Find More Information.” The merger agreement is attached as Annex A to this document and is incorporated herein by reference. We encourage you to read it in its entirety, as it is the most important legal document that governs the merger.

The Companies

Saifun Semiconductors Ltd.

6 Arie Regev St.

Netanya, 42504 Israel

+972-9-8928444

        Saifun is a provider of intellectual property (IP) solutions for the non-volatile memory (NVM) market. The company’s innovative Saifun NROM® technology allows companies to deliver high performance, reliable products at a lower cost per megabit, with greater storage capacity, using a similar manufacturing process for all NVM segments. Saifun licensees license Saifun technology to develop and manufacture a variety of stand-alone and embedded NVM products. These include Flash memory for the telecommunications, consumer electronic, networking and automotive markets.

Spansion Inc.

915 DeGuigne Drive

Sunnyvale, California 94088, USA

+1-408-962-2500

        Spansion is one of the largest Flash memory providers and the largest company in the world exclusively dedicated to designing, developing, manufacturing, marketing and selling Flash memory solutions, a critical semiconductor element of nearly every electronic product and one of the fastest growing segments of the semiconductor industry. Spansion’s Flash memory is integrated into a broad range of electronic products, including mobile phones, consumer electronics, automotive electronics, networking and telecommunications equipment, personal computers and PC peripherals.

Atlantic Star Merger Sub Ltd.

c/o Spansion Inc.

915 DeGuigne Drive

Sunnyvale, California 94088, USA

+1-408-962-2500

        Atlantic Star Merger Sub Ltd. is a newly-formed, wholly-owned subsidiary of Spansion. Spansion formed this subsidiary as an Israeli company solely to effect the merger, and this subsidiary has not conducted and will not conduct any business during any period of its existence.

        See “The Companies.”

Saifun’s Reasons for the Merger; Recommendation of the Saifun Board of Directors

        After careful consideration, the Saifun board of directors resolved that the merger agreement and the transactions contemplated thereunder, including but not limited to the merger and the cash distribution, are fair to and in the best interests of Saifun and its shareholders and approved the merger agreement. The Saifun board of directors recommends that you vote FOR the approval of the merger agreement, the merger and the transactions the merger agreement contemplates, including the cash distribution.

        In reaching its decision to approve the merger agreement and to recommend that Saifun shareholders vote to approve the merger agreement, the merger and the transactions contemplated by the merger agreement, including the cash distribution, the Saifun board of directors consulted with Saifun’s management and Saifun’s financial and legal advisors and considered a number of strategic, financial and other factors as described under “The Merger–Saifun’s Reasons for the Merger; Recommendation of the Saifun Board of Directors.”

Opinion of Saifun’s Financial Advisor

        In connection with the merger and the other transactions contemplated by the merger agreement, including the cash distribution, the Saifun board of directors received a written opinion, dated October 6, 2007, from Saifun’s financial advisor, Lehman Brothers Inc., to the effect that, as of October 6, 2007 and based upon and subject to the factors, assumptions, qualifications and limitations set forth in the opinion, the consideration to be offered to the shareholders in the merger and the other transactions contemplated by the merger agreement, including the exchange ratio of 0.7429 of a share of Spansion Class A common stock and the cash distribution of $5.05 per share for each Saifun ordinary share was fair, from a financial point of view, to holders of Saifun ordinary shares. The full text of Lehman Brothers’ written opinion is attached to this document as Annex B. We encourage you to read the opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken. Lehman Brothers’ opinion was provided to the Saifun board of directors in connection with its evaluation of the consideration offered to the shareholders and relates only to the fairness, from a financial point of view, of the consideration offered to holders of Saifun ordinary shares. Lehman Brothers’ opinion does not address any other terms, aspects or implications of the merger and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act on any matters relating to the proposed merger. See “The Merger–Opinion of Saifun’s Financial Advisor.”

Interests of Certain Persons; Share Ownership of Saifun Directors and Officers

        When considering the recommendation by the Saifun board of directors to vote FOR the proposal to approve the merger agreement, the merger and the transactions the merger agreement contemplates including the cash distribution, you should be aware that officers and directors of Saifun have interests in the merger that may be different from your interests, including:

—	Spansion has agreed that after the effective time of the merger, it will (i) cause Saifun as the surviving entity to fulfill and honor in all respects the obligations of Saifun pursuant to any existing indemnification and exculpation agreements between Saifun and each person who is or at any time prior to the effective time of the merger was an officer or director of Saifun or any of its subsidiaries; and (ii) allow Saifun to acquire, or alternatively to cause the surviving entity to maintain in effect, officers’ and directors’ liability insurance for seven years after the effective time of the merger;

—	Dr. Boaz Eitan, the chairman of the board and chief executive officer of Saifun, Eduardo Maayan, Executive Vice President of Business Development of Saifun and Igal Shany, chief financial officer of Saifun have entered into retention and non-competition agreements with Spansion, Saifun and Atlantic Star Merger Sub pursuant to which they agreed to continue to be employed after completion of the merger. Their existing employment agreements with Saifun will stay in force except with respect to their salary (which will be increased by approximately 20%5), performance-based bonus payments and a retention bonus (according to which each will receive, a retention bonus in an amount equivalent to up to one times his annual salary if he remains employed by Saifun for twelve months after completion of the merger). Ron Eliyahu, Vice President of Research & Development is required to enter into a similar retention and non-competition agreement before the closing of the merger.

5 With respect to Dr. Eitan the retention and non-competition agreement provided for an increase of approximately 20% of the salary last approved for him by the annual general meeting of the shareholders of Saifun.

—	Dr. Eitan will continue in his position as the chief executive officer of Saifun and be appointed as EVP and the Chief Architect of Spansion. Upon the closing of the merger, Dr. Eitan will be appointed as a member of the board of directors of Spansion.

—	Eduardo Maayan, Executive Vice President of Business Development of Saifun will receive a cash payment of $175,000 upon completion of the merger and Igal Shany, chief financial officer of Saifun will receive a cash payment of $250,000 upon completion of the merger.

—	Saifun, Spansion and Atlantic Star Merger Sub have undertaken to employ Igal Shany, chief financial officer of Saifun, for at least one additional year of employment after completion of the merger, subject to and commencing as of the closing of the merger. In addition, Saifun has resolved that 50% of the outstanding share options to purchase shares of Saifun granted to Igal Shany shall be vested subject to and upon closing of the merger and the other 50% shall vest upon the occurrence of the earlier of: (i) the first anniversary of the closing of the merger, provided that Igal Shany is still employed by Saifun at such time; or (ii) the termination of Igal Shany’s employment by Saifun without cause.

—	Following the merger, Eduardo Maayan shall become a Corporate Vice President of Spansion and Igal Shany shall become a Vice President of Spansion.

        The Saifun board of directors was aware of these interests and considered them in approving the merger agreement, the merger and the other transactions contemplated by the merger agreement, including the cash distribution.

        As of the record date for the special general meeting, the directors and executive officers of Saifun, as a group, beneficially owned in the aggregate approximately 38.7% of the outstanding Saifun ordinary shares.

        See “Interests of Certain Persons in the Merger” and “Information About the Saifun General Meeting–Share Ownership of Saifun Directors and Executive Officers.”

Ownership of Spansion Following the Merger

        Saifun shareholders collectively will receive an estimated 23,291,043 shares of Spansion Class A common stock in the merger based on the number of Saifun ordinary shares issued and outstanding on October 5, 2007 (excluding shares issuable upon exercise of outstanding options).

        Based on the number of shares of Spansion Class A common stock and Saifun ordinary shares outstanding as of October 5, 2007, Saifun shareholders will own approximately 14.7% of the shares of Spansion Class A common stock outstanding immediately after the merger.

The Merger Agreement

        The merger agreement is attached as Annex A to this document. You should read the merger agreement carefully in its entirety. It is the most important legal document governing the merger. See “The Merger Agreement.”

Structure of the Merger

        The merger is being effected as an arrangement between Saifun and its shareholders under the Israeli Companies Law. In the merger, Atlantic Star Merger Sub Ltd., a wholly-owned subsidiary of Spansion, will be merged with and into Saifun. Saifun will be the surviving company of the merger and will become a wholly-owned subsidiary of Spansion. See “The Merger Agreement–Structure of the Merger.”

Consideration

        If the merger is completed, each holder of ordinary shares of Saifun at the effective time of the merger will be entitled to receive for each such share (a) 0.7429 of a share of Spansion Class A common stock and (b) approximately $5.05 per share in cash (representing a distribution of a portion of Saifun’s existing cash and cash equivalents, short term investment and marketable securities). Notwithstanding the foregoing, according to the terms of the merger agreement, in the event that Spansion shall inform Saifun that it is necessary to effect a reduction in the exchange ratio, in order to ensure that a vote by Spansion’s stockholders is not required to authorize the merger agreement or to consummate the transactions contemplated by the merger agreement, the exchange ratio shall be reduced by an amount determined by Spansion, provided, that, such reduction shall not exceed 0.0191, and the total aggregate distributions of Saifun’s existing cash will be increased by $26,209.86 for every 0.0001 decrease in the exchange ratio, provided, that, such increase shall not exceed $5,006,083 in the aggregate. See “The Merger–Merger Consideration” and “The Merger Agreement–Conversion of Saifun Ordinary Shares in the Merger.”

Fractional Shares

        Spansion will not issue fractional shares in connection with the merger. If you would otherwise be entitled to receive a fraction of a share of Spansion Class A common stock (after aggregating all the fractional shares of Spansion Class A common stock that you would be entitled to receive), you will instead of that fraction receive cash (rounded to the nearest whole cent), without interest, equal to that fraction multiplied by the average closing price of one share of Spansion Class A common stock for the five (5) consecutive trading days ending on and including the second trading day immediately prior to the closing of the merger, as reported on The NASDAQ Global Select Market. See “The Merger Agreement–Fractional Shares.”

Conditions to the Merger

        The parties will complete the merger only if the parties satisfy or waive several conditions. The conditions include, among others:

—	the Israeli court shall have approved the merger agreement, the merger and the other transactions contemplated by the merger agreement, including the cash distribution;

—	the shares of Spansion Class A common stock issuable to Saifun shareholders shall have been approved for listing on The NASDAQ Global Select Market;

—	no injunction, judgment, order, decree, statute, law, ordinance, rule or regulation, entered, enacted, promulgated, enforced or issued by any court or other governmental entity of competent jurisdiction or other similar legal restraint or prohibition shall be in effect, and there shall not be pending any suit, action or proceeding by any governmental entity, in each case in connection with the merger, the cash distribution or any of the other transactions contemplated under the merger agreement, (i) preventing the consummation of the merger, (ii) prohibiting or limiting the ownership or operation by Saifun or Spansion and their respective subsidiaries of any material portion of the business or assets of Saifun or Spansion and their respective subsidiaries taken as a whole in a jurisdiction where such entity has substantial operations or from which it derives substantial revenues, or compelling Saifun or Spansion and their respective subsidiaries to dispose of or hold separate any material portion of the business or assets of Saifun or Spansion and their respective subsidiaries, taken as a whole in a jurisdiction where such entity has substantial operations or from which it derives substantial revenues, or (iii) which otherwise could reasonably be expected to have a material adverse effect on Saifun or Spansion, as applicable;

—	approvals by the Israeli Office of the Chief Scientist and the Israeli Investment Center must have been obtained;

—	a tax ruling confirming that the obligation Dr. Boaz Eitan and his affiliated entities to pay capital gains tax on the exchange of the ordinary shares of Saifun for common stock of Spansion will qualify for deferral in accordance with the provisions of Section 104H of the Israeli Tax Ordinance shall have been obtained, which condition will be deemed satisfied if certain conditions as set forth in the merger agreement are met;

—	a tax ruling confirming that the distribution of funds transferred from Saifun (BVI) Limited to Saifun to the holders of ordinary shares of Saifun will either (x) not be subject to Israeli withholding requirements or (y) be subject to Israeli withholding requirements as will be set out in the ruling shall have been obtained from the ITA, and the characterization by the ITA of the cash distribution shall not reasonably be expected to result in any negative impact to Saifun or Spansion other than any reduction in equity inherent in the cash distribution;

—	subject to certain exceptions, the representations and warranties of the other party will have been true and correct in all material respects as of the effective time of the merger, but all those representations and warranties will be deemed to be true and correct in all material respects unless the failure of those representations or warranties to be true and correct (without giving effect to materiality or material adverse effect qualifiers) results or would reasonably be expected to result in a material adverse effect (as that term is defined in the merger agreement) on the other party;

—	the other party must have performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing date;

—	between the date of the merger agreement and the closing date of the merger there will not have been any change, effect, event, occurrence, condition or development with respect to the other party or its subsidiaries which, individually or in the aggregate, would have a material adverse effect on the other party that has not been cured by the effective time of the merger;

—	a retention and non-competition agreement shall have been executed by Ron Eliyahu, Vice President of Research & Development;

—	consents from counter parties to certain contracts listed in the disclosure letter delivered in connection with the merger agreement shall have been obtained;

—	all of Saifun’s existing directors shall have resigned from its board to be effective on the effective date of the merger;

—	neither Saifun or Spansion shall have received any written or oral indication from the Investment Center or the Israeli income tax authorities to the effect that the consummation of the merger will materially jeopardize or adversely affect the tax status and benefits of Saifun, including its approved enterprise tax status and its status as an industrial company; and

—	if approval of the Israeli Commissioner of Restrictive Trade Practices is required in order to effect the merger transactions, such approval shall have been obtained without any conditions (other than a response with standard conditions) or, alternatively, the waiting period prescribed under the Restrictive Trade Practices Act, 1988, including any extensions thereof, shall have expired without receipt of a response from the Israeli Commissioner of Restrictive Trade Practices.

        See “The Merger Agreement–Conditions to Completion of the Merger” and “The Merger Agreement–Determination of Material Adverse Effect.”

Termination

        Spansion and Saifun can agree to terminate the merger agreement at any time prior to the effective time of the merger, whether before or after approval of the merger by Saifun’s shareholders. In addition, either Spansion or Saifun can terminate the merger agreement if any of the following occurs:

—	the merger does not close by April 30, 2008, unless such failure to be consummated by such date resulted from breach by such party of the merger agreement;

—	an injunction, judgment, order, decree, statute, law, ordinance, rule or regulation is entered, enacted, promulgated, enforced or issued by any court or other governmental entity and becomes final and non-appealable having the effect of (i) preventing the consummation of the merger, (ii) prohibiting or limiting the ownership or operation by Saifun or Spansion and their respective subsidiaries of any material portion of the business or assets of Saifun or Spansion and their respective subsidiaries taken as a whole in a jurisdiction where such entity has substantial operations or from which it derives substantial revenues, or compelling Saifun or Spansion and their respective subsidiaries to dispose of or hold separate any material portion of the business or assets of Saifun or Spansion and their respective subsidiaries, taken as a whole in a jurisdiction where such entity has substantial operations or from which it derives substantial revenues, or (iii) which otherwise could reasonably be expected to have a material adverse effect on Saifun or Spansion, as applicable;

—	the required approval of Saifun’s shareholders has not been obtained due to the failure to obtain the vote necessary to approve the merger at the Saifun special general meeting;

—	upon a breach of any representation, warranty, covenant or agreement on the part of the other party, or if any representation or warranty of the other party shall have become untrue, provided, that if such inaccuracy or breach is curable by the other party through the exercise of its commercially reasonable efforts, then the first party may not terminate the merger agreement for thirty (30) days after delivery of written notice to the other party of such breach, provided the other party continues to exercise commercially reasonable efforts to cure such breach or inaccuracy; or

—	a change, effect, event, occurrence, condition or development having a material adverse effect occurs after the date of the merger agreement with respect to the other party, but if the material adverse effect is curable, the other party will have thirty (30) days from the date it is provided with notice of the material adverse effect to cure the material adverse effect.

        In addition, the merger agreement may be terminated by Spansion at any time prior to the effective time of the merger if the Israeli court shall have denied or rejected the motion for the merger approval.

        In addition, Saifun can terminate the merger agreement to enter into a binding definitive agreement for a superior proposal, subject to complying with the conditions specified in the merger agreement, and Spansion may terminate the merger agreement upon the occurrence of “triggering events” specified in the merger agreement relating to the withdrawal by the Saifun board of directors of its support of the merger.

        See “The Merger Agreement–Termination of the Merger Agreement.”

No Solicitation of Acquisition Proposals

        The merger agreement contains detailed provisions restricting Saifun’s right to solicit a competing acquisition transaction.

        See “The Merger Agreement–No Solicitation of Acquisition Proposals by Saifun.”

Termination Fee

        Saifun will be required to pay a termination fee of $8 million to Spansion if the merger agreement is terminated under certain circumstances in which a “triggering event” will have occurred in connection with a third party offer to purchase Saifun. Saifun has also agreed to pay to Spansion an amount equal to the aggregate amount of fees and expenses incurred by Spansion in connection with the merger agreement in an amount not to exceed $2 million if the merger agreement is terminated due to a failure to obtain the required shareholder approval, provided that, any such expenses paid by Saifun to Spansion shall be credited against any subsequent payment by Saifun to Spansion of the termination fee as detailed above.

        See “The Merger Agreement – Termination Fee.”

Court Approval

        The merger is being effected as an arrangement between Saifun and its shareholders under the Israeli Companies Law. Saifun’s court motion also seeks the approval of the cash distribution in the amount of up to US$163.4 million (but not less then US$158.3 million) in cash to Saifun’s shareholders, a significant portion of which does not comply with the profit requirement set forth in Section 302 of the Companies Law 5759-1999. Saifun has received Israeli court approval to convene the special general meeting to approve the merger. If Saifun shareholder approval is obtained, Saifun must seek Israeli court approval of the merger agreement, the merger and the other transactions contemplated by the merger agreement, including the cash distribution, and will publish notice of the receipt of shareholder approval of the merger agreement, the merger and the other transactions contemplated by the merger agreement, including the cash distribution, the filing of the motion to the court to approve the merger agreement, the merger, and the other transactions contemplated by the merger agreement, including the cash distribution and the date of the court hearing to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, including the cash distribution. In addition, Saifun is required to deliver to each of its shareholders a notice of the meeting and copies of the order of the court to convene the meeting and the motion for the approval of the merger agreement, the merger, and the other transactions contemplated by the merger agreement, including the cash distribution, submitted to the court. An English translation of the application for the approval of the proposed merger and the cash distribution submitted to the Israeli court and the order of the court to convene the special general meeting are attached to this document as Annex C. You should note that, if the merger agreement, the merger, and the other transactions contemplated by the merger agreement, including the cash distribution, are approved by Saifun’s shareholders at the special general meeting, you will have the right to submit to the court your objection to the arrangement contemplated by the merger agreement within ten (10) days following the publication by Saifun of shareholder approval of the merger agreement, provided that such notice shall be delivered no later than five (5) days before the court hearing to be held following the special general meeting in order to approve the merger and whose date will be published by Saifun in advance in accordance with applicable legal requirements.

        Saifun’s creditors may approach to the District Court of Tel Aviv and oppose the motion for approval of the cash distribution prior to November 25, 2007, or such later date as determined by the District Court of Tel Aviv.

U.S. Securities Law Exemption

        If the Israeli court approves the proposed merger in accordance with the procedures described above, it is expected that the issuance of shares of Spansion Class A common stock in the merger will be made without registration under the Securities Act in reliance on an exemption under Section 3(a)(10) of the Securities Act.

Israeli Securities Approval

        On October 25, 2007, Saifun notified the Israeli Securities Authority of the submission of the motion to convene the Saifun special general meeting. On October 25, 2007, Spansion submitted a request to the Israeli Securities Authority to confirm that there will be no prospectus requirement under Israeli law in connection with issuance of shares of Spansion Class A common stock in the merger.

Regulatory Approval

        Spansion and Saifun are required to receive Israeli regulatory approvals, including from the Investment Center of the Israeli Ministry of Trade and Industry and the Office of the Chief Scientist of the Israeli Ministry of Trade and Industry.

        See “The Merger – Regulatory Matters.”

Material U.S. Federal and Israeli Income Tax Consequences

        The merger is intended to be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. In that event, for U.S. federal income tax purposes, U.S. holders of Saifun shares will not recognize any taxable gain or loss on the exchange of their Saifun shares for Spansion shares, but will recognize a taxable gain or loss in respect of any cash received instead of a fractional share of Spansion Class A common stock.

        If the Israeli tax ruling from the Israeli Tax Authority is obtained pursuant to Section 104H of the Israeli Income Tax Ordinance, the obligation of residents of Israel who are Saifun shareholders to pay Israeli capital gains tax on the exchange of Saifun ordinary shares for shares of Spansion Class A common stock will be deferred until the earlier of (a) two years after the closing of the merger with respect to 50% of the shares held by that shareholder, and four years after the closing of the merger with respect to the other 50% of the shares, and (b) the date on which that shareholder sells the shares of Spansion Class A common stock received in the merger, subject to the terms and conditions of Section 104H and any such tax ruling.

        The cash to be distributed to Saifun shareholders upon completion of the merger will be a taxable event for U.S. federal income tax purposes. Additionally, such payment is a taxable event for Israeli tax purposes. Withholding requirements may apply to the cash consideration receivable in the transaction.

        See the section of this document titled “The Merger–Material U.S. Federal and Israeli Income Tax Consequences” for a summary discussion of material U.S. federal income tax consequences of the merger to U.S. holders and material Israeli tax consequences in connection with the merger.

        You should consult your tax advisor about the particular tax consequences of the merger to you.

Risk Factors

        You should note that an investment in Spansion Class A common stock involves risks and uncertainties. In addition, the merger agreement and the merger each involve certain risks. You should consider these risks in evaluating how to vote your Saifun ordinary shares at the Saifun special general meeting.

        See “Risk Factors.”

Voting Agreements

        Dr. Boaz Eitan and his affiliated entities, each in his or its capacity as a shareholder of Saifun, who collectively beneficially owned approximately 35% of Saifun’s outstanding ordinary shares as of November 11, 2007, the record date for the Saifun special general meeting, have entered into voting undertakings, pursuant to which each of them agreed to vote their shares of Saifun (i) for the adoption and approval of the merger agreement, the merger, and the other transactions contemplated by the merger agreement, including the cash distribution (the “Transactions”), (ii) against any action or agreement that would compete with, or materially impede, or interfere with or that would reasonably be expected to discourage the Transactions or inhibit the timely consummation of the Transactions, and (iii) except for the merger, against any alternative business combination transaction, or merger, consolidation, business combination, reorganization, recapitalization, liquidation or sale or transfer of any material assets of Saifun or its subsidiaries not permitted pursuant to the merger agreement.

        Pursuant to the voting undertakings, Dr. Boaz Eitan and his affiliated entities also agreed that if Saifun terminates the merger agreement under certain circumstances, and such shareholders subsequently receive consideration for their Saifun shares in an alternative business combination transaction, then they will pay to Spansion 50% of the difference between (i) the sum of the price they would have received in the merger plus the portion of the cash distribution they would have received from Saifun and (ii) the price they actually receive in the alternative transaction (which payment will take the same form and proportion as the consideration they receive in the alternative transaction).

        See “Other Material Agreements Relating to the Merger–Voting Agreements.”

SAIFUN SELECTED FINANCIAL DATA

        When you read this summary historical financial data, it is important that you also read Saifun’s historical consolidated financial statements and related notes incorporated by reference into this document, as well as the sections entitled “Operating and Financial Review and Prospects” in Saifun’s reports incorporated by reference into this document. See “Where You Can Find More Information.”

        The selected consolidated balance sheet data as of September 30, 2007 and the selected consolidated statement of operations data for the nine months ended September 30, 2007 and September 30, 2006 have been derived from unaudited financial statements incorporated by reference in this document. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which Saifun considers necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the nine months ended September 30, 2007 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2007.

        The selected historical consolidated financial data for 2006, 2005 and 2004 fiscal years have been derived from audited consolidated financial statements and related notes incorporated by reference in this document. The selected historical consolidated financial data for 2003 and 2002 fiscal years have been derived from audited consolidated financial statements and related notes not incorporated by reference in this document.

	Nine months ended (Unaudited)		Year ended,
	Sep. 30, 2006	Sep. 30, 2007	Dec. 31, 2002	Dec. 28, 2003 (3)	Dec. 26, 2004 (3)	Dec. 31, 2005	Dec. 31, 2006
	(in thousands, except share and per share data)

Statements of
operations data:
Revenues:(1)
Licenses and royalties	$31,601	$18,369	$3,170	$7,817	$22,640	$65,790	$40,983
Services	17,220	8,855	3,438	6,639	7,926	12,811	21,794

Total revenues	48,821	27,224	6,608	14,456	30,566	78,601	62,777

Cost of service
revenues(2)	10,465	10,070	2,086	4,147	7,084	12,048	14,863

	38,356	17,154	4,522	10,309	23,482	66,553	47,914

Operating expenses:
Research and
development,
net(2)	9,665	9,203	6,583	9,132	6,792	7,427	12,818
Marketing and
selling(2)..	2,280	2,224	920	2,543	2,914	4,889	2,927
General and
administrative(2)	4,327	3,366	3,426	1,779	2,115	6,216	6,048
Other expenses (5)	-	377

Total operating
expenses	16,272	15,170	10,929	13,454	11,821	18,532	21,793

Operating income (loss).	22,084	1,984	(6,407)	(3,145)	11,661	48,021	26,121
Financial income, net	6,899	9,146	1,030	1,137	1,699	1,749	9,777
Equity in losses of
equity method
investees	-	-	(6,851)	(12,820)	(26,172)	-	-
Compensation expense
related to
issuance of
options to
employees of
equity method
investees	-	-	-	(206)	(569)	-	-
Capital loss from
sale of equity
method investees..	-	-	-	-	(17,334)	-	-

	Nine months ended (Unaudited)		Year ended,
	Sep. 30, 2006	Sep. 30, 2007	Dec. 31, 2002	Dec. 28, 2003 (3)	Dec. 26, 2004 (3)	Dec. 31, 2005	Dec. 31, 2006
	(in thousands, except share and per share data)

Income (loss) from
continuing
operations before
income taxes	28,983	11,130	(12,228)	(15,034)	(30,715)	49,770	35,898
Income taxes	693	1,796	-	-	-	-	1,281
Income (loss) from
continuing
operations after
income taxes	28,290	9,334	(12,228)	(15,034)	(30,715)	49,770	34,617
Loss from
discontinued
operations(2)(3)..	-	-	-	(156)	(7,189)	(5,263)	-

Income (loss) before
cumulative
effect of change
in accounting
principle	28,290	9,334	(12,228)	(15,190)	(37,904)	44,507	34,617

Cumulative effect of
a change in
accounting
principle(4)	378	-	-	-	-	-	378

Net income (loss)	$28,668	$9,334	$(12,228)	$(15,190)	$(37,904)	$44,507	$34,995

Allocation of
undistributed
earnings to
convertible
preferred shares	-	-	-	-	-	(39,529)	-

Net income (loss)
attributed to
ordinary shares
after allocation
of undistributed
earnings	$28,668	$9,334	$(12,228)	$(15,190)	$(37,904)	$4,978	$34,995

Basic earnings
(loss) from
continuing
operations per
ordinary share	$0.93	$0.30	$(0.76)	$(0.89)	$(1.81)	$0.46	$1.13

	Nine months ended (Unaudited)		Year ended,
	Sep. 30, 2006	Sep. 30, 2007	Dec. 31, 2002	Dec. 28, 2003 (3)	Dec. 26, 2004 (3)	Dec. 31, 2005	Dec. 31, 2006
	(in thousands, except share and per share data)

Basic earnings
(loss) from
discontinued
operations and
cumulative effect
of change in
accounting
principle per
ordinary share	$0.01	-	-	$(0.01)	$(0.43)	$(0.29)	$0.01

Basic net earnings
(loss) per
ordinary share	$0.94	$0.30	$(0.76)	$(0.90)	$(2.24)	$0.17	$1.14

Weighted average
number of
ordinary shares
used in computing
net earnings
(loss) per share
amounts--basic	30,550,455	31,400,518	16,102,326	16,896,134	16,927,087	29,452,828	30,761,490

Diluted earnings
(loss) from
continuing
operations per
ordinary share	$0.87	$0.29	$(0.76)	$(0.89)	$(1.81)	$0.36	$1.07

Diluted earnings
(loss) from
discontinued
operations and
cumulative effect
of change in
accounting
principle per
ordinary share	$0.01	-	-	$(0.01)	$(0.43)	$(0.20)	$0.01

Diluted net earnings
(loss) per
ordinary share	$0.88	$0.29	$(0.76)	$(0.90)	$(2.24)	$0.16	$1.08

Weighted average
number of
ordinary shares
used in computing
net earnings
(loss) per share
amounts-- diluted	32,531,061	31,649,152	16,102,326	16,896,134	16,927,087	31,947,043	32,454,513

	As of
	Sep. 30, 2007 (Unaudited)	Dec. 31, 2002	Dec. 28, 2003 (3)	Dec. 26, 2004 (3)	Dec. 31, 2005	Dec. 31, 2006
	(in thousands)

Balance sheet data:
Cash and cash equivalents	$54,733	$40,576	$29,384	$27,228	$100,327	$52,919
Short-term investments	7,590	771	514	161	-	2,016
Marketable securities	172,504	-	10,868	17,065	81,496	176,164
Working capital (6)	138,456	36,894	25,499	(2,433)	166,487	171,655
Total assets	268,782	50,211	51,894	64,934	193,738	250,178
Total liabilities	20,710	16,087	22,038	59,996	17,665	13,891
Capital stock	125	60	60	60	120	125
Retained earnings (accumulated deficit)	8,538	(27,204)	(42,394)	(80,298)	(35,791)	(796)
Total shareholders' equity	248,072	34,124	29,856	4,938	176,073	236,287

(1)	Includes revenues from related parties, principally from design and product development services provided to Saifun’s former joint venture, consisting of $3,150 for 2002, $6,440 for 2003, and $8,425 for 2004. License revenues for 2005 include non-cash revenues of $19,182 resulting from the termination of Saifun’s former joint venture.

(2)	Costs and expenses include stock-based compensation related to options granted to employees and others as follows:

	Nine months ended, (Unaudited)		Year ended,
	Sep. 30, 2006	Sep. 30, 2007	Dec. 26, 2004	Dec. 31, 2005	Dec. 31, 2006
	(in thousands)

Cost of services	$1,130	$1,596	$175	$834	$1,716
Research and development, net	677	964	220	330	1,036
Marketing and selling	490	738	87	667	732
General and administrative	1,041	1,006	96	2,410	1,477
Loss from discontinued operations	-	-	23	54	--

Total	$3,338	$4,304	$601	$4,295	$4,961

(3)	Saifun decided to discontinue product sales in the second quarter of 2005. During the third quarter of 2005, Saifun began accounting for products sales operations as discontinued operations and prior year financial information has been reclassified.

(4)	On January 1, 2006, we adopted FAS 123(R), “Share-Based Payment”. Accordingly, Saifun recorded a cumulative effect of change in accounting principle relating to estimated forfeitures for the compensation cost that was recognized in the financial statements under the provisions of FAS 123 for the years ended December 26, 2004 and December 31, 2005.

(5)	Other expenses include direct costs related to the merger with Spansion Inc.

(6)	Current assets less current liabilities.

COMPARATIVE PER SHARE MARKET PRICE DATA

        Saifun ordinary shares are traded on The NASDAQ Global Select Market under the symbol “SFUN.” Spansion Class A common stock is traded on The NASDAQ Global Select Market under the symbol “SPSN.”

        The following table shows, for each company’s fiscal quarters indicated, the high and low sale prices per share, adjusted for stock splits, of Saifun ordinary shares and shares of Spansion Class A common stock as reported on The NASDAQ Global Select Market.

        Spansion’s fiscal year ends on December 31 and Saifun’s fiscal year ends on December 31.

	Spansion Class A Common Stock Per Share Sales Prices		Saifun Ordinary Shares Per Share Sales Prices
Fiscal Quarters	High	Low	High	Low

2005:
Fourth Quarter	$14.30	$13.50	$35.30	$27.69
2006:
First Quarter	$15.88	$12.80	$37.90	$27.86
Second Quarter	$18.38	$12.96	$34.22	$26.88
Third Quarter	$18.30	$13.33	$29.30	$25.05
Fourth Quarter	$17.20	$13.57	$29.75	$16.55
2007:
First Quarter	$14.70	$11.40	$19.32	$11.01
Second Quarter	$12.69	$9.61	$11.95	$10.11
July	$11.90	$10.61	$12.85	$11.65
August	$10.58	$8.98	$11.87	$9.88
September	$9.23	$8.02	$10.19	$9.39
October (through November 9)	$8.52	$6.02	$10.88	$9.31

        The following table shows the closing sale prices per share of Spansion Class A common stock and Saifun ordinary shares as reported on The NASDAQ Global Select Market on:

—	October 5, 2007, the last trading day of The NASDAQ Global Select Market before public announcement that Spansion and Saifun had entered into the merger agreement; and

—	November 9, 2007, the last full trading day for which closing prices were available as of the date of this document.

The table also includes the equivalent price per Saifun ordinary share on those dates. These equivalent Saifun share prices reflect the 0.7429 of a share of Spansion Class A common stock and approximately $5.05 per share in cash that Saifun shareholders will be entitled to receive for each Saifun ordinary share in the merger.

	Spansion Common Stock	Saifun Ordinary Shares	Equivalent Price Per Share

October 5, 2007	$8.36	$10.38	$11.26
November 9, 2007	$6.02	$9.31	$9.52

        The above table only shows historical comparisons. These comparisons may not provide meaningful information in determining whether to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, including the cash distribution. Spansion and Saifun urge you to obtain current market quotations for Spansion Class A common stock and Saifun ordinary shares and to review carefully the information contained in this document or incorporated by reference into this document in considering whether to approve the merger agreement, the merger, and the other transactions contemplated by the merger agreement, including the cash distribution.

DIVIDEND DATA

Saifun

        Saifun has never declared or paid any cash dividends on Saifun ordinary shares and does not anticipate paying any cash dividends on its ordinary shares in the future subject to the following:

—	In February 2007, Saifun announced that its board of directors authorized it to purchase up to 1.5 million of its ordinary shares, which represent approximately 4.8% of its total outstanding shares as of December 31, 2006. 274,776 ordinary shares were repurchased by Saifun during the six months ended June 30, 2007. In accordance with the Israeli Companies Law, as long as the repurchased shares are held by Saifun, these shares will be considered “dormant shares” with the result that they will not be entitled to any voting or dividend rights.

—	Saifun shall declare (subject to obtaining the court approval), and immediately prior to the closing of the merger shall pay, a cash distribution equal to up to US$163,302,55 (but not less than US$158,296,472) in the aggregate to all holders of record of ordinary shares of Saifun as of immediately prior to the closing of the merger pro rata in accordance with their shareholdings. Notwithstanding the foregoing, according to the terms of the merger agreement, in the event that Spansion shall inform Saifun that it is necessary to effect a reduction in the exchange ratio, in order to ensure that a vote by Spansion’s stockholders is not required to authorize the merger agreement or to consummate the transactions contemplated by the merger agreement, the exchange ratio shall be reduced by an amount determined by Spansion, provided, that, such reduction shall not exceed 0.0191, and the total aggregate distributions of Saifun’s existing cash will be increased by $26,209.86 for every 0.0001 decrease in the exchange ratio, provided, that, such increase shall not exceed $5,006,083 in the aggregate.

Spansion

        Spansion has never paid or declared any cash dividends and does not anticipate paying any cash dividends in the foreseeable future. The decision whether to pay cash dividends will be made by Spansion’s board of directors in light of conditions then existing, including results of operations, financial condition and requirements, business conditions, covenants under loan agreements and other contractual arrangements, and other factors.

RISK FACTORS

        In addition to the other information contained or incorporated by reference into this document, you should carefully consider the following risk factors in deciding whether to vote in favor of the proposal to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, including the cash distribution. If the merger is completed, you will be exchanging your current investment in Saifun ordinary shares for an investment in Spansion Class A common stock. An investment in Spansion Class A common stock involves a high degree of risk.

Risks Related to the Proposed Merger

The exchange ratio in the merger is fixed and therefore the market price of the Spansion Class A common stock you receive in the merger will fluctuate.

        Upon completion of the merger, each ordinary share of Saifun will be exchanged for 0.7429 of a share of Spansion Class A common stock. The exchange ratio will not change even though the market price of both Saifun ordinary shares and shares of Spansion Class A common stock fluctuates on a daily basis. Neither Saifun nor Spansion may withdraw from the merger, and Saifun may not resolicit the vote of its shareholders, solely because of changes in the market price of Saifun ordinary shares or shares of Spansion Class A common stock either before or after the merger is approved by Saifun’s shareholders. The specific dollar value of shares of Spansion Class A common stock you will receive upon completion of the merger will depend on the market value of shares of Spansion Class A common stock at the time of the merger, which may be lower than the closing price of shares of Spansion Class A common stock on (i) the last full trading day preceding public announcement of the merger agreement, (ii) the last full trading day prior to the date of this document, (iii) the date of the Saifun special general meeting or (iv) the date the merger is approved by the Israeli court. There may be a significant amount of time between the date Saifun shareholders approve the merger at the Saifun special general meeting and the date that the other conditions to the merger are satisfied and the merger is consummated and, although the market price of both Saifun ordinary shares and shares of Spansion Class A common stock will continue to fluctuate during that period, the exchange ratio will not change.

All conditions to the merger may not be satisfied and the merger may not be completed. If the merger is not completed, Saifun’s business and operations could be materially harmed.

        The merger is subject to the satisfaction of certain closing conditions that are beyond either company’s control and that may prevent its completion. Neither Spansion nor Saifun can predict whether these conditions will be satisfied. These conditions include the approval of the merger by Saifun’s shareholders, as well as by the Israeli court. The merger is also subject to antitrust and other regulatory review and approvals in Israel and other jurisdictions. Due to these conditions or other factors, the merger may not be completed.

        If the merger is not completed, Saifun may be subject to the following material risks, among others:

—	The disruption to Saifun’s relationships with customers, suppliers, licensors, licensees and other business partners (including Spansion, which represented 28% and 49% of Saifun’s licensing and service revenues in 2006 and the first nine months of 2007, respectively) as a result of uncertainties relating to the proposed merger with Spansion may detract from Saifun’s ability to grow or even maintain its level of revenues, which may lead to a loss of market position and profitability that Saifun might be unable to regain. In particular, in anticipation of the merger, licensees or customers may curtail or terminate their relationships with Saifun. Saifun might not be able to regain those relationships, and Saifun might not be able to replace any lost business with new licensees or customers.

—	Saifun may lose potential strategic opportunities while the merger is pending.

—	The diversion of management attention from Saifun’s day-to-day business to undertake the necessary actions to achieve the closing of the merger may detrimentally affect Saifun’s business.

—	Saifun could lose key employees during the merger process or due to the merger not being completed. In addition, the motivation of remaining employees may be adversely affected and Saifun may encounter significant attrition of employees due to the merger not being completed.

—	Third parties may be reluctant to enter into or renew relationships with Saifun due to uncertainties relating to Saifun continuing as an independent company.

—	If the merger agreement is terminated and the Saifun board of directors determines to seek another merger or business combination, Saifun may not be able to find a party willing to pay an equivalent or more attractive price than that which would be paid in the proposed merger with Spansion.

—	Saifun may be required to pay Spansion a termination fee of $8 million if the merger agreement is terminated under certain circumstances in connection with a third party offer to purchase Saifun, as described under “The Merger Agreement–Termination Fee.”

—	Saifun’s costs related to the merger, such as legal and accounting fees, must be paid by Saifun even if the merger is not completed as a result of failure to obtain shareholder approval.

—	Saifun would not realize the benefits it expects from being part of the combined company.

—	Saifun’s ability to raise capital to fund its business needs or pursue strategic opportunities may be impaired.

—	The price of Saifun ordinary shares will likely decline, and the decline could be exacerbated if Saifun shareholders sell substantial amounts of Saifun ordinary shares on the public market, including likely sales by arbitrageurs who may acquire Saifun shares in speculation of when and whether the merger would close.

—	Saifun has liquidated and will continue to liquidate certain marketable securities and short and long term investments held by Saifun and has purchased, and will continue to purchase, additional short term investments and short term marketable securities, in order to increase its liquidity and to enable it to fund the cash distribution and certain expenses related to the merger. Saifun’s yield on these short term investments and marketable securities may not equal the yield Saifun would have obtained had it not liquidated such investments before its maturity, and if the merger is not consummated, Saifun may be unable to reinvest in investments with similar yields.

        As a result of all these risks, Saifun may not be able to continue its present level of operations, may need to scale back its business and may not be able to take advantage of future opportunities or effectively respond to competitive pressures, any of which could have a material adverse effect on its business and results of operations.

Although Spansion and Saifun expect that the merger will result in benefits to the combined company, those benefits may not occur because of integration and other challenges.

        If the merger is completed, achieving the expected benefits of the merger will depend on the timely and efficient integration of Spansion’s and Saifun’s technology, operations, business culture and personnel. This will be particularly challenging due to the fact that Saifun is headquartered in Israel and Spansion is headquartered in California. The integration may not be completed as quickly as expected, and if Spansion fails to effectively integrate the companies or the integration takes longer than expected, Spansion may not achieve the expected benefits of the merger. The challenges involved in this integration include, among others:

—	retaining the licensees and customers of both companies;

—	retaining the main sources of supply of both companies;

—	incorporating Saifun's technology into Spansion's current and future technology and product lines;

—	integrating Saifun's licensing sales force into Spansion's worldwide sales network;

—	demonstrating to Saifun's licensees and customers that the merger will not result in adverse changes in pricing, customer service standards or support;

—	coordinating research and development activities to enhance introduction of new products and technologies;

—	integrating Saifun's internal control over financial reporting with Spansion's internal control over financial reporting;

—	migrating Saifun to Spansion's information systems;

—	integrating Saifun's engineering operations with Spansion's;

—	persuading the employees of both companies that the companies' business cultures are compatible;

—	maintaining employee morale and retaining key employees;

—	ensuring there are no delays in releasing new products and technologies to market; and

—	coordinating geographically separate organizations.

        This integration effort will be international in scope, complex, time consuming and expensive, and may disrupt the respective businesses or result in the loss of licensees, customers or key employees or the diversion of the attention of management. In addition, the integration process may strain Spansion’s financial and managerial controls and reporting systems and procedures. This may result in the diversion of management and financial resources from Spansion’s core business objectives. There can be no assurance that Spansion and Saifun will successfully integrate their respective businesses or that Spansion will realize the anticipated benefits of the merger. If Spansion does not realize the anticipated benefits of the merger, the merger could result in a reduction of Spansion’s per-share earnings as compared to the per-share earnings that would have been achieved by Spansion if the merger had not occurred.

The proposed merger may result in a loss of licensees or customers.

        Spansion and Saifun operate in a highly competitive industry, and the combined company’s future performance will be affected by its ability to retain each company’s existing licensees and customers. Some of Saifun’s licensees and customers are Spansion’s competitors or work with Spansion’s competitors and may reduce or terminate their business relationships with Saifun in anticipation of the merger or with the combined company as a result of the merger.

Third parties may terminate or alter existing contracts or relationships with Saifun or Spansion.

        Third parties, including suppliers, customers, licensors, licensees and other business partners, have contracts with Saifun. One of these contracts requires Saifun to obtain consent from the relevant party in connection with the merger. If this consent cannot be obtained, Saifun may suffer a loss of potential future revenue and may lose rights that are material to Saifun’s business and the business of the combined company. In addition, third parties with whom Saifun or Spansion currently have relationships, including suppliers, distributors, customers, licensors, licensees and other business partners, may terminate or otherwise adversely modify their relationship with Saifun or Spansion in anticipation of the merger, or with the combined company as a result of the merger. Among other things, this may result in Saifun or Spansion suffering a loss of potential future revenue and possibly losing rights that are material to Saifun’s or Spansion’s business

General uncertainty related to the merger could harm Saifun, Spansion and the combined company.

        Spansion’s and Saifun’s employees may experience or perceive uncertainty about their future roles with the combined company following the merger. This may harm Spansion’s and Saifun’s ability to attract and retain key management, marketing, sales, technical and research and development personnel.

        Also, speculation regarding the likelihood of the completion of the merger could increase the volatility of Spansion’s and Saifun’s share prices before the closing of the merger.

Any delay in completing the merger may reduce or eliminate the expected benefits of the merger.

        In addition to the approval of Saifun shareholders, the merger is subject to a number of other conditions beyond either company’s control that may delay or prevent its completion, including required regulatory clearances and approvals. Neither Spansion nor Saifun can predict whether or when these conditions will be satisfied. Any delay in completing the merger could cause the combined company not to realize some or all of the benefits that are expected to be achieved if the merger is successfully completed within its expected timeframe.

        A prolonged delay in completing the merger may increase uncertainty among Spansion’s or Saifun’s employees, customers, distributors, licensees, licensors, suppliers or other business partners, which could exacerbate the risks described in the preceding risk factors and have an adverse effect on Spansion’s or Saifun’s business and results of operations. In addition, a prolonged delay could affect Spansion’s or Saifun’s operational planning, budgeting, capital expenditures and hiring decisions, which could harm Spansion’s or Saifun’s business and results of operations.

Regulatory agencies must approve the merger and could impose conditions on, delay or refuse to approve the merger.

        Spansion and Saifun are subject to the antitrust and competition laws of various foreign jurisdictions, as well as Israeli regulatory requirements. Governmental entities with which filings are made may seek concessions as conditions for granting approval of the merger. Under the merger agreement, Spansion and Saifun have both agreed to use all commercially reasonable efforts to complete the merger, including to gain clearance from competition authorities and to obtain other required regulatory approvals. These actions may adversely affect Spansion, Saifun or the combined company. These foreign regulatory authorities may challenge the merger on antitrust grounds and, if such a challenge is made, they may succeed in enjoining the merger as presently contemplated. Failure to obtain regulatory clearances could result in termination of the merger agreement. See “The Merger Agreement–Termination.”

The merger agreement restricts Saifun’s ability to pursue alternatives to the merger.

        The merger agreement contains “no solicitation” provisions that, subject to exceptions, restrict Saifun’s ability to solicit, facilitate, discuss or commit to competing third-party proposals to acquire all or a significant part of Saifun. Saifun has also agreed that the Saifun board of directors will not withdraw or modify in a manner adverse to Spansion its recommendation of the merger agreement, subject to certain limited exceptions, and Spansion generally has a right to be informed of any competing acquisition proposal that Saifun might receive. Although the Saifun board of directors is permitted to take actions in response to a superior proposal if it determines that doing so is required to comply with its fiduciary duties, taking certain actions in specified situations could entitle Spansion to terminate the merger agreement and receive a termination fee of $8 million from Saifun.

        These “no solicitation” provisions could discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of Saifun from considering or proposing such an acquisition, even if it was prepared to pay consideration with a higher per share cash or market value than the shares of Spansion Class A common stock proposed to be issued in the merger and the per share cash distribution amount, or could result in a potential competing acquirer proposing to pay a lower per share price to acquire Saifun than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable to Spansion. In addition, the provisions of the voting agreements described under “Other Material Agreements Relating to the Merger–Voting Agreements” could also impede a potential competing acquisition proposal.

Charges and other accounting changes resulting from the merger may adversely affect the combined company’s earnings and the market value of Spansion’s Class A common stock following the merger.

        The acquisition of Saifun by Spansion will require a one-time write-off by the combined company of in-process research and development, and will result in the amortization of identifiable purchased intangible assets, increased depreciation and increased equity-based compensation charges by the combined company. If goodwill created in the acquisition becomes impaired, the combined company may be required to incur material charges relating to the impairment of that asset. In addition, the acquisition could result in Spansion incurring impairment charges to write down the carrying amount of Saifun assets that may not be fully utilized or realized by Spansion. Any of the foregoing could have a material adverse effect on the combined company’s consolidated financial position and results of operations and the market value of Spansion’s Class A common stock.

If Saifun shareholders sell the shares of Spansion Class A common stock received in the merger immediately, these sales could cause a decline in the market price of shares of Spansion Class A common stock.

        The shares of Spansion Class A common stock received by Saifun shareholders in the merger will be immediately available for resale in the public market, except for shares issued to Saifun’s shareholders who were affiliates of Saifun before the merger or who become affiliates of Spansion after the merger, which will be subject to additional transfer restrictions. Based on the number of Saifun ordinary shares outstanding on October 5, 2007 and shares of Spansion Class A common stock outstanding on October 5, 2007, shareholders of Saifun will own approximately 14.7% of the outstanding shares of Spansion Class A common stock upon completion of the merger. If Saifun’s shareholders sell the shares of Spansion Class A common stock received in the merger immediately, or if other holders of shares of Spansion Class A common stock sell significant amounts of shares of Spansion Class A common stock, the market price of shares of Spansion Class A common stock may decline.

Other Risks Related to Spansion

        For a description of other risks associated with Spansion’s business and ownership of Spansion Class A common stock, please see the section entitled “Risk Factors” and elsewhere in Spansion’s Form 10-Q for the quarter ended September 30, 2007, which is incorporated by reference into this document. See “Where You Can Find More Information.”

Other Risks Related to Saifun

        For a description of other risks associated with Saifun’s business, please see the section entitled “Risk Factors” and elsewhere in Saifun’s Form 20-F for the fiscal year ended December 31, 2006, which is incorporated by reference into this document. See “Where You Can Find More Information.”

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This document and the documents incorporated by reference into this document contain forward-looking statements. Forward-looking statements are subject to risks and uncertainties. Forward-looking statements include statements concerning possible or assumed future results of operations of Spansion, Saifun or the combined company, statements concerning possible future benefits of the merger and statements concerning Spansion’s, Saifun’s and the combined company’s plans, objectives and expectations. These statements may contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” or other wording indicating future results or expectations. Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by the forward-looking statements in this document and the documents incorporated by reference into this document. Factors that could cause actual results to differ materially include, but are not limited to, those discussed under the caption entitled “Risk Factors” beginning on page 29 and the other cautionary statements made in this document. The business, financial condition or results of operations of Spansion, Saifun or the combined company could be materially adversely affected by any of these factors. Neither Spansion nor Saifun undertakes any obligation to revise or update any forward-looking statements to reflect any event or circumstance that arises after the date of this document, except as required by law. The cautionary statements made in this document should be read as being applicable to all related forward-looking statements wherever they appear in this document and the documents incorporated by reference into this document.

INFORMATION ABOUT THE SAIFUN SPECIAL GENERAL MEETING

General; Date; Time and Place

        This document is furnished in connection with the solicitation of proxies by Saifun’s board of directors for use at the Saifun special general meeting. The meeting will be held at the principal executive offices of Saifun located at 6 Arie Regev Street, Netanya 42504, Israel on December 20, 2007 at 4:00 p.m. Israel time, unless it is postponed or adjourned.

Purpose of the Special General Meeting

        At the special general meeting, you will be asked to consider and vote upon the proposal to approve the Agreement and Plan of Merger and Reorganization, dated as of October 7, 2007, by and among Saifun, Spansion and Atlantic Star Merger Sub Ltd., and approve the merger of Atlantic Star Merger Sub Ltd. into Saifun under the provisions of the Israeli Companies Law-1999, so that Saifun will become a wholly-owned subsidiary of Spansion and all other transactions contemplated under the merger agreement including the cash distribution.

        You also will be asked to consider, and, as applicable, vote upon, any other business that may properly come before the special general meeting of shareholders or any adjournment or postponement of the special general meeting of shareholders, including voting on the adjournment or postponement of such meetings. Saifun currently does not contemplate that any other matters will be considered at the special general meeting.

Shareholders Entitled to Vote, Record Date

        Shareholders of record who held ordinary shares at the close of business on November 11, 2007 (the “Record Date”) are entitled to notice of, and to vote at, the special general meeting. In addition, shareholders who, as of the Record Date, held ordinary shares through a bank, broker or other nominee which is a shareholder of record of Saifun or which appears in the participant list of a securities depository, are considered to be beneficial owners of shares held in street name. These proxy materials are being forwarded to beneficial owners by their bank, broker or other nominee that is considered the holder of record. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the special general meeting, but may not actually vote their shares in person at the meeting.

        As of the Record Date, there were 31,372,387 ordinary shares issued, outstanding and entitled to vote at the special general meeting.

Recommendation of the Board of Directors of Saifun Concerning the Merger

        After careful consideration, the board of directors of Saifun determined that the merger is in the best interests of Saifun and its shareholders and unanimously6 approved the merger agreement, the merger and all of the transactions contemplated by the merger agreement (including the cash distribution). Accordingly, the board of directors of Saifun recommends that you vote FOR the proposal to approve the merger agreement, the merger and all of the transactions contemplated by the merger agreement (including the cash distribution).

Quorum and Voting

        Pursuant to Saifun’s Articles of Association, the quorum required for the transaction of business at the special general meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least 33?% of Saifun’s voting power. Should no quorum be present one-half hour after the time scheduled for the special general meeting, the meeting shall be adjourned to one week from that day, at the same time and place. The quorum at the adjourned meeting shall be two or more Saifun’s shareholders (in person or by proxy), who collectively have at least 20% of Saifun’s voting power. If within one half hour of the time appointed for the adjourned meeting, such required quorum is not present, the adjourned meeting shall nevertheless be convened, provided at least two shareholders are present in person or by proxy, and such two or more shareholders shall constitute a lawful quorum.

6 Dr. Boaz Eitan did not participate in the board of directors’ discussion or vote on matters with respect to which he has a personal interest

        Brokers who hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners absent specific instructions from the beneficial owner of the shares. However, brokers are not allowed to exercise their voting discretion with respect to the approval of non-routine matters, such as adoption and approval of a merger. On all matters considered at the special general meeting, abstentions will be treated as neither a vote “for” nor “against” the matter, although they will be counted as present in determining if a quorum is present.

        On each matter submitted to the shareholders for consideration at the special general meeting, only ordinary shares that are voted on such matter will be counted toward determining whether shareholders approved the matter. Ordinary shares present at the special general meeting that did not vote on a particular matter, or ordinary shares present by proxy where the shareholder properly withheld authority to vote on such matter (including broker non-votes), will not be counted in determining whether such matter is approved by shareholders.

        Each ordinary share is entitled to one vote on each proposal or item that comes before the special general meeting, subject to the provisions of Saifun’s Articles of Association with respect to Exceptional Holdings7 which shall have no voting rights at any meeting of Saifun’s shareholders. If two or more persons are registered as joint owners of any ordinary share, the right to attend the special general meeting shall be conferred upon each of such joint owners, but the right to vote at the meeting and/or the right to be counted as part of the quorum thereat shall be conferred exclusively upon the more senior among the joint owners attending the meeting, in person or by proxy. For this purpose, seniority shall be determined by the order in which the names appear in the Saifun’s shareholder register.

Voting Results

        The preliminary voting results will be announced at the special general meeting. The final voting results will be tallied by Saifun’s corporate secretary based on the information provided by Saifun’s transfer agent and will be published following the special general meeting on Form 6-K. In accordance with the Companies Regulations (Written Ballot and Position Papers) – 2005, shareholders who hold at least five percent (5%) of Saifun’s outstanding voting rights without taking into consideration the voting rights held by the Controlling Shareholder of Saifun8, are entitled, following the special general meeting, to inspect the signed proxy cards to be kept by Saifun at its registered office or at the office of its transfer agent.

Method of Voting; Stock Entitled to Vote

        You are being asked to vote the shares held directly in your name as a shareholder of record and any shares you hold in “street name” as beneficial owner. Shares held in street name are shares held in a stock brokerage account or shares held by a bank or other nominee.

        The method of voting differs for shares held as a record holder and shares held in street name. Record holders will receive proxy cards. Holders of shares in street name will receive voting instruction cards in order to instruct their brokers or nominees how to vote.

        Proxy cards and voting instruction cards are being solicited on behalf of the board of directors of Saifun from Saifun’s shareholders in favor of the proposal to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, including the cash distribution, and the other proposals described in this document.

7 Under Article 33 of Saifun’s Articles of Association, “Exceptional Holdings” means those shares held by a U.S. shareholder of Saifun (other than by a Permitted U.S. Shareholder as defined therein) which should be excluded such that the shares held by such U.S. shareholder will constitute less than 9.9% of the voting power of all issued and outstanding shares of Saifun.

8 For these purposes, a “Controlling Shareholder” is any shareholder that has the ability to direct Saifun’s actions (other than by means of being a director or office holder of Saifun). Any person holding one half or more of (i) the voting power of Saifun, or (ii) the right to appoint directors or the Chief Executive Officer, is presumed to have control of Saifun.

        You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction cards. For example, shareholders who hold shares in more than one brokerage account will receive a separate voting instruction card for each brokerage account in which shares are held. Shareholders of record whose shares are registered in more than one name will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card you receive.

The Proxy

        Dr. Boaz Eitan, Igal Shany and Guy Hadar, each individually, have been appointed as proxies by the Board of Directors of Saifun with respect to the matters to be voted upon at the special general meeting.

Adjournment and Postponement

        You may be asked to vote upon a proposal to adjourn or postpone the Saifun special general meeting, and the proxy card grants authority to the proxy holders to vote, in their discretion, your shares in favor of adjournment or postponement of the special general meeting. Such an adjournment or postponement may be for the purpose of soliciting additional proxies.

Required Vote for the Merger Proposal

        Approval of the merger agreement, the merger, and the other transactions contemplated by the merger agreement, including the cash distribution, will require the affirmative vote of the holders of a majority of the Saifun’s shareholders present (in person or by proxy) and voting (not including abstentions) and holding at least 75% of the ordinary shares represented at the Saifun special general meeting. A proxy card of a record shareholder that is signed and returned that does not indicate a vote “for” or “against” a proposal will be counted as a vote “for” that proposal. Saifun’s controlling shareholder, Dr. Boaz Eitan, has a personal interest in certain transactions contemplated in the merger agreement (namely, changes in the terms of his employment, his appointment to the board of directors of Spansion and provisions relating to indemnification, exculpation and insurance as a member of the board of directors of Saifun, all as described in further detail in “Interests of Certain Persons in the Merger”). With respect to these matters, the Israeli Companies Law requires (in addition to the level of approval described above) that either: (i) the majority at the special general meeting approving such matters shall include at least one-third of the voting power of the shareholders who do not have a personal interest present and voting at the special general meeting in person or by proxy; or (ii) the total votes cast in opposition by shareholders who do not have a personal interest shall not exceed 1% of the voting power of Saifun.

Share Ownership of Saifun Directors and Executive Officers

        As of the record date for the special general meeting, directors and executive officers of Saifun beneficially owned and were entitled to vote 37.5% of the Saifun ordinary shares outstanding on that date.

How to Vote;

Submitting Proxies or Voting Instruction Cards

        If you are a shareholder of record, you may vote your shares by attending the special general meeting of shareholders and voting your shares in person at the meeting or by completing your proxy cards and signing, dating and mailing them in the enclosed self-addressed envelopes. If a proxy card is signed by a shareholder of record of Saifun and returned without voting instructions, the shares represented by the proxy will be voted FOR the proposal to approve the merger agreement, the merger, and the other transactions contemplated by the merger agreement, including the cash distribution, and in the discretion of the proxy holders, on any other business that may properly come before the Saifun special general meeting of shareholders or any adjournment or postponement of the Saifun special general meeting, including to vote in their discretion to adjourn or postpone the special general meeting or any adjournment of postponement thereof.

        If your shares are held in the name of a broker or nominee, you must either direct the record holder of your shares as to how to vote your Saifun ordinary shares or obtain a proxy from the record holder to vote at the special general meeting of shareholders. If you are a beneficial holder of Saifun ordinary shares, you should check the voting instruction cards used by your broker or nominee to see if you may vote by using the telephone or the Internet.

Revoking Proxies or Voting Instructions

        You may change your vote or revoke your proxy in one of three ways. Firstly, you can deliver to the Secretary of Saifun a written notice bearing a date later than the proxy stating that you would like to revoke your proxy, which must be received at least twenty four (24) hours prior to the time set for beginning the special general meeting or presented at the special general meeting to the chairman of the meeting. Secondly, you can complete, sign and deliver to the Secretary of Saifun a new, later-dated proxy card for the same shares, provided the new proxy is received by 4:00 p.m. Israel time on December 19, 2007. Thirdly, you can attend the meeting and vote in person. Your attendance alone will not revoke your proxy. Any written notice of revocation or subsequent proxy should be delivered to the Secretary of Saifun at or before the taking of the vote at the special general meeting. If you have instructed a broker or banker to vote your shares, you must follow the directions received from your broker or banker to change those instructions. You cannot vote shares held in “street name” by returning a proxy card directly to Saifun or by voting in person at the special general meeting.

Confirmation Regarding Personal Interest

        When signing and mailing the enclosed proxy card you are also required to confirm whether or not you have a personal interest in connection with the matters that represent a personal interest to Saifun’s controlling shareholder, Dr. Boaz Eitan (namely, changes in the terms of his employment, his appointment to the board of directors of Spansion and provisions relating to indemnification, exculpation and insurance as a member of the board of directors of Saifun). The term “Personal Interest” is defined as either a shareholder’s personal interest in the approval of an act or a transaction of Saifun or (i) the personal interest of his or her relative (which includes for these purposes any members of his/her immediate family or the spouses of any such members of his or her immediate family); and (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but excluding a personal interest arising solely from the fact of holding shares in Saifun or in a corporation. Under the Israeli Companies Law, the shares of a shareholder who does not indicate whether or not the shareholder has a personal interest in the vote will not be taken into account for the purposes of the vote. Therefore, it is vital for each shareholder to indicate in the proxy card whether or not the shareholder has a personal interest in the vote.

Solicitation of Proxies

        In addition to solicitation by mail, directors, officers and employees of Saifun may solicit proxies for the special general meeting from Saifun’s shareholders personally or by telephone, facsimile and other electronic means without compensation other than reimbursement for their actual expenses.

        Saifun has also made arrangements with Innisfree M&A Incorporated to assist Saifun in soliciting proxies for the special general meeting and has agreed to pay Innisfree M&A Incorporated a customary fee, plus certain expenses, for these services. Arrangements also will be made with brokerage firms and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of Saifun ordinary shares held of record by those persons, and Saifun will, if requested, reimburse the record holders for their reasonable out-of-pocket expenses in so doing.

        Please do not send in any Saifun share certificates with your proxy cards or voting instruction cards.

Attending the Saifun Special General Meeting

        Only Saifun’s shareholders, including joint holders, who hold shares of record as of the close of business on November 11, 2007 and other persons holding valid proxies for the special general meeting of shareholders are entitled to attend the special general meeting. All shareholders and their proxies should be prepared to present photo identification. In addition, if you are a record holder, your name is subject to verification against the list of record holders on the record date prior to being admitted to the meeting. Saifun’s shareholders who are not record holders but hold shares through a broker or nominee (i.e., in “street name”) should be prepared to provide proof of beneficial ownership on the record date, such as a recent account statement prior to November 11, 2007, or similar evidence of ownership. If you do not provide photo identification or comply with the other procedures outlined above upon request, you will not be admitted to the special general meeting of shareholders.

Contact for Questions and Assistance in Voting

        If you have a question about the merger or how to vote or revoke a proxy you should contact:

Saifun Semiconductors Ltd.

Attention: Investor Relations

6 Arie Regev St.

Netanya 42504, Israel

+972-9-8928444

        If you need additional copies of this document or voting materials, you should contact Innisfree M&A Incorporated, at:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

(888) 750-5834 (toll-free from the U.S. and Canada)

or

00800 7710 9971 (toll-free from Europe and Israel)

Banks and Brokers Call Collect:

(212) 750-5833 (New York)

or

+44 (0)20 7710 9960 (London)

Other Matters

        Saifun is not aware of any other business to be acted upon at the special general meeting. If, however, other matters are properly brought before the special general meeting or any adjournment or postponement of the special general meeting, the persons named as proxy holders will each have discretion to act on those matters, or to adjourn or postpone the special general meeting, including to vote in their discretion to adjourn or postpone the special general meeting or any adjournment of postponement thereof.

THE COMPANIES

Saifun

        Saifun is a provider of intellectual property (IP) solutions for the non-volatile memory (NVM) market. The company’s innovative Saifun NROM® technology allows companies to deliver high performance, reliable products at a lower cost per megabit, with greater storage capacity, using a similar manufacturing process for all NVM segments. Saifun licensees license Saifun technology to develop and manufacture a variety of stand-alone and embedded NVM products. These include Flash memory for the telecommunications, consumer electronic, networking and automotive markets.

        Additional information concerning Saifun is included in Saifun’s reports filed or furnished under the United States Securities Exchange Act of 1934 (referred to in this document as the Exchange Act), that are incorporated by reference into this document. See “Where You Can Find More Information.”

Spansion

        Spansion is one of the largest Flash memory providers and the largest company in the world exclusively dedicated to designing, developing, manufacturing, marketing and selling Flash memory solutions, a critical semiconductor element of nearly every electronic product and one of the fastest growing segments of the semiconductor industry. Spansion’s Flash memory is integrated into a broad range of electronic products, including mobile phones, consumer electronics, automotive electronics, networking and telecommunications equipment, personal computers and PC peripherals. Spansion’s mailing address and executive offices are located at 915 DeGuigne Drive, Sunnyvale, California 94088, and its telephone number is (408) 962-2500.

        Additional information concerning Spansion, including Spansion’s historical consolidated financial statements and related notes and the discussion and analysis of such financial statements contained in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, is included in Spansion’s reports filed under the Exchange Act that are incorporated by reference into this document. See “Where You Can Find More Information.”

THE MERGER

General

        The following section summarizes certain material terms of the merger. A copy of the merger agreement is included in this document as Annex A and is incorporated in this document by reference. We urge you to read the merger agreement in its entirety for a more complete description of the terms and conditions upon which the merger is to be effected.

Structure of the Merger

        The merger is being effected as an arrangement between Saifun and its shareholders under the Israeli Companies Law. Under the merger agreement, Atlantic Star Merger Sub Ltd., a wholly-owned subsidiary of Spansion, will be merged with and into Saifun. Saifun will be the surviving company and will become a wholly-owned subsidiary of Spansion. See “The Merger Agreement–Structure of the Merger.”

Merger Consideration

        At the effective time of the merger, Saifun’s shareholders will be entitled to receive, for each Saifun ordinary share they hold, (a) 0.7429 of a share of Spansion Class A common stock and (b) approximately $5.05 per share in cash (representing a distribution of a portion of Saifun’s existing cash and cash equivalents, short term investment and marketable securities). Notwithstanding the foregoing, according to the terms of the merger agreement, in the event that Spansion shall inform Saifun that it is necessary to effect a reduction in the exchange ratio, in order to ensure that a vote by Spansion’s stockholders is not required to authorize the merger agreement or to consummate the transactions contemplated by the merger agreement, the exchange ratio shall be reduced by an amount determined by Spansion, provided, that, such reduction shall not exceed 0.0191, and the total aggregate distributions of Saifun’s existing cash will be increased by $26,209.86 for every 0.0001 decrease in the exchange ratio, provided, that, such increase shall not exceed $5,006,083 in the aggregate.

        You will not receive fractional shares of Spansion Class A common stock. Instead of receiving a fractional share of Spansion Class A common stock (after aggregating all the fractional shares of Spansion Class A common stock that you would otherwise be entitled to receive), you will receive cash (rounded to the nearest whole cent), without interest, equal to that fraction multiplied by the average closing price of one share of Spansion Class A common stock for the five (5) consecutive trading days ending on and including the second trading day immediately prior to the closing of the merger, as reported on The NASDAQ Global Select Market. See “The Merger–Merger Consideration” and “The Merger Agreement–Conversion of Saifun Ordinary Shares in the Merger.”

Schedule of Important Dates

        The following schedule shows important dates and events in connection with the Saifun special general meeting:

Date	Event

November 11, 2007	Record date for the Saifun special general meeting
December 20, 2007	Saifun special general meeting

        The merger may not close until the Israeli court approves the merger agreement, the merger, and the other transactions contemplated by the merger agreement, including the cash distribution, and the other conditions to closing of the merger are satisfied or waived. We expect to complete the merger by the end of 2007 or during the first quarter of 2008. The exact timing cannot be predicted because the merger is subject to governmental and regulatory approvals and other conditions which are not within the control of Spansion or Saifun.

Background of the Merger

        In July 2002, Saifun granted Fujitsu Limited and Advanced Micro Devices, Inc. a worldwide, non-exclusive license to patents that are filed before July 2012 covering Saifun NROM technology for use in their semiconductor products as part of a settlement in connection with an intellectual property action Saifun had commenced against Fujitsu Limited and Advanced Micro Devices, Inc. The license also applies to Spansion, which was then a subsidiary of Advanced Micro Devices jointly owned by Fujitsu.

        In March 2003, Saifun entered into a joint collaboration and distribution agreement with Spansion.

        In July 2005, Saifun entered into a license and development agreement with Spansion, pursuant to which Saifun agreed to design, develop and license to Spansion certain multilevel cell (MLC) products based on Saifun NROM technology. In August 2006, the parties updated the agreement, whereby Saifun agreed to carry out a minimum number of design projects. Saifun also formed a committee with Spansion to oversee issues relating to the implementation of the design and development of products under the agreement. Under the agreement Saifun is entitled to receive royalty payments based on net quarterly sales of products incorporating Saifun MLC technology. Saifun has agreed that a portion of these royalty payments may be offset against service fees paid under the agreement. Royalties under this agreement are not subject to thresholds, as was the case with royalties derived under the license Saifun granted in 2002. In addition, a lower royalty rate will apply in the event that Spansion independently designs and develops a multilevel cell product incorporating Saifun technology.

        In June 2007, Saifun and Spansion signed an agreement in connection with IP licensing and product development based upon Spansion’s 45nm process node technology.

        During a meeting held on June 22, 2007 between Dr. Boaz Eitan, chief executive officer and chairman of Saifun and Dr. Bertrand Cambou, president and chief executive officer of Spansion, the parties discussed exploring a potential business combination of Spansion and Saifun. Following that meeting, Mr. Robert C. Melendres, Executive Vice President, Corporate Development and Chief Legal Officer of Spansion and Mr. Igal Shany, chief financial officer of Saifun were authorized by their respective CEOs to explore a possible business combination transaction. It was further agreed that each of the parties would engage investment bankers and legal advisors to discuss the valuation and terms of a possible business combination transaction. On June 28, 2007, Saifun and Spansion entered into a confidentiality agreement to facilitate the sharing of information with respect to these discussions.

        During June 28-29 2007, the parties held initial meetings in London to follow up on the efforts of Mr. Melendres and Mr. Shany. The representatives of Saifun, Spansion, Lehman Brothers (on behalf of Saifun), Citigroup (on behalf of Spansion), O’Melveny & Myers LLP (U.S. counsel to Spansion), Morrison & Foerster LLP (U.S. counsel to Saifun) and Eitan, Mehulal, Pappo, Barath & Co. (Israeli counsel to Saifun) participated in the meetings. In these meetings, the parties discussed the possibilities for a business combination and its possible structure and aspects.

        During July 23-24 2007, the parties held meetings in Tel Aviv. The representatives of Saifun, Spansion, Lehman Brothers, Citigroup, O’Melveny & Myers LLP and Eitan, Mehulal, Pappo, Barath & Co. participated in these meetings. In these meetings, the parties discussed the possibilities for a business combination and its possible financial and legal structure and aspects.

        On July 30, 2007, Mr. Melendres delivered to Mr. Shany a draft non-binding term sheet outlining general terms of possible business combination transaction. This draft non-binding term sheet was not executed by the parties.

        At a teleconference meeting of the Saifun board of directors on August 2, 2007, Dr. Eitan updated the other members of the Saifun board of the business combination proposed by Spansion and the discussions between Saifun, Spansion and their respective representatives. The board further discussed the proposal, the major business issues and certain of the advantages, as well as disadvantages and risks, to Saifun and its shareholders that could be posed by pursuing (and possibly consummating) a business combination transaction with Spansion. The board discussed and reviewed with Lehman Brothers the potential values represented by Spansion’s proposal. The board also discussed the possibility of approaching another potential buyer of Saifun and concluded it to be counterproductive. The board authorized Dr. Eitan and Mr. Shany to continue the discussions regarding the proposed transaction with Spansion. The board further approved the formal engagement of Lehman Brothers as Saifun’s investment bank for the proposed transaction.

        During August 13-14 2007, the parties held meetings at the offices of Spansion in Sunnyvale, California. The representatives of Saifun, Spansion, Lehman Brothers, Citigroup, O’Melveny & Myers LLP, Morrison & Foerster LLP and Eitan, Mehulal, Pappo, Barath & Co. participated in the meetings. In these meetings, the parties discussed the structure of the proposed transaction. Representatives of Citigroup held preliminary discussions with representatives of Saifun’s financial advisor, Lehman Brothers, with respect to the ratio at which Saifun shares might be exchanged for Spansion shares in such a transaction and the amount of cash to be distributed.

        On August 18, 2007, O’Melveny & Myers LLP delivered to representatives of Saifun, Morrison & Foerster LLP and Eitan, Mehulal, Pappo, Barath & Co., a draft of a merger agreement that Spansion was proposing. In addition, Citigroup and O’Melveny & Myers LLP delivered to Saifun and its representatives financial and legal due diligence requests.

        After August 18, 2007, Spansion and Saifun and their representatives exchanged drafts of the merger agreement and certain related agreements and telephonically negotiated certain terms of the proposed merger agreement.

        From August 20, 2007 on, Spansion and its representatives were provided access to an online data-room established by Saifun in order to conduct their respective due diligence investigations of Saifun and its business. In addition, the parties along with their financial and legal advisors conducted numerous due diligence calls regarding Saifun and its business.

        At a meeting of the Saifun board of directors on September 4, 2007, Mr. Shany updated the Saifun board on the status of negotiations with Spansion, including (among other things) negotiations regarding the exchange ratio and cash distribution, pricing negotiation status and performance of the respective share prices, the treatment of share options held by Saifun employees in connection with the proposed transaction, other selected terms of the transaction, and the scope of Spansion’s due diligence investigations. The board noted that the cash distribution for the Saifun shareholders as well as the final price are major issues that should be further negotiated and instructed Saifun’s management to ensure that the merger will allow a significant cash distribution to the shareholders of Saifun.

        On September 7, 2007, the parties held a meeting in New York. The representatives of Saifun, Spansion, Lehman Brothers and Citigroup participated in the meeting and the representatives of O’Melveny & Myers LLP, Morrison & Foerster LLP and Eitan, Mehulal, Pappo, Barath & Co. also participated in a conference call held later this day. In this meeting, the parties discussed the open business issues and the transaction timeline, including the timeline required in order to finalize the due diligence process and the merger agreement.

        Between October 3 and October 5, 2007, representatives of Spansion and of Saifun, together with their respective financial advisors and U.S. and Israeli legal counsel, including Yigal Arnon & Co., Israeli counsel for Spansion, held numerous meetings at the offices of O’Melveny & Myers LLP in New York to negotiate the terms of the proposed merger agreement and related agreements and continued their diligence investigations including Saifun’s financial due diligence investigation of Spansion.

        On the evening of October 5, 2007, the parties reached an understanding that the respective boards of directors of Spansion and Saifun should consider an exchange ratio of 0.7429 and a cash distribution of approximately $5.05 per share.

        At a teleconference meeting of the Saifun board of directors on October 6, 2007:

—	Saifun’s Corporate Secretary reminded the directors of their fiduciary duties.

—	Members of Saifun’s senior management team and representatives of Saifun’s financial and legal advisors updated the Saifun board on the negotiations with Spansion.

—	Representatives of Lehman Brothers delivered to the Saifun board an oral opinion, subsequently confirmed in writing, that, as of October 6, 2007 and based on and subject to the factors, assumptions, qualifications and limitations set forth in the opinion, the consideration to be offered to the shareholders of Saifun under the merger agreement, which includes the exchange ratio of 0.7429 of a share of Spansion Class A common stock and the amount of approximately $5.05 in cash for each outstanding Saifun ordinary share was fair, to the holders of Saifun ordinary shares; and

—	Representatives of Saifun’s legal counsel reviewed with the Saifun board the material terms and conditions of the proposed merger agreement and related agreements, and various other legal matters regarding the proposed merger.

        The Compensation Committee of the Saifun was convened to discuss certain issues which require its recommendation.

        The Audit Committee of Saifun was convened to discuss certain issues related to the contemplated transactions which may be deemed related party transactions, and unanimously approved all such contemplated transactions.

—	After discussion at the meeting, the Saifun board of directors unanimously[9]:

š	concluded that the terms of the proposed merger are fair to, and the merger is in the best interests of, Saifun and its shareholders, and that, considering the financial position of the merging companies, no reasonable concern exists that the surviving company will be unable to fulfill the obligations of Saifun to its creditors existing as of immediately prior to the closing of the merger;

š	approved the terms of the proposed merger agreement and the related agreements;

š	determined to recommend to the shareholders of Saifun that they vote in favor of approving the merger and the transactions contemplated under the merger agreement, including the cash distribution;

š	approved the recommendation of the compensation committee of Saifun to approve certain option issues related to the contemplated transactions; and

š	approved the recommendation of the audit committee of Saifun to recommend to the shareholders of Saifun to approve any issues related to the contemplated transactions which may be deemed related party transactions.

        During the evening of October 6, 2007 and on October 7, 2006, representatives of Spansion and of Saifun, together with their respective U.S. and Israeli counsel, finalized the merger agreement and related agreements.

        On the morning of October 7, 2007 the Spansion board of directors, with five of Spansion’s eight directors present and voting, unanimously approved the terms of the proposed merger agreement and the related agreements.

        On the evening of October 7, 2007 Spansion and Saifun executed the merger agreement and related agreements. The parties issued a joint press release announcing the proposed merger on October 8, 2007.

9 Dr. Eitan did not participate in nor vote on the discussion regarding matters in which he as a personal interest.

Saifun’s Reasons for the Merger; Recommendation of the Saifun Board of Directors

Saifun’s Reasons for the Merger

        On October 6, 2007, the Saifun board of directors unanimously approved the merger agreement and the transactions contemplated by the merger agreement, including the merger, and the cash distribution, and concluded that, considering the financial position of the merging companies, no reasonable concern exists that the surviving company will be unable to fulfill the obligations of Saifun to its creditors existing as of immediately prior to the closing of the merger. The board of directors of Saifun believes that the merger agreement, the merger and the other transactions contemplated by the merger agreement, including the cash distribution are fair to and in the best interests of Saifun and its shareholders and unanimously recommends that Saifun’s shareholders vote in favor of approval of the merger agreement, the merger and the other transactions contemplated by the merger agreement, including the cash distribution.

        In reaching its conclusion that the merger agreement, the merger and the other transactions contemplated by the merger agreement, including the cash distribution, are in the best interests of Saifun and its shareholders, the Saifun board of directors, during the course of the negotiations with Spansion, consulted with members of Saifun’s management team and its financial, accounting and legal advisors regarding various strategic and financial aspects of the merger, other alternatives to the contemplated merger, and the results of the diligence review conducted with respect to Spansion. In addition, the Saifun board of directors consulted with representatives of Lehman Brothers regarding the fairness, from a financial point of view, to Saifun’s shareholders of the proposed consideration to be offered to the shareholders of Saifun under the terms of the merger agreement. In connection with considering the information provided by Saifun’s management team and representatives of its financial, accounting and legal advisors in analyzing the terms of the merger agreement and related agreements, and in reaching its decision to approve the merger agreement, the merger, and the other transactions contemplated by the merger agreement, including the cash distribution, the Saifun board of directors considered a variety of factors. The key factors considered by the Saifun board of directors are summarized below.

Saifun’s Prospects and Challenges as an Independent Entity

        The Saifun board of directors considered the views of Saifun’s management and advisors with respect to the conditions, trends and challenges in the industry within which Saifun operates, and Saifun’s prospects and challenges if it was to remain an independent company, including the following:

—	Saifun's potential difficulty to attract significant new licensees if this transaction does not transpire;

—	The research and development investments that Saifun will be required to make in order to present an attractive technology road map to its current and prospective licensees;

—	The risks associated with continued dependency on Saifun’s significant licensees; including Spansion; and

—	The risk of potential intellectual property disputes that Saifun may encounter in the future.

Benefits and Strategic Advantages of the Merger

        The Saifun board of directors considered the views of Saifun’s management team and its advisors regarding the anticipated benefits and strategic advantages of a combination with Spansion, including the following:

—	the opportunity to combine Saifun, which pioneered the NROM technology with Spansion, a leader in the flash storage market, with complementary product lines, technology, intellectual property, sales channels and relationships;

—	the ability to achieve vertical integration by gaining access to Spansion’s research and development of flash memory technology, which would provide Saifun and its licensees with access to Spansion’s advanced and innovative process technologies.

—	the expected benefits of combining the innovation, technology and intellectual property of both companies, and the ability of the combined company to accelerate the commercialization of its technological innovations directly and through Saifun’s existing and prospective licensees;

—	the joint licensing opportunities resulting from the combination of the businesses, including from the utilization of Saifun’s unique licensing expertise to produce additional revenues from Spansion technology and intellectual property;

—	the potential for enhanced liquidity which Saifun’s shareholders are expected to enjoy as shareholders in a larger, more diversified company with a larger market capitalization than Saifun’s current market capitalization;

—	the ability to take advantage of Spansion’s global relationships, proven brand recognition and strategic relationships in order to accelerate Saifun’s licensing program;

—	the ability to take advantage of the extensive research and development platforms, intellectual property and other technological resources of each company in order to develop new technological innovations, anticipate and meet the evolving needs of the marketplace and provide customers and licensees more innovative, diverse and compelling products and to get them to market more quickly and at more competitive prices;

—	the ability of the combined company, through enhanced scale, financial strength and capacity, to better compete in the dynamic, rapidly evolving flash storage market;

—	the ability to build on each company’s portfolio of patents and other intellectual property and research and development activities to strengthen the combined company’s ability to license intellectual property rights to third parties;

—	the elimination of any potential impediments to Saifun’s future business that could be presented by Spansion’s portfolio of patents and intellectual property rights; and

—	the opportunity to provide Saifun with access to Spansion's greater financial resources.

Alternatives to a Merger with Spansion

        The Saifun board of directors considered the views of Saifun’s management and its advisors regarding the potential alternatives to a merger with Spansion, including the following:

—	keeping Saifun independent while distributing the same amount of cash (to be distributed upon closing) to the shareholders; and

—	seeking an alternative merger partner who could provide similar or greater benefits and strategic advantages as compared to the proposed merger with Spansion.

        The Saifun board of directors also considered the view of Saifun’s management and its advisors as to the likelihood of achieving, and the potential risks associated with, these alternatives to the merger, including the following:

—	in connection with the alternative of keeping Saifun independent while distributing the same amount of cash (to be distributed upon closing) to the shareholders – the risks associated with Saifun funding and/or raising substantial additional capital to fund its strategic plans, future research and development, potential intellectual properties disputes and materializing its growth potential;

—	the absence of inbound inquiries from other potential merger partners, and the potential harm to Saifun’s business that could result from disclosure that Saifun was seeking a merger partner, if a merger transaction is not ultimately consummated;

—	the inherent risks associated with a Saifun’s dependence on a small number of licensees (including Spansion) for its revenues and the consequences of any loss of any of these licensees; and

—	alternative strategic plans (other than an acquisition) developed and evaluated by Saifun’s management and considered by the board in recent months.

        The Saifun board of directors then considered the view of Saifun’s management that, in light of all of the foregoing, the proposed merger with Spansion represented a more favorable alternative for Saifun and its shareholders.

Opinion of Lehman Brothers

        The Saifun board of directors considered the opinion of Lehman Brothers that, as of October 6, 2007 and based upon and subject to certain matters stated in its opinion, from a financial point of view, the consideration to be offered to the shareholders of Saifun in the proposed transaction is fair to such shareholders. See “–Opinion of Saifun’s Financial Advisor”

Exchange Ratio and Cash Distribution

        The Saifun board of directors considered the fact that the proposed ratio for exchanging Saifun ordinary shares for shares of Spansion Class A common stock in the merger along with the cash to be distributed to the shareholders of Saifun would provide Saifun’s shareholders with a premium when comparing Saifun’s and Spansion’s respective stock prices at the time of execution of the merger agreement. Specifically, the Saifun board of directors noted that the implied price per share based on the 0.7429 exchange ratio and approximately $5.05 per Saifun ordinary share in a cash distribution represented (based on the closing price of Spansion Class A common stock on October 5, 2007) a premium of 8.5% to the closing price of Saifun ordinary shares on October 5, 2007 (the last trading day before the merger agreement was signed), a premium of 13.8% to the average closing price of Saifun ordinary shares for the last thirty (30) trading days prior to and including October 5, 2007 and a premium of 2.8% to the average closing price of Saifun ordinary shares for the last ninety (90) trading days prior to and including October 5, 2007. See “Opinion of Saifun’s Financial Advisor” for more information about this premium analysis. The Saifun board of directors also considered the fact that the Spansion shares to be received in the merger would be exempt from registration under the United States securities laws and would be available for trading on The NASDAQ Global Select Market and, as such, would be freely tradable by Saifun’s shareholders, subject to certain restrictions applicable to Saifun’s affiliates and Spansion’s affiliates.

        The Saifun board of directors also considered the fact that the value of the shares of Spansion Class A common stock to be received by Saifun’s shareholders in the merger could change depending upon the performance of shares of Spansion Class A common stock between the time of the execution of the merger agreement and the time of completion of the merger, as well as other factors. In addition, the Saifun board of directors considered the fact that the merger agreement does not contain any “collar” or other provisions designed to limit the effect of declines in the market price of shares of Spansion Class A common stock prior to the completion of the merger on the value of the consideration to be received in the merger by holders of Saifun ordinary shares. The Saifun board of directors noted that, while the absence of these provisions exposes Saifun’s shareholders to some market risk, the risk is mitigated to some extent by the fact that holders of Saifun ordinary shares will participate in any appreciation in the value of shares of Spansion Class A common stock between the time of the execution of the merger agreement and the time of the completion of the merger as well as from the cash distribution to the shareholders, which is not exposed to the risks relating to the value of Spansion Class A common stock. The Saifun board of directors also noted that Spansion would likely have required that any protection in the merger agreement against declines in the market price of shares of Spansion Class A common stock be coupled with a corresponding cap on the benefit that Saifun’s shareholders could enjoy as a result of increases in the market price of shares of Spansion Class A common stock.

Expected Tax Treatment

        The Saifun board of directors considered the expected tax treatment of the merger for U.S. federal income tax and Israeli tax purposes. See “– Material U.S. Federal and Israeli Income Tax Consequences.”

Continuing Equity Interest of Saifun’s shareholders in Spansion

        The Saifun board of directors considered the fact that, by providing for the exchange of Saifun ordinary shares for shares of Spansion Class A common stock in addition to the cash distribution, the merger agreement provides for holders of Saifun ordinary shares to participate, through their continued equity stake in Spansion, in the value that may be generated by the combination of Saifun and Spansion, including the various benefits and strategic advantages of the merger mentioned above, while realizing through the exchange of shares and receipt of cash distribution a premium for their Saifun shares (based on stock prices at the time of execution of the merger agreement), and while also obtaining tax-free treatment for US shareholders and tax deferral for Israeli shareholders. The Saifun board of directors also noted the percentage ownership to be received by Saifun’s shareholders in the combined company represented by the exchange ratio, which the Saifun board of directors believed was consistent with Saifun’s contributions to the combined company, including as measured by historical and projected relative operating contributions. See “–Opinion of Saifun’s Financial Advisor” for more information about the relative contribution analysis.

Conditions, Termination Provisions, and Voting Undertakings

        The Saifun board of directors reviewed the conditions to the completion of the merger, including the condition that the merger be approved by a vote of the requisite percentage of Saifun’s shareholders, as described elsewhere in this document.

        The Saifun board of directors also reviewed the circumstances under which Saifun or Spansion would have the right to terminate the merger agreement.

        In addition, the Saifun board of directors reviewed the provisions of the merger agreement that restrict Saifun’s right to solicit any proposal or offer regarding any acquisition of Saifun. The Saifun board of directors also reviewed the provisions of the merger agreement that require the Saifun board of directors to recommend approval of the merger by the shareholders of Saifun and restrict the Saifun board of directors from withdrawing or modifying its recommendation unless, subject to specified conditions, it has received an unsolicited acquisition proposal which would, if completed, result in a transaction that is more favorable (from a financial point of view) to Saifun’s shareholders than the merger and which the acquiring party is capable of completing on the terms proposed. In addition, the Saifun board of directors reviewed the amounts that might be payable if the merger agreement is terminated under specified circumstances.

        The Saifun board of directors also considered the terms of the voting undertakings to be entered into by Dr. Boaz Eitan and his affiliated entities at the time of execution of the merger agreement. The Saifun board of directors noted that, pursuant to the voting undertakings, these individuals agreed to vote their shares of Saifun (i) for the adoption and approval of the merger agreement and the transactions contemplated thereby, (ii) against any action or agreement that would compete with, or materially impede, or interfere with or that would reasonably be expected to discourage the merger agreement and the transactions contemplated thereby; or inhibit the timely consummation of the merger agreement and the transactions contemplated thereby, and (iii) except for the merger, against any alternative business combination transaction, or merger, consolidation, business combination, reorganization, recapitalization, liquidation or sale or transfer of any material assets of Saifun or its subsidiaries not permitted pursuant to the merger agreement. Pursuant to such voting undertakings, the signing shareholders also agreed that if Saifun terminates the merger agreement under certain circumstances, and such shareholders subsequently receive consideration for their Saifun shares in an alternative business combination transaction, then the signing shareholders will pay to Spansion 50% of the difference between (i) the sum of the price they would have received in the merger plus the portion of the cash distribution they would have received from Saifun; and (ii) the price they actually receive in the alternative transaction (which payment will take the same form and proportion as the consideration they receive in the alternative transaction).

        The Saifun board of directors noted that each of these provisions could have an impact on a third party considering an unsolicited acquisition proposal for Saifun. However, the Saifun board of directors also noted that Spansion had specified that Saifun’s agreement to each of these provisions was a condition to Spansion’s willingness to enter into the merger agreement. The Saifun board of directors further noted that the merger agreement allowed Saifun to terminate the merger agreement, subject to Saifun’s payment of a $8 million termination fee to Spansion and satisfying other specified conditions, in order to approve an unsolicited acquisition proposal which would, if completed, result in a transaction that is more favorable (from a financial point of view) to Saifun’s shareholders than the merger and which the acquiring party is capable of completing on the terms proposed. The Saifun board of directors also noted that Saifun had not solicited acquisition offers from any other possible acquirers prior to entering into the merger agreement with Spansion, in part due to concerns relating to the potential harm to Saifun’s business that could result from disclosure that Saifun was seeking a merger partner, if a merger transaction is not ultimately consummated, as well as the risk of jeopardizing Spansion’s proposal.

Regulatory Matters

        In considering the various conditions that must be satisfied prior to the completion of the merger, the Saifun board of directors specifically considered the various regulatory filings and approvals that would be necessary to complete the merger, including receipt of the regulatory approvals referred to in “–Regulatory Matters.” The Saifun board of directors noted the views of members of Saifun’s management team and of Saifun’s advisors as to the timing of, and the process and factors involved, in seeking such approvals.

Certain Risks

        The Saifun board of directors considered several risks associated with the proposed transaction. These included:

—	the risk that the merger may not be completed (including the related risks of loss of, or harm to, Saifun's relationships with licensees and business partners);

—	the risk that key employees will not remain with Saifun;

—	the risk that the attention and efforts of senior members of Saifun’s management team may be diverted from Saifun’s businesses while they are working to implement the merger, and that valuable strategic opportunities may be lost;

—	risks associated with the restrictions imposed under the merger agreement on Saifun’s operational flexibility during the pendency of the merger;

—	the risk that, even if the merger is completed, the anticipated benefits and strategic advantages of the merger may not be realized;

—	the risk that, even if the merger is completed, the fact that the merger agreement does not contain any “collar” or other provisions designed to limit the effect of declines in the market price of shares of Spansion Class A common stock prior to the completion of the merger on the value of the consideration to be received in the merger by holders of Saifun ordinary shares and thus exposes Saifun’s shareholders to market risk;

—	the risk that if the merger agreement is terminated under certain circumstances, Saifun may become obligated (pursuant to the terms of the merger agreement) to pay Spansion a $8 million termination fee; and

—	the risk that if the merger agreement is not approved by the special general meeting of shareholders, Saifun may become obligated (pursuant to the terms of the merger agreement) to pay to Spansion the aggregate amount of fees and expenses incurred by Spansion in connection with the merger agreement, in an amount not to exceed $2 million ; and

—	the various factors referred to in the sections of this document entitled “Risk Factors” and “Cautionary Statements Regarding Forward-Looking Statements.”

Other Considerations

        The Saifun board of directors considered the fact that certain directors and executive officers of Saifun have interests in the merger that could be deemed to be different from, or in addition to, the interests of Saifun’s shareholders generally, including as described in the section of this document entitled “Interests of Certain Persons in the Merger.”

        The above summary of certain factors considered by the Saifun board of directors in connection with its evaluation of the merits of the merger is not intended to be an exhaustive list or discussion of the factors considered by the Saifun board. Due to the variety of the factors that the Saifun board considered in evaluating the merits of the merger, the Saifun board did not find it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors considered in its evaluation. In addition, the Saifun board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, should be regarded as favorable or unfavorable. Instead, the Saifun board analyzed all of the factors as a whole and determined that, overall, the totality of the factors support its conclusion that the merger is in the best interests of Saifun and its shareholders. Individual members of the Saifun board of directors may have assigned different relative weights or conclusions to each factor affecting the board’s determination.

Recommendation of the Saifun Board of Directors

        The Saifun board of directors believes that the merger agreement, the merger and the other transactions contemplated by the merger agreement, including the cash distribution, are advisable, and are fair and in the best interests of Saifun and its shareholders and unanimously recommend that you vote FOR the proposal to approve the merger agreement, the merger and the other transactions contemplated under the merger agreement including the cash distribution.

Opinion of Saifun’s Financial Advisor

        Pursuant to an engagement letter dated effective August 15, 2007, Saifun retained Lehman Brothers to act as its financial advisor in connection with the proposed transaction.

        On October 6, 2007, Lehman Brothers delivered its oral opinion to Saifun’s board of directors, subsequently confirmed in writing as of the same date, to the effect that, as of October 6, 2007, and based upon and subject to certain matters stated in its opinion, from a financial point of view, the consideration to be offered to the shareholders of Saifun in the proposed transaction is fair to such shareholders.

        The full text of the written opinion of Lehman Brothers, dated October 6, 2007, is attached as Annex B to this proxy statement and is incorporated into this proxy statement by reference. Holders of Saifun ordinary shares are urged to read the opinion in its entirety for a discussion of the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Lehman Brothers in rendering its opinion. The following is a summary of Lehman Brothers’ opinion and the methodology that Lehman Brothers used to render its opinion. This summary is qualified in its entirety by reference to the full text of Lehman Brothers’ opinion. Lehman Brothers’ advisory services and opinion were provided for the use and benefit of Saifun’s board of directors in connection with its consideration of the proposed transaction. Lehman Brothers’ opinion was not intended to be and did not constitute a recommendation to any shareholder of Saifun as to how such shareholder should vote with respect to the proposed transaction. Lehman Brothers was not requested to opine as to, and the Lehman Brothers opinion did not in any manner address, Saifun’s underlying business decision to proceed with or effect the proposed transaction.

        In arriving at its opinion, Lehman Brothers reviewed and analyzed:

—	the merger agreement and the specific terms of the proposed transaction;

—	publicly available information concerning Saifun and Spansion that Lehman Brothers believes to be relevant to its analysis, including the Annual Report on Form 20-F for the fiscal year ended December 31, 2006 and Quarterly Reports on Form 6-K for the fiscal quarters ended June 30, 2007 and March 31, 2007 for Saifun and the Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and Quarterly Reports on Form 10-Q for the fiscal quarters ended April 1, 2007, and July 1, 2007 for Spansion;

—	financial and operating information with respect to the business, operations and prospects of Saifun and Spansion furnished to Lehman Brothers by Saifun and Spansion, respectively, including financial projections of Saifun prepared by management of Saifun and financial projections of Spansion prepared by the management of Spansion;

—	published estimates of independent research analysts with respect to the future financial performance of Saifun and Spansion;

—	a trading history of Saifun ordinary shares and shares of Spansion Class A common stock from October 5, 2006 to October 5, 2007 and a comparison of those trading histories with each other and with those of other companies that Lehman Brothers deemed relevant;

—	a comparison of the historical financial results and present financial condition of Saifun and Spansion with each other and with those of other companies that Lehman Brothers deemed relevant;

—	a comparison of the financial terms of the proposed transaction with the financial terms of certain other transactions that Lehman Brothers deemed relevant;

—	the relative contributions of Saifun and Spansion to the future financial position of the combined company on a pro forma basis;

—	the potential pro forma impact of the proposed transaction on the future financial performance of the combined company, including the potential effect on Spansion’s earnings per share and cash balances;

—	Saifun’s reliance on Spansion as its sole licensee and principal customer and the lack of alternative strategic options available to Saifun; and

—	the heightened shareholder approval thresholds required under Israeli corporate law in connection with the proposed transaction.

        In addition, Lehman Brothers had discussions with the managements of Saifun and Spansion concerning their respective businesses, operations, assets, liabilities, financial condition and prospects and undertook such other studies, analysis and investigations as Lehman Brothers deemed appropriate.

        In arriving at its opinion, Lehman Brothers assumed and relied upon the accuracy and completeness of the financial and other information used by Lehman Brothers without assuming any responsibility for independent verification of such information and further relied upon the assurances of managements of Saifun and Spansion that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of Saifun and Spansion, upon advice of Saifun, Lehman Brothers assumed that such projections had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the managements of Saifun and Spansion as to the future financial performance of Saifun and Spansion, respectively, and that Saifun and Spansion would perform substantially in accordance with such projections. However for the purpose of its analysis, Lehman Brothers performed sensitivity analyses on the financial projections of Saifun to reflect more conservative assumptions regarding the growth of Saifun’s customer base. Such adjusted projections were prepared and discussed with the management of Saifun and they agreed to Lehman Brothers’ use of such sensitized projections in performing its analysis. In arriving at its opinion, Lehman Brothers did not conduct a physical inspection of the properties and facilities of Saifun or Spansion and did not make or obtain any evaluations or appraisals of the assets or liabilities of Saifun or Spansion, including their respective intellectual property portfolios. Lehman Brothers further assumed, upon advice of Saifun and its legal advisors, that all material governmental, regulatory or other consents or approvals necessary for the consummation of the proposed transaction would be obtained within the constraints contemplated by the merger agreement. In addition, Saifun did not authorize Lehman Brothers to solicit, and Lehman Brothers did not solicit, any indications of interest from any third party with respect to the purchase of all or a part of Saifun’s business. Lehman Brothers’ opinion necessarily was based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of such opinion.

        Additionally, Lehman Brothers expressed no opinion as to the prices at which shares of Spansion Class A common stock would trade at any time following the announcement of the proposed transaction or the consummation of the proposed transaction. Lehman Brothers’ opinion should not be viewed as providing any assurance that the market value of the shares of Spansion Class A common stock to be held by the shareholders of Saifun after the consummation of the proposed transaction would be in excess of the market value of Saifun ordinary shares owned by such shareholders (taking into account the value of the cash distribution made in respect of the proposed transaction) at any time prior to announcement or consummation of the proposed transaction.

        In connection with rendering its opinion, Lehman Brothers performed certain financial, comparative and other analyses as summarized below. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, such an opinion is not readily susceptible to partial analysis or summary description. Accordingly, Lehman Brothers’ opinion must be considered as a whole; taking portions of the analyses or factors set forth in its opinion, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying such opinion and the analyses and factors considered in rendering such opinion. In arriving at its opinion, Lehman Brothers did not attribute any particular weight to any one analysis or factor considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Lehman Brothers arrived at its opinion based on the totality of the factors considered and the analyses performed by it and did not form an opinion as to whether any individual analysis or factor, considered in isolation, supported or failed to support its opinion.

        Lehman Brothers based its analyses on assumptions it deemed reasonable, including assumptions concerning industry performance, general business and economic conditions and other matters, many of which are beyond the control of Saifun and Spansion. The analyses performed, particularly of those based on estimates and projections, and any such estimates or projections, are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth in or suggested by such analyses. None of the public companies used in the comparable company analysis described below are identical to Saifun or Spansion, and none of the precedent transactions used in the precedent transactions analysis described below are identical to the proposed transaction. Accordingly, an analysis of publicly traded comparable companies and comparable precedent transactions is not mathematical; rather it involves complex considerations and judgments concerning the differences in financial and operating characteristics of the companies and precedent transactions and other factors that could affect the value of Saifun and Spansion and the public trading values of the companies and precedent transactions to which they were compared. The analyses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold or purchased or at which any securities may trade at the present time or at any time in the future. None of Saifun, Spansion, Lehman Brothers or any other person assumes responsibility if future results are materially different from those discussed.

        The following is a summary of the material financial analyses used by Lehman Brothers in connection with providing its opinion to the board of directors of Saifun. Certain of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Lehman Brothers, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Accordingly, the analyses listed in the tables and described below must be considered as a whole. Considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Lehman Brothers’ opinion.

        Implied Transaction Statistics

        For illustrative purposes, Lehman Brothers calculated several values of Saifun implied by the transaction consideration of $11.26 per share, calculated on the basis of the exchange ratio of 0.7429 of a share of Spansion Class A common stock for each Saifun ordinary share, the closing price of Spansion Class A common stock on October 5, 2007 of $8.36 and approximately $5.05 per Saifun ordinary share in a cash distribution in connection with the proposed transaction. Using the implied transaction value of $11.26 per share, Lehman Brothers calculated the implied Saifun fully-diluted equity value and the implied Saifun fully-diluted enterprise value. The implied enterprise value was calculated by adding Saifun’s short and long-term debt to the sum of the market value of its fully diluted common stock, the value of its preferred stock at liquidation value, the book value of any minority interest in other equity and the value of any material debt-equivalent liabilities less any cash and cash equivalents. Lehman Brothers also calculated the implied pro forma fully-diluted equity ownership of Saifun’s shareholders in Spansion following the consummation of the transaction. The following table summarizes the results of these analyses:

Implied fully-diluted Saifun equity value	$359.6 million

Implied fully-diluted Saifun enterprise value	$125.8 million

Implied pro forma fully-diluted equity ownership of Saifun's shareholders in Spansion	14.8%

        Lehman Brothers also calculated the premium of Saifun’s enterprise value implied by the merger consideration over (1) the closing enterprise value of Saifun on October 5, 2007, (2) the average of the closing enterprise values during the thirty (30) trading day period prior to and including October 5, 2007 and (3) the average of the closing enterprise values during the ninety (90) trading day period prior to and including October 5, 2007. The following table summarizes the results of this analysis:

Premium of Enterprise Value Implied by Merger Consideration over Average Enterprise Value

October 5, 2007	29.6%

30-Trading Day Trailing Average	54.4%

90-Trading Day Trailing Average	7.7%

        Stock Trading History

        Lehman Brothers considered historical data with respect to the trading price of Saifun ordinary shares for the period from October 5, 2006 through October 5, 2007. During this period, the closing share price of Saifun ranged from $9.39 to $29.75 per share. Lehman Brothers also considered historical data with respect to the trading price of Saifun ordinary shares for the periods from April 5, 2007 through October 5, 2007 and July 5, 2007 through October 5, 2007 and the relative share price performances during the same periods of Spansion Class A common stock, the NASDAQ Composite Index, and a composite index of semiconductor intellectual property companies that Lehman Brothers deemed to be comparable to Saifun, or the Composite Index, as listed below.

        The Composite Index consisted of:

—	ARM Holdings PLC

—	CEVA, Inc.

—	MIPS Technologies, Inc.

—	MoSys, Inc.

—	Qualcomm Incorporated

—	Rambus Inc.

—	SanDisk Corporation

—	Tessera Technologies, Inc.

—	Virage Logic Corporation

        Lehman Brothers noted that during the period from April 5, 2007 through October 5, 2007, the share price of Saifun ordinary shares decreased 13.1%, versus the NASDAQ Composite Index, which increased 12.5%; Spansion Class A common stock, which decreased 34.1%; and the Composite Index, which increased 3.0%. In addition, Lehman Brothers noted that during the period from July 5, 2007 through October 5, 2007, the share price of Saifun ordinary shares decreased 15.9%, versus the NASDAQ Composite Index, which increased 4.7%; Spansion Class A common stock, which decreased 27.6%; and the Composite Index, which decreased 1.3%.

        Implied Exchange Ratio Analysis

        Lehman Brothers compared the historical prices of Saifun ordinary shares and shares of Spansion Class A common stock for various periods during the 6-month period prior to October 6, 2007, in order to determine various implied exchange ratios that existed during those periods. Lehman Brothers calculated the implied exchange ratios by dividing Saifun’s closing share price less the approximately $5.05 per share cash distribution by Spansion’s closing stock price, and compared the 6-month, 3-month and 1-month average exchange ratios to the transaction exchange ratio of 0.7429 of a share of Spansion Class A common stock .

        The analysis indicated the following implied historical exchange ratios:

Implied Exchange Ratios

Current (as of 10/5/2007)	0.6376x

1-Month Average	0.5749x

3-Month Average	0.6020x

6-Month Average	0.5734x

        Lehman Brothers noted that the transaction exchange ratio of 0.7429x was above the implied exchange ratios calculated for each of the periods indicated above.

        Comparable Company Analysis

        In order to assess how the public market values shares of publicly traded companies that may be considered similar to certain operations of Saifun, Lehman Brothers reviewed and compared specific financial and operating data relating to Saifun to a group of selected companies in the semiconductor intellectual property industry that Lehman Brothers deemed relevant.

        Lehman Brothers included the following companies in its review:

—	ARM Holdings PLC

—	CEVA, Inc.

—	MIPS Technologies, Inc.

—	MoSys, Inc.

—	Qualcomm Incorporated

—	Rambus Inc.

—	SanDisk Corporation

—	Tessera Technologies, Inc.

—	Virage Logic Corporation

        Lehman Brothers calculated and compared various financial multiples and ratios of Saifun to the corresponding multiples and ratios of the comparable companies. The multiples and ratios of Saifun, in the first instance, were based on publicly available information and Institutional Brokerage Estimate System, or IBES, estimates available as of October 5, 2007 and, in the second instance, were based on the projections prepared by Saifun management. The multiples and ratios of each of the other companies were based on IBES estimates available as of October 5, 2007. Lehman Brothers calculated and analyzed the multiples of each company’s enterprise value, as described below, to 2007 and 2008 calendar year expected revenues and earnings before interest and taxes, or EBIT, as well as the multiples of each company’s share price to 2007 and 2008 calendar year expected Pro Forma Earnings Per Share, or Pro Forma EPS. The enterprise value of each company was obtained by adding its short and long-term debt to the sum of the market value of its fully diluted common stock, the value of any preferred stock (at liquidation value), the book value of any minority interest in other equity and the value of any material debt-equivalent liabilities less any cash and cash equivalents. The results of these analyses are summarized below:

	Total Enterprise Value as a Multiple of				Price / Pro Forma Earnings Per Share (1)
	Revenue		EBIT
	2007	2008	2007	2008	2007	2008

Semiconductor
Intellectual Property Companies:	2.40x - 9.85x	1.92x - 8.18x	13.7x - 49.7x	8.5x - 38.8x	19.1x - 55.3x	13.5x - 42.2x

Implied Multiples for Saifun

Saifun - Street at Market	2.56x	2.06x	11.9x	7.3x	14.0x	8.0x

Saifun -
Management at
Market	2.59x	2.04x	12.9x	8.8x	14.6x	9.7x

(1) Saifun Price/Pro Forma Earnings Per Share multiples are calculated after excluding Saifun’s cash balance and the corresponding interest income.

        Although some of the selected publicly traded companies may be considered similar to certain operations of Saifun, none of the selected companies are identical to Saifun. Given the inherent differences in the businesses, operations and prospects of Saifun and the selected comparable companies, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the comparable company analyses, but also made qualitative judgments concerning differences in the financial and operating characteristics and prospects of Saifun and the selected comparable companies that could affect the public trading values of each. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degree of operational risk between Saifun and the selected comparable companies. Based upon these judgments, Lehman Brothers selected the following ranges of financial metrics and applied them to corresponding financial data for Saifun as of October 1, 2007 to calculate a range of implied enterprise values of Saifun as follows:

	Multiple Range	Implied Enterprise Value Range

Enterprise Value / EBIT

CY2007E	12.0x - 16.0x	$90.6 million - $120.8 million

CY2008E	8.0x - 13.0x	$88.4 million - $143.6 million

Equity Value / Unlevered Net Income (1)

CY2007E	15.0x - 19.0x	$99.5 million - $126.0 million

CY2008E	12.0x - 16.0x	$120.3 million - $160.4 million

(1) Unlevered Net Income is calculated by excluding Saifun’s cash balance and the corresponding interest income

        Lehman Brothers noted that the implied transaction value of $125.8 million, calculated on the basis of the transaction exchange ratio of 0.7429x and approximately $5.05 cash distribution per Saifun ordinary share, was above or within the range of the implied enterprise values of Saifun resulting from this analysis.

        Precedent Transactions Analysis

        Lehman Brothers reviewed and compared the purchase prices and financial multiples paid in 15 acquisitions of companies that Lehman Brothers, based on its experience with merger and acquisition transactions, deemed relevant to arriving at its opinion. While no precedent transaction is directly comparable to the transaction between Saifun and Spansion, Lehman Brothers chose the transactions used in the comparable transaction analysis based on the similarity of the target companies in the transactions to Saifun in the size, mix, margins and other characteristics of their businesses. Lehman Brothers reviewed the following transactions:

        Semiconductor Device transactions:

—	August 13, 2007 - Acquisition of Sirenza Microdevices Inc. by RF Micro Devices, Inc.

—	May 8, 2007 – Acquisition of Sipex Corporation by Exar Corporation

—	December 4, 2006 - Acquisition of Agere Systems Inc. by LSI Logic Corporation

—	September 15, 2006 - Acquisition of Freescale Semiconductor, Inc. by Blackstone Group, Carlyle Group, Permira Funds, and Texas Pacific Group

—	July 24, 2006 - Acquisition of ATI Technologies Inc. by Advanced Micro Devices, Inc.

—	June 15, 2005 - Acquisition of Integrated Circuit Systems, Inc. by Integrated Device Technology, Inc.

        Semiconductor Intellectual Property & Electronic Design Automation transactions:

—	January 13, 2005 - Acquisition of Verisity Ltd. by Cadence Design Systems, Inc.

—	August 23, 2004 - Acquisition of Artisan Components, Inc. by ARM Holding PLC

—	January 13, 2003 - Acquisition of Numerical Technologies, Inc. by Synopsys, Inc.

—	April 24, 2002 - Acquisition of Simplex Solutions, Inc. by Cadence Design Systems, Inc.

—	April 5, 2002 - Acquisition of Parthus Technologies plc by DSP Group, Inc. - Ceva, Inc.

—	December 7, 2001 - Acquisition of IKOS Systems, Inc. by Mentor Graphics Corporation

—	December 3, 2001 - Acquisition of Avant! Corporation by Synopsys, Inc.

—	June 15, 1999 - Acquisition of OrCAD, Inc. by Cadence Design Systems, Inc.

—	December 9, 1998 - Acquisition of Quickturn Design Systems, Inc. by Cadence Design Systems, Inc.

        Based on publicly available information, Lehman Brothers considered, among other things, the enterprise values implied in the respective transaction as multiples of the last twelve months revenues of the target companies. The results of such precedent transaction analysis are summarized below:

Comparable Precedent Transactions
	1st Quartile	Mean	Median	3rd Quartile

Enterprise Value as a multiple of:

Semiconductor Devices transactions:

Last Twelve Months Revenue	2.51x	3.60x	2.88x	4.87x

Electronic Design Automation transactions:

Last Twelve Months Revenue	1.96x	4.40x	3.48x	5.88x

        Lehman Brothers selected a range of 2.0x to 4.0x LTM Revenue and applied these multiples to Saifun’s revenues as of calendar year 2007 based on Saifun’s management projections to calculate a range of implied enterprise values of Saifun of $74.9 million to $149.7 million. Lehman Brothers noted that the implied transaction value of $125.8 million was within the range of the implied enterprise values of Saifun resulting from this analysis.

        The reasons for and the circumstances surrounding each of the transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of Saifun, and the businesses, operations, financial conditions and prospects of the companies included in the precedent transaction analysis. Accordingly, Lehman Brothers believed that a purely quantitative comparable transaction analysis would not be particularly meaningful in the context of the transaction. Lehman Brothers believed that the appropriate use of the precedent transaction analysis required qualitative judgments concerning the differences between the characteristics of these transactions and the transaction which would affect the acquisition values of the acquired companies and Saifun.

        Premiums Paid Analysis

        In order to assess the premium offered to Saifun’s shareholders in the proposed transaction, Lehman Brothers reviewed the premiums paid for 78 control transactions of publicly traded domestic companies valued between $200 million and $1 billion which have occurred since January 1, 2004. For each transaction, Lehman Brothers calculated the premiums paid by the acquiring company by comparing the announced transaction value per share and the implied transaction enterprise value to the historical target company’s average enterprise value during selected periods leading up to the announcement of the transaction. The enterprise value of each company was obtained by adding its short and long-term debt to the sum of the market value of its fully diluted common stock, the value of any preferred stock (at liquidation value), the book value of any minority interest in other equity and the value of any material debt-equivalent liabilities less any cash and cash equivalents. Lehman Brothers reviewed the following financial statistics where available: (1) implied premium to enterprise value one trading day prior to announcement; (2) implied premium to the thirty (30) calendar day average enterprise value prior to announcement; and (3) implied premium to the ninety (90) calendar day average enterprise value prior to announcement.

        This analysis indicated the following premiums paid:

	Precedent Transactions
Summary of Precedent Transactions	1st Octile	1st Quartile	Median	3rd Quartile

Premium to One-Day Prior Ent. Value	10.9%	16.0%	28.2%	53.0%

Premium to 30-Day Avg. Ent. Value	17.1%	24.2%	40.2%	62.3%

Premium to 90-Day Avg. Ent. Value	16.2%	28.3%	39.8%	64.0%

        Lehman Brothers selected a range of the premia paid described above and applied them to corresponding financial data of Saifun as of October 5, 2007 to calculate a range of implied enterprise values of Saifun of $108 million to $149 million for the one day period, $95 million to $132 million for the thirty (30) day period, and $136 million to $192 million for the ninety (90) day period. Lehman Brothers noted that the implied transaction value of $125.8 million was within the range for the one day and thirty (30) day periods, and below the range for the ninety (90) day period.

        Discounted Cash Flow Analysis

        Lehman Brothers performed a discounted cash flow analysis to estimate a range of the present enterprise values of Saifun. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of the estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors. Lehman Brothers performed a discounted cash flow analysis on the projected cash flows of Saifun for the fiscal years ending December 31, 2008 through December 31, 2011 using (1) Saifun’s management projections, (2) an adjusted version of Saifun management projections which assumed revenue growth from Saifun’s existing customers and no new customers for Saifun beyond 2007 and (3) an adjusted version of Saifun management projections which assumed both no new customers beyond 2007 and the loss of Spansion as a customer for Saifun. To estimate the residual value of Saifun at the end of the forecast period, or terminal value, Lehman Brothers applied a range of terminal growth percentages based on unlevered free cash flow for the one-year period ending December 31, 2011 of 3.0% to 5.0% in all three scenarios. Lehman Brothers discounted the estimated terminal value to a present value at a range of after-tax discount rates ranging from 14.0% to 16.0%. This range of discount rates was based on an analysis of Saifun’s weighted average cost of capital and those of other comparable companies.

        Based on these discount rates and selected range of terminal values, the analyses resulted in a range of implied enterprise value of Saifun as follows:

DCF - Management Case	$238.9 million - $280.9 million

DCF - No New Business Case	$119.3 million - $142.0 million

DCF - No New Business and Loss of Spansion as a Customer Case	$8.9 million - $12.4 million

        Lehman Brothers noted that the implied transaction consideration of $125.8 million was below the range of implied enterprise values based on Saifun’s management projections, within the range of implied enterprise values based on the adjusted version of management projections which assumed revenue growth from Saifun’s existing customers and no new customers for Saifun beyond 2007, and above the range of implied enterprise values based on the adjusted version of management projections which assumed both no new customers beyond 2007 and the loss of Spansion as a customer for Saifun.

        Relative Contribution Analysis

        Lehman Brothers analyzed the relative contributions of Saifun and Spansion to the pro forma revenue and gross profit of the combined company for the calendar years ended December 31, 2007 and December 31, 2008. Lehman Brothers also analyzed the relative contributions of Saifun and Spansion to the combined company’s pro forma operating income and net income determined in accordance with generally accepted accounting principles, or GAAP, for the calendar year ended December 31, 2008. The calendar year 2007 and 2008 estimates were based upon management projections received from Saifun and Spansion. In order to derive implied enterprise value contribution on the basis of revenue, gross profit, and operating income for each of Saifun and Spansion, the contribution percentages for Saifun’s and Spansion’s revenue, gross profit, and operating income were multiplied by the pro forma enterprise value. In order to derive implied enterprise contribution on the basis of GAAP net income for each of Saifun and Spansion, the contribution percentages for Saifun’s and Spansion’s net income were adjusted for differences in the capital structures of Saifun and Spansion and then multiplied by the pro forma enterprise value.

        This analysis indicated the following contribution percentages of Saifun and Spansion to the combined company:

% Implied Enterprise Contribution
	Saifun	Spansion

Revenues

CY2007E	1.4%	98.6%

CY2008E	1.5%	98.5%

Gross Profit

CY2007E	4.8%	95.2%

CY2008E	4.2%	95.8%

Operating Income

CY2008E	3.0%	97.0%

GAAP Net Income

CY2008E	3.5%	96.5%

        Based on the contribution analysis, Lehman Brothers calculated a range of implied enterprise ownership for Saifun of 1.4% to 4.8% and calculated a range of the implied enterprise value of Saifun of $24 million to $83 million. Lehman Brothers noted that the implied transaction value of $125.8 million was above the range of implied enterprise values for Saifun based on this contribution analysis.

        Spansion Trading Analysis

        In addition to the valuation analysis of Saifun, Lehman Brothers reviewed and compared specific financial and operating data relating to Spansion to a group of comparable companies that Lehman Brothers deemed relevant. Lehman Brothers included the following companies in its review:

—	Atmel Corporation

—	Elpida Memory, Inc.

—	Hynix Semiconductor Inc.

—	Inotera Memories, Inc.

—	Micron Technology, Inc.

—	Powerchip Semiconductor Corp.

—	Qimonda AG

—	SanDisk Corporation

        Lehman Brothers calculated and compared various financial multiples and ratios of Spansion to the corresponding multiples and ratios of the comparable companies. The multiples and ratios of each of the selected companies were based on publicly available information and IBES estimates available as of October 5, 2007. Lehman Brothers calculated and analyzed the multiples of each company’s enterprise value, to 2007 and 2008 calendar year expected revenues and earnings before interest, taxes, depreciation and amortization, or EBITDA, as well as the multiples of each company’s stock price to 2007 and 2008 calendar year expected Pro Forma EPS. The results of these analyses are summarized below:

	Total Enterprise Value as a Multiple of:				Price as a Multiple of:
	Revenue		EBITDA		Pro Forma Earnings Per Share
	2007	2008	2007	2008	2007	2008

Range of
Multiples	0.51x - 2.87x	0.45x - 2.22x	2.5x - 22.1x	2.1x - 13.0x	6.4x - 38.3x	8.1x - 39.7x

Spansion	0.64x	0.59x	4.4x	2.6x	NM	NM

        Lehman Brothers observed that the revenue and EBITDA multiples for Spansion were in the range of trading multiples for the selected comparable companies.

        Although some of the selected publicly traded companies may be considered similar to certain operations of Spansion, none of the selected companies are identical to Spansion. Given the inherent differences in the businesses, operations and prospects of Spansion and the comparable companies, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the comparable company analysis, but also made qualitative judgments concerning differences in the financial and operating characteristics and prospects of Spansion and the comparable companies that could affect the public trading values of each. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degree of operational risk between Spansion and the comparable companies included in this analysis.

        Miscellaneous

        Lehman Brothers is an internationally-recognized investment banking firm and, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. Lehman Brothers was selected by Saifun as its financial advisor based on Lehman Brothers’ qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, as well as its substantial experience in transactions comparable to the proposed transaction.

        Under the terms of its engagement, Lehman Brothers has acted as financial advisor to Saifun in connection with the proposed transaction and will receive a customary fee for its services, a portion of which will be paid in connection with the delivery of its fairness opinion and the remainder of which is contingent upon the consummation of the proposed transaction. In addition, Saifun has agreed to reimburse Lehman Brothers for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify Lehman Brothers against certain liabilities that may arise out of rendering the opinion. Lehman Brothers has also performed various investment banking services for Saifun and Spansion in the past, and expects to provide such services in the future, and have received, and expect to receive, customary compensation for such services. In the ordinary course of its businesses, Lehman Brothers actively trades in the equity securities of Saifun and the equity and debt securities and loans of Spansion for its account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or loans.

Material U.S. Federal and Israeli Income Tax Consequences

        Tax matters are very complicated, and the tax consequences of the cash distribution being made in connection with the merger and the merger to you will depend on your particular situation. You are encouraged to consult your own tax advisor regarding the specific tax consequences of the cash distribution and the merger to you, including tax return reporting requirements, the applicability of federal, state, local and foreign tax laws and the effect of any proposed change in the tax laws. This discussion is not intended to be a complete analysis or description of all potential tax consequences of the cash distribution and the merger.

Material U.S. Federal Income Tax Consequences

        The following is a discussion of certain material U.S. federal income tax consequences to the shareholders of Saifun resulting from cash distribution and the merger. The discussion below does not address all aspects of U.S. federal income taxation that may be relevant to Saifun’s shareholders subject to special provisions of U.S. federal income tax law. For example, the discussion does not address all aspects of U.S. federal income taxation that may be relevant to:

—	Saifun's shareholders subject to the alternative minimum tax;

—	Saifun’s shareholders that actually or constructively own, or have owned within the last five (5) years, 5% or more by vote of the outstanding stock of Saifun, or after the merger, will own, 5% or more by vote of the outstanding stock of Spansion;

—	Holders of options or warrants to acquire Saifun shares;

—	Saifun’s shareholders that hold their shares as part of a straddle, hedge, synthetic security, conversion transaction or other integrated investment;

—	Saifun's shareholders whose "functional currency" is not the U.S. dollar;

—	Mutual funds, banks, thrifts or other financial institutions;

—	Insurance companies;

—	Saifun's shareholders taxable as partnerships, subchapter S corporations, fixed investment trusts or other entities treated as tax "flow-through" entities for U.S. federal income tax purposes;

—	Saifun's shareholders who acquired their Saifun shares in compensatory transactions;

—	Tax-exempt organizations;

—	Pension funds, qualified retirement plans, individual retirement accounts and other tax-deferred accounts;

—	Saifun's shareholders who are not U.S. Shareholders, as defined below;

—	Traders in securities that elect mark-to-market accounting treatment; or

—	Broker-dealers.

        Further, the discussion below is limited to Saifun’s shareholders who hold Saifun ordinary shares and, after the merger, shares of Spansion Class A common stock, as “capital assets” within the meaning of Section 1221 of the Code, and does not address U.S. estate, gift, state or local taxation or taxation by countries other than the U.S.

        The discussion below is based on and subject to existing U.S. federal income tax law, including legislation, administrative rulings and court decisions. No discussion is provided herein concerning the eligibility requirements applicable to a Non-U.S. Holder seeking to qualify for benefits under any U.S. income tax treaty or concerning the tax treatment of the cash distribution and the merger under any U.S. income tax treaty.

        The following discussion also assumes the cash distribution and the merger will be completed in accordance with the terms of the merger agreement and this document. No advance ruling has been requested or received from the U.S. Internal Revenue Service (the “IRS”) regarding the tax consequences of the cash distribution or the merger and the IRS is not precluded from successfully asserting a contrary result.

        THIS DISCUSSION IS A GENERAL SUMMARY AND DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION AND THE MERGER. EACH SAIFUN SHAREHOLDER IS URGED TO CONSULT HIS, HER OR ITS OWN TAX ADVISOR AS TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES AND ISRAELI TAX CONSEQUENCES OF THE DISTRIBUTION AND THE MERGER, AND THE OWNERSHIP AND DISPOSITION OF THE SHARES OF SPANSION CLASS A COMMON STOCK TO HIM, HER, OR IT IN EACH CASE IN LIGHT OF THE FACTS AND CIRCUMSTANCES THAT MAY BE UNIQUE TO HIM, HER, OR IT AND AS ANY U.S. INCOME TAX TREATY, ESTATE, GIFT, STATE, LOCAL, OR NON-U.S. TAX CONSEQUENCES OF THE DISTRIBUTION OR THE MERGER.

U.S. Shareholders

The following discussion summarizes the material federal income tax consequences of the cash distribution and the merger to U.S. Shareholders, meaning a beneficial owner of Saifun ordinary shares, or of shares of Spansion Class A common stock received in exchange for Saifun ordinary shares in the merger, who is:

—	a citizen or individual resident of the U.S. or someone treated as such for U.S. federal income tax purposes;

—	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized in or under the laws of the U.S. or any state thereof, including the District of Columbia;

—	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

—	a trust if, in general, the trust is subject to the supervision of a court within the U.S. and one or more U.S. persons, as described in Section 7701(a)(30) of the Code, have the authority to control all significant decisions of the trust.

Tax Treatment of the Distribution for U.S. Shareholders

        Subject to the discussion below under the heading “U.S. Federal Income Tax Consequences of the cash distribution for U.S. Shareholders if Saifun Is or Was a Passive Foreign Investment Company,” U.S. Shareholders will be required to include in gross income as ordinary income the amount of the cash distribution, including the amount of any Israeli taxes withheld, to the extent that the cash distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that the cash distribution is in excess of Saifun’s earnings and profits, such excess will be applied against and will reduce the US Shareholder’s tax basis in its Saifun Shares and to the extent they exceed that tax basis, will be treated as gain from a sale or exchange of those Saifun Shares.

Tax Treatment of the Distribution for U.S. Shareholders if Saifun Is or Was a Passive Foreign Investment Company

        The tax consequences of the cash distribution will differ from those described above under the heading “Tax treatment of the cash distribution for U.S. Shareholders” if Saifun is or ever was a passive foreign investment company (a “PFIC”) under Section 1297 of the Code, as more fully discussed below. Saifun undertook an analysis in 2007 to determine whether or not it is or was a PFIC, and based on the analysis believes that it was not a PFIC prior to 2007, but that it will be classified as a PFIC for its 2007 taxable year.

        A foreign corporation is a PFIC if 75% or more of its gross income for a taxable year is passive income or if 50% or more of the value of its assets held by the corporation during a taxable year produce or are held to produce passive income. Passive income includes dividends, interest, rents and royalties, but excludes rents and royalties that are derived in the active conduct of a trade or business and that are received from an unrelated person, as well as interest, dividends, rents and royalties received from a related person that are allocable to income of such related person other than passive income. For purposes of these rules, Saifun would be considered to own the assets of and recognize the income of any corporations as to which it owns 25% or more of the value of their outstanding stock, in proportion to such ownership. If a foreign corporation is classified as a PFIC for any taxable year during which a United States Person owns stock in the foreign corporation, the foreign corporation remains thereafter classified as a PFIC with respect to that shareholder, unless a shareholder makes an appropriate election to remove the PFIC classification.

        A US Shareholder will be subject to different rules depending on whether or not the US Shareholder makes an election to treat Saifun as a “qualified electing fund” (a “QEF election”) for 2007.

        A U.S. Shareholder can make a QEF election by completing and filing IRS Form 8621 in accordance with the instructions thereto. Saifun will furnish U.S. Shareholders with the information needed in order to complete IRS Form 8621. We strongly urge each U.S. Shareholder to consult his or her own tax advisor regarding the advisability of making a QEF election.

        A U.S. Shareholder who makes a timely QEF election (an “Electing U.S. Shareholder”) for Saifun must report for federal income tax purposes his or her pro rata share of the ordinary earnings and the net capital gain, if any, of Saifun for the taxable year of Saifun that ends with or within the taxable year of the Electing U.S. Shareholder. The “net capital gain” of a PFIC is the excess, if any, of the PFIC’s net long-term capital gains over its net short-term capital losses. The amount so included in income generally will be treated as ordinary income to the extent of such Electing U.S. Shareholder’s allocable share of the PFIC’s ordinary earnings and as long-term capital gain to the extent of such Electing U.S. Shareholder’s allocable share of the PFIC’s net capital gains. Such Electing U.S. Shareholder generally will be required to translate such income into U.S. dollars based on the average exchange rate for the PFIC’s taxable year with respect to the PFIC’s functional currency. Such income generally will be treated as income from sources outside the United States for U.S. foreign tax credit purposes. The Electing U.S. Shareholder’s tax basis in its Saifun Shares generally will increase by any amounts so included under the QEF rules and decrease by any amounts not included in income when distributed.

        A U.S. Shareholder who does not make a timely QEF election (a “Non-Electing US Shareholder”) will be subject to special rules with respect to (i) any “excess distribution” (generally, the portion of any distributions received by the Non-Electing US Shareholder on the ordinary shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing US Shareholder in the three preceding taxable years, or, if shorter, the Non-Electing US Shareholder’s holding period for his or her ordinary shares), and (ii) any gain realized on the sale or other disposition of such Ordinary Shares. Under these rules, (i) the excess distribution or gain would be allocated ratably over the Non-Electing US Shareholder’s holding period for the ordinary shares; (ii) the amount allocated to the current taxable year and any year prior to Saifun becoming a PFIC would be taxed as ordinary income; and (iii) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. If a Non-Electing US Shareholder who is an individual dies while owning ordinary shares, the Non-Electing US Shareholder’s successor would be ineligible to receive a step-up in tax basis of the ordinary shares. Non-Electing U.S. Shareholders are encouraged to consult their tax advisors regarding the application of the PFIC rules to their specific situation.

        The tax consequences of a U.S. Shareholder as a result of the cash distribution could differ from those discussed above depending on the applicability of the tax treaty between the U.S. and Israel. We strongly urge each U.S. Shareholder to consult his or her own tax advisor regarding the consequences of the cash distribution to such U.S. Shareholder, the availability of treaty benefits and the advisability of making a QEF election.

        As described below under Material Israeli Tax Consequences, the cash distribution may be subject to withholding by Saifun under Israeli tax laws. In the event any amounts are withheld, then a U.S. Shareholder may be entitled to a tax credit with respect to such Shareholder’s U.S. tax liability. U.S. Shareholders should consult their own tax advisors with respect to the U.S. taxation of the cash distribution, including the availability of any tax credits if any portion of the cash distribution is withheld by Saifun with respect to such Shareholder.

Tax Treatment of the Merger for U.S. Shareholders

        Provided that the merger constitutes a “reorganization” within the meaning of Section 368(a) of the Code and subject to the discussion below under the heading “U.S. Federal Income Tax Consequences to U.S. Shareholders if Saifun Is or Was a Passive Foreign Investment Company”:

—	No gain or loss will be recognized by U.S. Shareholders upon the receipt of shares of Spansion Class A common stock solely in exchange for Saifun ordinary shares in the merger, except to the extent of cash received in lieu of a fractional share of Spansion.

—	Cash payments received as part of the cash distribution and cash in lieu of a fractional share of Spansion Class A common stock will result in capital gain or loss measured by the difference between the cash payment received and the portion of the adjusted tax basis in the Saifun ordinary shares surrendered allocable to such fractional share. The gain or loss will be long-term capital gain or loss if the holding period of the Saifun ordinary shares deemed to have been exchanged for the fractional share of Spansion Class A common stock is more than one year at the effective time of the merger. The deductibility of capital losses is subject to limitations.

—	The aggregate tax basis of the shares of Spansion Class A common stock received by U.S. Shareholders in the merger will be the same as the aggregate adjusted tax basis of the Saifun ordinary shares surrendered in the exchange, reduced by any tax basis allocable to the cash distribution, if applicable, and for a fractional share for which cash is received.

—	The holding period of the shares of Spansion Class A common stock received by each U.S. Shareholder in the merger will include the holding period of the Saifun ordinary shares surrendered in exchange.

        A successful IRS challenge to the “reorganization” status of the merger would result in a U.S. Shareholder recognizing gain or loss with respect to each Saifun ordinary share surrendered in the merger, equal to the difference between the U.S. Shareholder’s adjusted tax basis in such share and the fair market value, as of the effective time of the merger, of the shares of Spansion Class A common stock (including cash received in lieu of a fractional share of Spansion Class A common stock) received in the exchange. In such event, a U.S. Shareholder’s aggregate tax basis in the shares of Spansion Class A common stock received would equal its fair market value as of the effective time of the merger, and the U.S. Shareholder’s holding period for such stock would begin the day after the merger.

Tax Treatment of the Merger for U.S. Shareholders if Saifun Is or Was a Passive Foreign Investment Company

        In addition to the discussion under the heading “–Tax Treatment of the Merger for U.S. Shareholders” above, the merger might be a taxable event to U.S. Shareholders if Saifun is or ever was a passive foreign investment company (a “PFIC”) under Section 1297 of the Code, as more fully discussed below.

        Section 1291(f) of the Code requires that, to the extent provided in the Treasury Regulations (the “Regulations”), a United States individual who disposes of stock of a PFIC recognizes gain notwithstanding any other provision of the Code. No final Regulations have been promulgated under this statute. Proposed Regulations were promulgated in 1992 with a retroactive effective date. The proposed Regulations require gain recognition by United States individual exchanging Saifun Stock for stock of Spansion, if Saifun were classified as a PFIC at any time during such United States individual’s holding period in such Saifun Stock. The tax on any such gain so recognized would be imposed at the highest rate applicable to ordinary income. Nevertheless, the proposed Regulations provide an exception to gain recognition if the stock is exchanged pursuant to a tax-free reorganization and certain additional requirements are satisfied. Saifun believes that the additional requirements would be satisfied in connection with the merger. In addition, the proposed Regulations also provide that the rule requiring gain recognition is not applicable if such United States individual has made a timely election to treat Saifun as a QEF in the first year in which Saifun was a PFIC. The proposed Regulations are not currently effective. However, it is impossible to predict at this time whether, in what form, and with what effective date, final Regulations will be adopted.

        The tax consequences of a U.S. Shareholder as a result of the merger could differ from those discussed above depending on the applicability of the tax treaty between the U.S. and Israel. We strongly urge each U.S. Shareholder to consult his or her own tax advisor regarding the consequences of the merger to such U.S. Shareholder, the availability of treaty benefits and the advisability of making a QEF election.

U.S. Shareholders Information Reporting and Backup Withholding

        Certain U.S. Shareholders may be required to attach a statement to their tax returns for the year of the merger that contains the information described in U.S. Treasury Regulation Section 1.368-3(b).

        Under U.S. federal income tax laws, certain payments, including cash received in the merger by Saifun’s shareholders in lieu of fractional shares of Spansion Class A common stock, may be subject to backup withholding, currently at a rate of 28%. To avoid such backup withholding, a U.S. Shareholder should either (i) furnish a properly completed Substitute Form W-9, signed under penalties of perjury, including such Shareholder’s current Taxpayer Identification Number and other certifications or (ii) otherwise prove to Spansion and its exchange agent that it is exempt from backup withholding. Certain of Saifun’s shareholders (including, among others, corporations) are exempt from these backup withholding and reporting requirements.

        Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against the Shareholder’s U.S. federal income tax liability provided the required information is furnished in a timely manner to the IRS.

        U.S. Shareholders are urged to consult their tax advisors with respect to their reporting obligations and the backup withholding rules.

Non-U.S. Shareholders

Ownership of Spansion Stock by Non-U.S. Shareholders

Dividends

        If dividends are paid on shares of Spansion Class A common stock, dividends paid to a non-U.S. Shareholder will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Under the Treaty, the rate of withholding tax is generally reduced to 25% with respect to dividends paid to a beneficial owner of the underlying shares who is a resident of Israel for purposes of the Treaty. To claim the benefit of a lower rate under an income tax treaty, a non-U.S. Shareholder of common stock must comply with certain certification or documentary evidence procedures, including filing with the payor an IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under such tax treaty.

        Dividends paid on shares of Spansion Class A common stock that are effectively connected with a non-U.S. Shareholder’s conduct of a trade or business in the United States, and, if an income tax treaty applies, are also attributable to a permanent establishment maintained by the non-U.S. Shareholder in the United States, are taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons. In that case, the dividends will not be subject to withholding tax if the non-U.S. Shareholder complies with applicable certification and disclosure requirements. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

        A non-U.S. Shareholder of Spansion Class A common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

        A non-U.S. Shareholder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of shares of Spansion Class A common stock unless (i) the gain is effectively connected with a trade or business of the non-U.S. Shareholder in the United States and, where a tax treaty applies, is attributable to a United States permanent establishment of the non-U.S. Shareholder or (ii) in the case of a non-U.S. Shareholder who is an individual and holds the common stock as a capital asset, such Shareholder is present in the United States for one-hundred and eighty-three (183) or more days in the taxable year of the sale or other disposition and certain other conditions are met.

Federal Estate Tax

        Shares of Spansion Class A common stock owned or treated as owned by a non-U.S. Shareholder at the time of death, or shares of Spansion Class A common stock of which the non-U.S. Shareholder made certain lifetime transfers, will be included in the Shareholder’s gross estate for U.S. federal estate tax purposes and therefore may be subject to United States federal estate tax, unless an applicable income tax treaty or estate tax treaty provides otherwise.

Non-U.S. Shareholder Information Reporting and Back-Up Withholding Tax

        Generally, Spansion must report annually to the IRS and to each non-U.S. Shareholder the amount of dividends paid to each non-U.S. Shareholder and the tax withheld with respect to such dividends, regardless of whether withholding was required.

        Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. Shareholder resides under the provisions of an applicable income tax treaty or certain other agreements.

        Back-up withholding is imposed at the rate of 28% on certain payments to persons that fail to furnish certain identifying information to the payor. A non-U.S. Shareholder generally will be subject to back-up withholding tax at a 28% rate unless the applicable certification procedures (or, in the case of payments made outside the U.S. with respect to an offshore account, documentary evidence procedures) are complied with, directly or under certain circumstances through an intermediary. Backup withholding and information reporting generally will also apply to dividends paid on common stock at addresses inside the U.S. to non-U.S. Shareholders that fail to provide certain identifying information in the manner required.

        Payment of the proceeds of a sale of common stock effected by or through a U.S. office of a broker is subject to both backup withholding and information reporting unless the beneficial owner provides the payor with its name and address and certifies under penalties of perjury that it is a non-U.S. Shareholder, or otherwise establishes an exemption. In general, backup withholding and information reporting will not apply to payment of the proceeds of a sale of common stock by or through a foreign office of a broker. If, however, such broker is, for U.S. federal income tax purposes, a U.S. person, a controlled foreign corporation, or a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the U.S. (or, a foreign partnership that at any time during its tax year either is engaged in the conduct of a trade or business in the U.S. or has as partners one or more U.S. persons that, in the aggregate, hold more than 50% of the income or capital interest in the partnership), the payments will be subject to information reporting and may be subject to backup withholding, unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. Shareholder and other conditions are met or the beneficial owner otherwise establishes an exemption.

        Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against the non-U.S. Shareholder’s U.S. federal income tax liability provided the required information is furnished in a timely manner to the IRS.

THE FOREGOING DISCUSSION IS NOT INTENDED TO BE LEGAL OR TAX ADVICE TO ANY PARTICULAR SHAREHOLDER. TAX MATTERS ARE VERY COMPLICATED, AND THE TAX CONSEQUENCES OF THE MERGER TO SAIFUN SHAREHOLDERS WILL DEPEND ON THEIR PARTICULAR SITUATION. SAIFUN SHAREHOLDERS ARE ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGE IN THE TAX LAWS.

Material Israeli Tax Consequences

        The following is a summary discussion of certain Israeli tax considerations in connection with the merger. The following summary is presented for general information purposes only and is based upon current Israeli tax law. No assurance can be given that new or future legislation, regulations or interpretations will not significantly change the tax considerations described below, and any such change may apply retroactively. This summary does not discuss all material aspects of Israeli tax consequences that may apply to particular holders of Saifun ordinary shares in light of their particular circumstances, such as investors subject to special tax rules or other investors referred to below.

        Tax matters are very complicated, and the Israeli tax consequences of the merger to Saifun shareholders will depend on their particular situation. You are encouraged to consult your own tax advisors regarding the specific Israeli tax consequences of the merger applicable to you, including tax return reporting requirements, the applicability of federal, state, local and foreign tax laws and the effect of any proposed change in the tax laws. This discussion is not intended to be a complete analysis or description of all potential tax consequences of the merger.

        In general, under the Israeli Income Tax Ordinance (New Version) 1961, as amended, the disposition of shares of an Israeli company is deemed to be a sale of a capital asset. The Tax Ordinance generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in an Israeli resident company, by both residents and non-residents of Israel, unless a specific exemption is available or a treaty for the prevention of double taxation between Israel and the transferor’s country of residence provides otherwise.

        Under the Tax Ordinance, the tax rate applicable to real capital gains (after adjustment for inflation) derived from the disposition of Saifun ordinary shares in the merger is 20% for Israeli individuals who acquired the shares after January 1, 2003, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such individual is considered a “Significant Shareholder” at any time during the 12-month period preceding such disposition, i.e., such shareholder holds directly or indirectly, including together with others, at least 10% of any means of control in Saifun, the tax rate shall be 25%. Real capital gains derived by companies, which acquired the shares after January 1, 2003, are generally taxed at the rate of 25%. According to the Ordinance, for shares acquired prior to January 1, 2003, the tax rates are higher and the above-mentioned tax rates of 20% or 25% will apply only to a proportionate part of the gain in accordance with the holding periods of the asset, before and after January 1, 2003, on a linear basis.

        The foregoing tax rates will not apply to: (a) dealers in securities; and (b) shareholders who acquired their shares prior to Saifun’s initial public offering (and may be subject to a different tax arrangement). Under the Convention Between the Government of the United States of America and the Government of the State of Israel with Respect to Taxes on Income (the “Treaty”), Israeli capital gains tax generally will not apply to the disposition of shares of an Israeli company by a U.S. Holder to which the Treaty applies (“U.S. Treaty Resident”) who holds the shares as a capital asset. However, such exemption will not apply if (i) the U.S. Treaty Resident has held, directly or indirectly, shares representing 10% or more of the voting power in Saifun during any part of the 12-month period preceding the disposition, subject to specified conditions, or (ii) the capital gains from such disposition may be attributed to a permanent establishment of such U.S. Treaty Resident in Israel.

        Israeli law generally exempts non-residents of Israel (who do not have a permanent establishment in Israel) from Israeli capital gains tax on the sale of shares traded on certain stock exchanges, such as The NASDAQ Global Select Market. However, Saifun shareholders who acquired their shares prior to Saifun’s initial public offering in 2005 and who do not qualify for an exemption from Israeli capital gains tax under the Tax Ordinance or an applicable tax treaty to which the State of Israel is a party, including the Treaty, may be subject to Israeli capital gains tax on the disposition of their Saifun ordinary shares in the merger. Such shareholders should consult their own tax advisors regarding the tax consequences of the merger to them.

        Saifun shareholders who are liable to Israeli capital gains tax on the disposition of their shares in the merger, may be eligible to tax deferral for two to four years under Section 104H of the Tax Ordinance, provided an appropriate tax ruling is obtained from the Israeli Tax Authority.

        Spansion and Saifun have agreed to request certain pre-rulings from the Israeli Tax Authority (“ITA”), as follows:

—	The first request seeks confirmation by the ITA that the obligation to pay capital gains tax on the exchange of the Saifun ordinary shares for shares of Spansion Class A common stock will be deferred in accordance with the provisions of Section 104H of the Tax Ordinance. Under Section 104H, the obligation of those Saifun shareholders who elect to be governed by the ruling to pay Israeli capital gains tax on the exchange of the Saifun ordinary shares in the merger will be deferred until the earlier of (a) two years after the closing of the merger, with respect to 50% of the shares held by such shareholder, and four years after the closing of the merger, with respect to the other 50% of the shares held by such shareholder, or (b) the date on which such shareholder sells the shares of Spansion Class A common stock it receives in the merger, subject to the terms and conditions set forth in Section 104H and customary in such rulings.

—	The second such request seeks to clarify that assumption by Spansion of share options held by Saifun employees and office holders will not result in a taxable event for the share option holders. This request also states that, with respect to share options eligible for preferential tax treatment under Section 102 of the Tax Ordinance, the requisite holding period for such options will be deemed to have begun at the time of the original grant of the option by Saifun, and not at the time of its assumption by Spansion.

—	The third request made is that the ITA either exempts Spansion from any obligation to withhold Israeli tax at source or provides that no such obligation exists, or otherwise provides detailed instructions on how such withholding at source is to be executed in connection with the merger. Pursuant to the merger agreement, the exchange agent and Spansion are entitled to deduct and withhold from any consideration payable in the merger such amounts as may be required to be deducted or withheld therefrom under the Tax Ordinance, subject to any specific exemption with respect to Israeli tax withholding from the Israeli Tax Authority that provides otherwise. In any case, if the deduction of Israeli income tax results in an overpayment of tax, a refund may be obtained by filing an applicable request with the Israeli Tax Authority.

—	The fourth request made relates to the classification (either as a dividend or as capital gains or as a blend of dividend and capital gain) of the cash distribution of up to $163.4 million, to be made to the holders of Saifun Shares immediately prior to the closing of the merger. If the cash distribution or any part thereof is classified as dividend income, such payment will generally be subject to tax at a rate of 20% for an individual (assuming such individual is not considered a “Significant Shareholder”) and will be exempt from income tax for Israeli corporations. Non-residents of Israel (both individuals and corporations) are generally subject to income tax on income accrued or derived from sources in Israel, including dividends paid by Israeli corporations. The distribution of dividend income by Saifun to non-residents of Israel will therefore generally be subject to tax at a rate of 20% by way of a tax withholding, unless a lower rate is stipulated by a treaty between Israel and Saifun shareholder’s country of residence.

On the other hand, if the cash distribution is classified in whole or in part as a capital gain, both Israeli individuals and corporations will generally be subject to capital gains tax on such distribution. Non-residents of Israel, both individuals and corporations, will generally be subject to capital gains tax derived from assets located in Israel or rights (direct or indirect) to such assets. The Israeli Tax Ordinance holds that this includes shares in Israeli resident companies. The rules applicable to Israeli capital gains tax are as described above in connection with the disposition of Saifun shares in the merger. Capital gains derived by non-residents of Israel will generally be subject to tax by way of a tax withholding.

        No assurance can be made that any of the requests made in the tax ruling request will be granted by the Israeli Tax Authority.

Accounting Treatment of the Merger

        In accordance with U.S. generally accepted accounting principles, Spansion will account for the merger using the purchase method of accounting.

Regulatory Matters

Israeli Governmental Approvals

         Israeli Court Approval. The merger is being effected as an arrangement between Saifun and its shareholders under the Israeli Companies Law and as such, Saifun is required seek Israeli court approval both to convene the special general meeting to approve the merger and for the merger itself. On October 25, 2007, Saifun and Atlantic Star Merger Sub filed an initial application with the district court of Tel Aviv requesting, among other things, that the court order the convening of the special general meeting of Saifun shareholders. The motion also seek for the approval of the cash distribution in the amount of up to US$163.4 million (but not less then US$158.3 million) in cash to Saifun’s shareholders, a significant portion of which does not comply with the profit requirement set forth in Section 302 of the Companies Law 5759-1999. Pursuant to the Israeli Companies Law, Saifun published notice of this motion, sent notice to holders of five percent (5%) or more of its shares and filed the request with the Israeli Registrar of Companies. On October 29, 2007, the Israeli court issued an order to convene the meeting, as requested.

        Saifun’s creditors may approach to the District Court of Tel Aviv and oppose the approval of the cash distribution application prior to November 25, 2007, or such later date as determined by the District Court of Tel Aviv.

        Saifun has agreed that it will deliver to each of its shareholders a notice of the respective meeting and copies of the order of the court to convene the meetings and the motion for the approval of the merger and the cash distribution submitted to the court. An English translation of those documents is attached to this document as Annex D.

        Upon approval of the merger (along with the cash distribution) by the requisite vote of the Saifun shareholders at the special general meeting, Saifun will, no later than fourteen (14) days of such shareholder approval, apply to the court to approve the merger itself. In addition, in connection with a U.S. federal securities law exemption applicable to the issuance of shares of Spansion Class A common stock as merger consideration, Saifun and Atlantic Star Merger Sub have asked the Israeli court to hold a hearing at which the court would be asked to find that the merger transaction is procedurally and substantively fair to Saifun shareholders. Saifun will publish notice of this motion and notify holders of five percent (5%) or more of its shares and its material creditors, as defined in the Israeli Companies Law.

        Any person, including shareholders and creditors of Saifun, may object to this motion by filing an objection with the court within ten (10) days of the publication of the notice, but not less than five (5) days prior to the court hearing to be held following the special general meeting in order to approve the merger and whose date will be published by Saifun in advance in accordance with applicable legal requirements.

        Pursuant to the provisions of Israeli law, the merger will not become effective and binding unless and until the merger is approved by the court following a consideration of whether the terms and conditions of the proposed merger (including the valuation of Saifun and the consideration to be received by Saifun’s shareholders upon the implementation of the merger) are fair to Saifun’s shareholders, and are reasonable under the circumstances. Once the merger has become effective, it will be binding on any and all shareholders, including those that did not vote in favor of the merger or objected to it.

        Israeli Investment Center. The Investment Center, which is a part of Israel’s Ministry of Industry, Trade and Labor, provides various benefits to Israeli companies, including grants to finance capital investments and tax benefits ranging from reduced rates of corporate tax to a full tax exemption for a fixed period, depending on a number of factors. Saifun expects to receive tax benefits from the Investment Center, subject to compliance with applicable conditions. Saifun intends to apply to obtain the consent of the Investment Center to the change in ownership of Saifun resulting from the merger

        Israeli Office of the Chief Scientist. The Office of the Chief Scientist, which is part of Israel’s Ministry of Industry, Trade and Labor, provides various benefits to Israeli companies, including grants to finance research and development. Saifun has received a grant from the Office of the Chief Scientist. Saifun intends to apply to obtain the consent of the Office of the Chief Scientist to the change in ownership of Saifun resulting from the merger.

        Israeli Securities Authority. The Israeli Securities Authority must be given the opportunity to appear in the proceeding at the Israeli court and state its view with respect to the necessity of Spansion publishing a prospectus in order to secure the interests of the public. On October 25, 2007, Saifun notified the Israeli Securities Authority of the submission of the motion to convene the Saifun special general meeting. In parallel, on October 26, 2007 Spansion submitted a request to the Israeli Securities Authority , requesting that the Israeli Securities Authority confirm that there will be no prospectus requirement under Israeli law in connection with the issuance of shares of Spansion Class A common stock in the merger transaction. In addition, Spansion will be filing a separate application requesting that the Israeli Securities Authority confirm that there will be no prospectus requirement under Israeli law in connection with the assumption of options to purchase Saifun shares in the merger transaction.

        Israeli Tax Rulings. Spansion and Saifun have agreed to request certain rulings from the Israeli Tax Authority. See “-Material Israeli Tax Consequences”.

Other Antitrust Approvals

        Spansion is required to make a filing with the German Federal Cartel Office (the Bundeskartellamt) in connection with the merger, which is subject to a review period before it can be consummated. Spansion made its filing with the German Federal Cartel Office on October 30, 2007.

        Spansion is also required to file a notification of merger with the Chinese PRC Ministry of Commerce (MOFCOM) and the State Administration of Industry and Commerce (SAIC) in connection with the merger, which may not be consummated until a waiting period has expired. Spansion made its filing with the Chinese PRC Ministry of Commerce (MOFCOM) and the State Administration of Industry and Commerce (SAIC) on November 6, 2007.

Federal Securities Laws Consequences

        All shares of Spansion Class A common stock received in the merger by Saifun shareholders who are not affiliates of Saifun prior to the merger (and do not become affiliates of Spansion after the merger) will be freely transferable. However, shares of Spansion Class A common stock received by persons who are deemed to be affiliates of Saifun prior to the merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act, or Rule 144 under the Securities Act in the case of persons who become affiliates of Spansion, or as otherwise permitted under the Securities Act. Persons deemed to be affiliates of a company are those individuals or entities that control, are controlled by, or are under common control with, Saifun.

NASDAQ Listing

        The shares of Spansion Class A common stock to be issued in the merger will be listed on The NASDAQ Global Select Market. If the merger is completed, Saifun ordinary shares will no longer be registered under the Exchange Act or listed on The NASDAQ Global Select Market.

No Dissenters’ or Appraisal Rights

        No dissenters’ or appraisal rights are available to Saifun shareholders in connection with the merger. However, any Saifun shareholder that objects to the merger may appear before the Israeli court and state his or her objections at the court hearing to be held following the special general meeting in order to approve the merger and whose date will be published by Saifun in advance in accordance with applicable legal requirements.

        In addition, Saifun’s creditors may approach to the District Court of Tel Aviv and oppose the motion to approve the cash distribution application prior to November 25, 2007 or such later date as determined by the District Court of Tel Aviv.

SHARE OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS OF SAIFUN

The following table sets forth certain information regarding the beneficial ownership of ordinary shares by: (1) each person who Saifun believes beneficially owns 5% or more of the outstanding ordinary shares, and (2) all of Saifun’s directors and executive officers as a group. Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. The percentage ownership of each such person is based on the number of ordinary shares outstanding as of the Record Date and includes the number of shares underlying options that are exercisable within sixty (60) days from the date of the Record Date. Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

Name	Ordinary Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares

Dr. Boaz Eitan(1)	11,047,398	34.6%

IDB Holding Corporation Ltd.(2)	2,833,859	8.5%

All directors and executive officers as a group(3)	12,381,389	38.7%

(1)     Based on information provided to us, the number of shares beneficially owned consists of 4,920,440 ordinary shares and options to purchase 125,840 ordinary shares held directly by Dr. Boaz Eitan, 1,905,780 ordinary shares held by Adi & Gal Ltd., 1,429,336 ordinary shares held by Sharon & Yoav Ltd., 1,200,000 ordinary shares held by Shikmat Eitan Ltd., 952,892 ordinary shares held by Yonatan & Maya Ltd., 476,444 ordinary shares held by Batya and Yoseph Ltd. and 10,000 ordinary shares held by MIRAGE BVBA. Each of these entities is jointly owned and controlled by Dr. Boaz Eitan and his wife. This number also includes 26,666 ordinary shares owned by Dr. Boaz Eitan's wife. Dr. Boaz Eitan disclaims beneficial ownership of the shares held by the foregoing except to the extent of his pecuniary interest therein.

(2)     Based on information provided to us, the number of shares beneficially owned consists of 2,833,859 ordinary shares held by Clal Electronic Industries Ltd. a wholly-owned subsidiary of Clal Industries and Investments Ltd. ("Clal"). Clal is a majority owned subsidiary of IDB Development Corporation Ltd. ("IDBD"), which in turn is a majority-owned subsidiary of IDB Holding Corporation Ltd. ("IDBH"). IDBH, IDBD and Clal are public Israeli companies traded on the Tel Aviv Stock Exchange. IDBH is controlled as follows: (i) Ganden Holdings Ltd., or Ganden, which is a private Israeli company controlled by Nochi Dankner (who also is the Chairman of IDBH, IDBD and Clal) and his sister Shelly Bergman, holds, approximately 49.53% of the outstanding shares of IDBH (of which, approximately 11.80% of the outstanding shares of IDBH are held directly and approximately 37.73% of the outstanding shares of IDBH are held through Ganden Investments I.D.B. Ltd, a private Israeli company, which is an indirect wholly-owned subsidiary of Ganden); (ii) Shelly Bergman, through a wholly-owned company, holds approximately 4.23% of the outstanding shares of IDBH; (iii) Avraham Livnat Ltd., or Livnat, which is a private company controlled by Avraham Livnat holds, directly and through a wholly-owned subsidiary, approximately 11.58% of the outstanding shares of IDBH. ( Zvi Livnat, a son of Avraham Livnat, is a director of IDBH, and IDBD, and a Co-Executive Officer of Clal, and Shay Livnat, a son of Avraham Livnat, is a director of IDBD and Clal (iv) Manor Holdings BA Ltd., or Manor, a private company controlled by Isaac and Ruth Manor (Isaac Manor, is one of Clal's directors and he and their son Dori Manor are directors of IDBH, IDBD and Clal) holds, directly and through a majority-owned subsidiary, approximately 11.57% of the outstanding shares of IDBH. Subsidiaries of Ganden, Livnat and Manor have entered into a shareholders agreement with respect to shares of IDBH constituting 31.02%, 10.34% and 10.34%, respectively, of the outstanding shares of IDBH for the purpose of maintaining and exercising control of IDBH as a group. The holdings of said entities in IDBH in excess of said 51.7% of the issued share capital and voting rights of IDBH (as well as the holdings of Ganden, Manor and Livnat and Shelly Bergman in IDBH) are not subject to the shareholders agreement. The term of the shareholders agreement expires in May 2023. Certain of the foregoing shares of IDBH have been pledged in favor of certain financial institutions as collateral for loans taken to finance part of the purchase price of such shares. Upon certain events of default, these financial institutions may foreclose on the loans and assume ownership of or sell the shares. Based on the foregoing, IDBH and IDBD (by reason of their control of Clal), Ganden, Manor and Livnat (by reason of their control of IDBH) and Nochi Dankner, Shelly Bergman, Isaac and Ruth Manor, and Avraham Livnat (by reason of their control of Ganden, Manor and Livnat, respectively) may be deemed to share with Clal and CEI the power to vote and dispose of Saifun's shares beneficially owned by Clal and CEI.

(3)     Includes ordinary shares owned by entities affiliated with directors of Saifun as well as options to purchase ordinary shares that are exercisable within sixty (60) days of the Record Date. Each director disclaims such beneficial ownership except to the extent of his pecuniary interest therein. In addition, this amount consists of shares and options to purchase ordinary shares held by executive officers.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

        In considering the recommendation of the Saifun board of directors with respect to the merger agreement and the merger, you should be aware that certain officers and directors of Saifun have agreements or arrangements that provide them interests in the merger that may be different from, or in addition to, the interests of other Saifun shareholders. The Saifun board of directors was aware of these agreements during its deliberations of the merits of the merger and in determining to recommend to Saifun shareholders that you vote for the proposal to approve the merger agreement and the merger.

Ordinary Shares

        As of the record date for the special general meeting, the executive officers and directors of Saifun beneficially owned an aggregate of 12,381,389 Saifun ordinary shares, or 38.7% of the outstanding Saifun ordinary shares. Outstanding shares of Saifun held by executive officers and directors of Saifun will be treated in the merger in the same manner as Saifun ordinary shares held by other shareholders of Saifun.

Employment Agreements

        In connection with the merger agreement, Spansion entered into a retention and non-competition agreements with Dr. Boaz Eitan, who is the current Chief Executive Officer of Saifun and the chairman of the Saifun board of directors. Pursuant to the terms of the agreement, Dr. Eitan agreed to continue to be employed by Saifun after completion of the merger. During that time, Dr. Eitan’s existing employment agreement with Saifun will stay in force, except with respect to his salary (which will be increased by approximately 20% of the salary last approved for him by the annual general meeting of the shareholders of Saifun), bonus payments and a retention bonus in an amount equivalent to up to one times his annual salary (upon completion of the first anniversary of the closing of the merger, provided that he continues to be a full-time, active employee at such time) as set forth in the retention agreement. Dr. Eitan will continue in his position as the Chief Executive Officer of Saifun and be appointed as the EVP and Chief Architect of Spansion.

        In addition, Spansion entered into an agreement with Eduardo Maayan, Executive Vice President of Business Development of Saifun and Igal Shany, chief financial officer of Saifun pursuant to which they agreed to continue to be employed by Saifun after completion of the merger. Their existing employment agreements with Saifun will stay in force, except with respect to their salaries (which will be increased by an approximately 20%), bonus payments, and retention bonuses in an amount equivalent to up to one times each of their respective annual salaries (upon completion of the first anniversary of the closing of the merger, provided that they continue to be full-time, active employees at such time), as set forth in the retention agreements. Following the merger, Eduardo Maayan shall become a Corporate Vice President of Spansion and Igal Shany shall become a Vice President of Spansion.

        Ron Eliyahu, Vice President of Research & Development is required to enter into similar retention and non-competition agreement prior to the closing of the merger.

Cash Payments

        Eduardo Maayan, Executive Vice President of Business Development of Saifun will receive a cash payment of $175,000 upon completion of the merger and Igal Shany, chief financial officer of Saifun will receive a cash payment of $250,000 upon completion of the merger, in addition to their bonuses under their retention and non-competition agreements.

Saifun Share Options

        As of the date of the merger agreement, the total number of Saifun ordinary shares issuable upon the exercise of share options held by the executive officers and directors of Saifun as a group (11 persons) was 605,310 These options have exercise prices ranging from $0.1 to $29.59 per share and a weighted average exercise price of $14.64 per share. These options and all other Saifun share options outstanding at the time of the merger will be assumed by Spansion and solely exercisable for Spansion Class A common stock following the merger.

        Prior to the closing of the merger, Saifun may implement an option exchange program (the “Program”) as follows:

—	Eligible Options. Saifun Options having an exercise price equal to or in excess of $13.00 measured on the date of the merger agreement (the “Eligible Options”).

—	Exchange Offer. The holder of an Eligible Option shall be offered the chance of exchanging such Eligible Option for a new Saifun Option with an exercise price of not less than $0.10 and having a vesting schedule of: 25% on the one-year anniversary of grant and pro rata thereafter on a quarterly basis for the remaining amount such that 100% of such new Saifun Options will have vested on the fourth anniversary of grant. The exchange offer must be completed prior to the closing of the merger.

—	Economic Constraints. The number of new Saifun Options issued shall not exceed 800,000 and the incremental stock-based compensation cost (calculated in accordance with GAAP and as of the date of mailing/delivery of the exchange offer to holders of Eligible Options) shall not exceed $5,000,000 in the aggregate to be amortized and expensed over a four-year period.

—	Ineligible Persons. No director, consultant, former employees, employees that have resigned or who are no longer employed or have been notified of their termination, or Dr. Eitan shall be eligible to participate in the exchange offer.

—	Allocation/Exchange Parties. Subject to the economic constraints as detailed above, the exchange ratio and allocations among differently priced Eligible Options shall be agreed upon by Saifun and Spansion prior to commencement of the exchange offer.

        In addition, Saifun has undertaken to employ Igal Shany, chief financial officer of Saifun, for at least one additional year of employment, subject to and commencing as of the closing of the merger and has resolved that 50% of the outstanding share options to purchase shares of Saifun granted to Igal Shany shall be vested subject to and upon closing of the merger and the other 50% shall vest upon the occurrence of the earlier of: (i) the first anniversary of the closing of the merger, provided that Igal Shany is still employed by Saifun at such time; or (ii) the termination of Igal Shany’s employment by Saifun without cause. As of the date of the merger agreement, Igal Shany holds unvested options to purchase 90,800 of Saifun shares.

Employee Benefits

        Please refer to “The Merger Agreement–Employee Benefits” for a discussion of the employee benefits to be provided to Saifun employees, including any executive officers, who remain at the combined company following the merger.

Voting Agreements

        In connection with the merger agreement, Spansion entered into voting agreements with Dr. Boaz Eitan and each of his affiliated entities. For a discussion of these voting agreements, see “Other Material Agreements Relating to the Merger–Voting Agreements.”

Indemnification and Insurance

        Pursuant to the merger agreement, Spansion has agreed that, after the effective time of the merger, it will (i) cause Saifun as the surviving entity to, fulfill and honor in all respects the obligations of Saifun pursuant to any existing indemnification and exculpation agreements between Saifun and each person who is or at any time prior to the effective time of the merger was an officer or director of Saifun or any of its subsidiaries; and (ii) allow Saifun to acquire, or alternatively Spansion has agreed to cause the surviving entity to maintain in effect, officers’ and directors’ liability insurance for seven years after the effective time of the merger. See “The Merger Agreement–Indemnification and Insurance.”

THE MERGER AGREEMENT

        This section describes material provisions of the merger agreement. Because the description of the merger agreement contained in this document is a summary, it does not contain all of the information that may be important to you. You should carefully read the entire copy of the merger agreement attached as Annex A to this document, which is incorporated into this document by reference, before you decide how to vote.

        The following summary description of the material provisions of the merger agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the merger agreement. A copy of the merger agreement is attached as Annex A to this document. However, you are cautioned that the following summary and the copy of the merger agreement included with this document are not intended to provide you with information concerning the condition (financial or otherwise) of any of the parties to the merger agreement. Specifically, although the merger agreement contains various representations and warranties of the parties, the assertions embodied in those representations and warranties were made for purposes of the merger agreement and closing conditions thereunder and are subject to qualifications and limitations agreed to by the respective parties in connection with negotiating the terms of the merger agreement (including exceptions to the representations and warranties that were set forth in schedules that are not included with this document). In addition, certain representations and warranties were made as of a specific date, may be subject to a contractual standard of materiality different from what might be viewed as material to Saifun shareholders, or may have been used for purposes of allocating risk between the respective parties rather than establishing matters of fact. Accordingly, you should not look to or rely on such representations and warranties for information about the parties to the merger agreement. Investors should read the merger agreement together with the other information concerning Spansion and Saifun that each company publicly files in reports and statements with the SEC, referred to in this document as the SEC.

Structure of the Merger

        The merger is being effected under Israeli law as an arrangement between Saifun and its shareholders. The merger agreement provides for the merger of Atlantic Star Merger Sub Ltd., a newly-formed and wholly-owned Israeli subsidiary of Spansion, with and into Saifun. After the merger, Saifun will become a wholly-owned subsidiary of Spansion.

Completion and Effectiveness of the Merger

        Subject to the receipt of the Israeli court approval and the satisfaction or waiver of the other conditions to the merger, the merger will be completed as promptly as practicable. The merger will become effective at a closing, which will take place at a time mutually designated by Spansion and Saifun, but not later than the second business day after the last of the conditions to completion of the merger is satisfied or waived.

Conversion of Saifun Ordinary Shares in the Merger

        Each Saifun ordinary share issued and outstanding immediately before the effective time of the merger, other than dormant shares, or shares that are owned by direct or indirect subsidiaries of Saifun, will convert into the right to receive 0.7429 of a share of common stock of Spansion in addition to the receipt by each Saifun shareholders of approximately $5.05 per share in cash (representing a distribution of a portion of Saifun’s existing cash) for each ordinary share of Saifun held by him. Notwithstanding the foregoing, according to the terms of the merger agreement, in the event that Spansion shall inform Saifun that it is necessary to effect a reduction in the exchange ratio, in order to ensure that a vote by Spansion’s stockholders is not required to authorize the merger agreement or to consummate the transactions contemplated by the merger agreement, the exchange ratio shall be reduced by an amount determined by Spansion, provided, that, such reduction shall not exceed 0.0191, and the total aggregate distributions of Saifun’s existing cash will be increased by $26,209.86 for every 0.0001 decrease in the exchange ratio, provided, that, such increase shall not exceed $5,006,083 in the aggregate.

        Spansion will not issue any fractional shares. Instead, you will receive a cash payment in lieu of any fractional share you would otherwise be entitled to receive in accordance with the terms of the merger agreement, as described below in “–Fractional Shares.”

Exchange Procedures

        You should not send share certificates with your proxy card and should not surrender share certificates prior to the completion of the merger and the receipt of a letter of transmittal. The exchange agent for the merger will mail out letters of transmittal as soon as reasonably practicable after the effective time of the merger, which will include instructions for surrender of your Saifun share certificates or delivery of Saifun ordinary shares held in book-entry form.

        All shares of Spansion Class A common stock to be issued pursuant to the merger will be deemed issued and outstanding as of the effective time of the merger. No dividends or other distributions with respect to shares of Spansion Class A common stock with a record date after the effective time of the merger will be paid in respect of Saifun shares until the Saifun share certificate is surrendered or Saifun shares held in book-entry form are properly surrendered, in each case in accordance with the exchange procedures set forth in the letter of transmittal.

Fractional Shares

        Spansion will not issue fractional shares in connection with the merger. If you would otherwise be entitled to receive a fraction of a share of Spansion Class A common stock (after aggregating all the fractional shares of Spansion Class A common stock that you would otherwise be entitled to receive), you will instead receive cash (rounded to the nearest whole cent), without interest, equal to that fractional amount multiplied by the average closing price as reported on The NASDAQ Global Select Market of one share of Spansion Class A common stock for the five (5) consecutive trading days ending on and including the second trading day immediately prior to the closing of the merger.

Transfer of Ownership and Lost Stock Certificates

        If your share certificate has been lost, stolen or destroyed, you will need to deliver an affidavit and an indemnity bond in an amount that Spansion or the exchange agent may reasonably request prior to receiving a Spansion stock certificate.

Saifun’s Representations and Warranties

        Saifun made a number of representations and warranties to, and solely for the benefit of, Spansion in the merger agreement. These representations and warranties include representations as to:

—	corporate organization, good standing and qualification to do business of Saifun and its subsidiaries;

—	Saifun’s subsidiaries;

—	the memorandum and articles of association of Saifun and its subsidiaries;

—	Saifun's capital structure;

—	authorization of the merger agreement by Saifun;

—	enforceability of the merger agreement;

—	the merger agreement not conflicting with the organizational documents or contracts of Saifun or its subsidiaries or applicable laws;

—	compliance with laws and regulatory matters by Saifun and its subsidiaries;

—	environmental matters relating to Saifun and its subsidiaries;

—	Saifun's and its subsidiaries' permits;

—	Saifun's filings with the SEC, including financial statements, and the accuracy of the information contained therein;

—	Saifun's compliance with the Sarbanes-Oxley Act of 2002 and related regulations;

—	no undisclosed liabilities of Saifun or its subsidiaries;

—	the absence of certain changes, events or a material adverse effect involving Saifun or its subsidiaries between December 31, 2006 and October 7, 2007;

—	litigation involving Saifun or its subsidiaries;

—	employee benefit plans, employment agreements and other employment matters of Saifun and its subsidiaries;

—	correctness of information supplied by Saifun for inclusion in this document;

—	no restriction on business activities;

—	Saifun's and its subsidiaries' properties;

—	taxes and tax matters relating to Saifun and its subsidiaries;

—	broker fees;

—	intellectual property matters involving Saifun and its subsidiaries;

—	Saifun's material contracts;

—	the receipt of a written opinion of Lehman Brothers with respect to the fairness, from a financial point of view, of the merger consideration to the holders of Saifun ordinary shares;

—	Saifun's board approval for the merger;

—	the inapplicability of statutes preventing the merger;

—	Saifun's governmental grants, incentives and subsidies, including its approved enterprise status and office of the chief scientist grants;

—	the absence of encryption technology or any other technology restricted under Israeli law;

—	absence of questionable payments;

—	Saifun's lack of material insider interests in its business;

—	privacy and data security;

—	the absence of acceleration, parachute payments or similar results under any employment plans of Saifun or its subsidiaries as an effect of the merger transaction; and

—	no tax actions preventing the merger transaction for qualifying as a reorganization.

Spansion’s and Atlantic Star Merger Sub’s Representations and Warranties

        Spansion and Atlantic Star Merger Sub made a number of representations and warranties to, and solely for the benefit of, Saifun in the merger agreement. These representations and warranties include representations as to:

—	corporate organization, good standing and qualification to do business of Spansion and Atlantic Star Merger Sub;

—	Spansion's and Atlantic Star Merger Sub's capital structure;

—	authorization of the merger agreement by Spansion and Atlantic Star Merger Sub;

—	enforceability of the merger agreement;

—	the merger not conflicting with the organizational documents or contracts of Spansion and Atlantic Star Merger Sub or applicable laws;

—	shares of Spansion Class A common stock to be issued pursuant to the merger;

—	compliance with laws and regulatory matters by Spansion and its subsidiaries;

—	Spansion's filings with the SEC, including financial statements, and the accuracy of the information contained therein;

—	Spansion's compliance with the Sarbanes-Oxley Act of 2002 and related regulations;

—	litigation involving Spansion or its subsidiaries;

—	information supplied by Spansion for inclusion in this document;

—	board approval of the merger by Atlantic Star Merger Sub;

—	the absence of material adverse effect involving Spansion or its subsidiaries between December 31, 2006 and October 7, 2007;

—	no tax actions preventing the merger transaction for qualifying as a reorganization;

—	merger sub formation solely for the merger transaction; and

—	Spansion’s ownership of Atlantic Star Merger Sub and Atlantic Star Merger Sub’s prior operations.

Saifun’s Conduct of Business Before Completion of the Merger

        Except as required by law or as otherwise contemplated by the merger agreement, Saifun has agreed that until the effective time of the merger, or unless Spansion consents in writing (and Spansion has agreed not to unreasonably delay its consent), Saifun’s and its subsidiaries’ business will be carried on in all material respects in the ordinary course consistent with past practice and Saifun and its subsidiaries will pay their material taxes when due and use commercially reasonable efforts to preserve intact their current business organizations, keep available the services of their current officers and key employees and preserve their relationships with persons having business dealings with them.

        In addition, Saifun has also agreed that until the effective time of the merger, except as required by law or as otherwise contemplated by the merger agreement, unless Spansion consents in writing (and Spansion has agreed not to unreasonably delay its consent), it will not, and none of its subsidiaries will, among other things (subject to specified exceptions):

—	waive any stock repurchase rights, accelerate, amend or change the period of exerciseability of any options, reprice any options or authorize cash payments in exchange for any options;

—	grant any severance or termination pay to any officer, employee or consultant, except pursuant to existing employment agreements or policies previously disclosed to Spansion;

—	adopt any new severance plan, agreement or policy or modify any existing severance plans, agreements or policies;

—	grant any equity-based compensation, except (i) pursuant to existing employment agreements or employment plans previously disclosed to Spansion, and (ii) for issuances of shares pursuant to outstanding options;

—	transfer or license to any third party or otherwise extend, amend or modify in any material respect any rights of any third party to Saifun intellectual property, or enter into any agreements or make other commitments or arrangements to grant, transfer or license to any party future intellectual property rights, other than non-exclusive licenses granted in the ordinary course of business consistent with past practices; provided that any such non-exclusive license providing for aggregate committed or reasonably expected consideration in excess of $500,000 over the term of such license shall require prior written notice to Spansion and provided, further, that in no event, despite Saifun’s past practices, shall Saifun or any of its subsidiaries: (i) license on an exclusive basis or sell or otherwise transfer (including any joint ownership interests), or offer to so exclusively license or sell (or otherwise transfer (including any joint ownership interests), any of its intellectual property that are used or held for use in the business of Saifun; or (ii) enter into any agreement limiting the right of Saifun or any of its subsidiaries to engage in any line of business or to compete with any party; (iii) grant “most favored nation” status or similar preferential terms to any third party; (iv) enter into any agreement or arrangement limiting the right of Saifun or any of its subsidiaries to use, sell, license, assign, transfer, convey, dispose of, or otherwise commercially exploit or enforce (including any non-asserts) its intellectual property; or (v) enter into any agreement or arrangement containing any provision requiring or purporting to require Spansion to grant to any third party any right to any intellectual property right owned by, or licensed to, Spansion;

—	declare, set aside or pay any dividends or make any other distributions in respect of any shares of Saifun’s capital stock, or split, combine or reclassify any shares of capital stock, except for the cash distribution contemplated upon closing of the merger transaction;

—	purchase, redeem or otherwise acquire any shares of capital stock of Saifun or any of its subsidiaries, or any options, warrants or other rights to acquire capital stock of Saifun or any of its subsidiaries, except in connection with (i) withholding to satisfy tax obligations with respect to Saifun share options, (ii) acquisitions without the payment of any consideration in connection with the forfeiture of equity awards or (iii) acquisitions in connection with the cashless exercise of Saifun share options, in each case subject to applicable legal requirements;

—	issue, deliver, sell, authorize or otherwise encumber any shares of its capital stock, except shares issuable upon the exercise of outstanding options;

—	cause, permit or propose any change to Saifun's memorandum and articles of association or its subsidiaries' organizational documents;

—	acquire by merger or consolidation, or by purchasing any equity interest in or a substantial portion of the assets of, or by any other manner, any other entity, or enter into any joint ventures, strategic partnerships or similar alliances;

—	(i) sell, lease, license, encumber, convey, assign, sublicense or otherwise dispose of or transfer any properties or assets or any interest therein; (ii) modify, amend or terminate any existing contract affecting the use, possession or operation of any properties or assets; or (iii) grant or otherwise create or consent to the creation of any lien, affecting any owned or leased real property or any part thereof;

—	incur any indebtedness for borrowed money or guarantee the indebtedness of another party, or issue or sell any debt securities or enter into any “keep well” or other agreement to maintain any financial statement condition;

—	make loans, advances or capital contributions, except deposits, prepayments and other credits to suppliers or accounts receivable, prepaid royalties or notes receivable from customers, in each case made in the ordinary course of business consistent with past practice;

—	adopt or amend any of its employment agreements and benefit plans or enter into any employment agreements or collective bargaining agreements (other than at-will offer letters with non-officer employees);

—	except as may be required by existing employment agreements or benefit plans previously disclosed to Spansion, commit or offer or agree to pay any special bonus or special remuneration;

—	except as may be required by existing employment agreements or benefit plans previously disclosed to Spansion or applicable legal requirements with respect to Saifun employees, commit to offer or increase the salaries or wage rates or benefits of (including rights to severance or indemnification) of its directors, officers, employees or consultants;

—	take any action to accelerate the vesting or payment, or fund or any other way secure payment of compensation or benefits under any employee plans, to the extent not already disclosed to Spansion;

—	change any actuarial or other assumptions used to calculate funding obligations with respect to any employee plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP;

—	forgive any loans to any of its directors, officers or employees;

—	pay, discharge or satisfy any material claim, liability or obligation other than in the ordinary course of business;

—	waive the benefits of or modify or terminate any confidentiality or "standstill" agreement;

—	settle any litigation, other than a settlement reimbursable from insurance, a settlement involving solely a cash payment of less than $100,000 and including a full release of Saifun and its subsidiaries;

—	modify or amend in any manner adverse to Saifun or its subsidiaries any material contracts, or waive, release or assign any material rights or claims thereunder;

—	revalue any of its assets or make any change in accounting methods, principles or practices, except as required by GAAP, or as required by governmental entities or the Financial Accounting Standards Board;

—	hire any employee at or above the director level, increase the net number of employees of Saifun and its subsidiaries (taken as a whole by more than 15 engineering or marketing employees or by more than 3 non-engineering or marketing employees) or intentionally cause or encourage more than a 2% reduction or intention to terminate employment in its engineering and/or marketing departments;

—	other than fees and expenses payable to Lehman Brothers in connection with the merger agreement, and fees and expenses payable to legal, accounting and other professional service advisors, make any individual or series of related payments outside of the ordinary course of business (including payments to legal, accounting or other professional service advisors) in excess of $200,000 in the aggregate;

—	Enter into any new contract or series of related contracts (other than any extension or renewal of any existing contract on substantially similar terms as the contract being extended or renewed) requiring Saifun or any of its subsidiaries to pay in excess of $50,000 over the term of such contract or series of related contracts or any other contract that would otherwise be material to Saifun;

—	make any material tax election inconsistent with existing tax elections, agree to pay, settle or compromise any material tax liability or consent to any extension or waiver of any limitation period with respect to taxes, or request, negotiate or agree to any material tax ruling or any tax ruling related to or which could reasonably be expected to delay the transactions (or assist any shareholder doing so) other than the tax rulings contemplated under the merger agreement;

—	apply for or receive any governmental or similar grant;

—	make any capital expenditures except as contemplated (both as to timing and amount) by the capital expenditure budgets provided to Spansion; or

—	commit or agree in writing to any of the above specified actions.

Spansion’s Conduct of Business Before Completion of the Merger

        Spansion has agreed that, until the effective time of the merger, or unless Saifun consents in writing (and Saifun has agreed not to unreasonably delay its consent), subject to specified exceptions, it will not, and none of its subsidiaries will:

—	declare, set aside or pay any dividend in respect of Spansion Class A common stock or redeem, repurchase or acquire any shares of capital stock;

—	be party to any complete or partial liquidation, dissolution or similar transaction involving Spansion;

—	acquire or agree to acquire any other entity by merger or consolidation or by purchasing the assets or equity (or a substantial portion of the assets or equity) of another entity or by any other manner, if the entering into an agreement relating to or the consummation ofthat transaction would reasonably be expected to material delay the consummation of the merger transaction;

—	Permit Atlantic Star Merger Sub to conduct any business or undertake any activities except as required to perform its obligations thereunder; or

—	commit or agree in writing to any of the above specified actions.

Court Approval

        The merger agreement provides that Saifun will, as promptly as practicable, submit to the district court of Tel Aviv-Jaffa a motion to approve the arrangement between Saifun and its shareholders in accordance with the terms of the merger agreement (including the approval by court of the cash distribution) and hold and convene a meeting of holders of Saifun ordinary shares to consider and vote upon the approval of the merger and merger agreement.

        Following the approval of the merger by Saifun shareholders, Saifun has agreed to move for the approval of the arrangement and the merger agreement by the Israeli court and the order of all actions to be taken in accordance with the merger agreement, and to ask the court to hold a hearing regardless of whether or not any objections to the merger are raised.

No Solicitation of Acquisition Proposals by Saifun

        The merger agreement provides that, except as described under “–Board Recommendation” and “–Termination of the Merger Agreement,” neither Saifun nor any of its subsidiaries will, and they will not authorize or knowingly permit any of their officers, directors, controlled affiliates or employees or any of their respective investment bankers, attorneys or other advisors or representatives to, directly or indirectly:

—	solicit, initiate, or take any action intended to encourage or induce the making, submission or announcement of any acquisition proposal;

—	engage or participate in any discussions or negotiations regarding, or furnish to any person information with respect to, or take any other action intended to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, an acquisition proposal;

—	approve, endorse or recommend any acquisition proposal; or

—	enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any acquisition proposal.

        Notwithstanding the foregoing restrictions, Saifun may, in response to an unsolicited acquisition proposal that is not withdrawn, engage or participate in discussions or negotiations with and furnish information to the party making that acquisition proposal if:

—	the Saifun board of directors, in good faith after consultation with Saifun’s financial advisors and outside legal counsel, concludes that the offer is or would reasonably be likely to result within twenty (20) business days in a superior proposal;

—	the Saifun board of directors determines in good faith after consultation with its outside legal counsel that such action is required in order for the Saifun board of directors to comply with its fiduciary obligations to Saifun shareholders under applicable legal requirements (which, for purposes of such section, shall be deemed to consist of Israeli legal requirements and in addition, in order to determine the appropriate standards that would apply to such fiduciary obligations, the board of directors of Saifun may also consider Delaware legal requirements);

—	prior to or concurrently with furnishing any such information to, or entering into discussions or negotiations with, such party, Saifun gives Spansion written notice of the identity of the person or group making the proposal and of Saifun’s intention to furnish information to, or enter into discussions or negotiations with, that party;

—	Saifun receives from that party an executed confidentiality agreement at least as restrictive as the confidentiality agreement between Spansion and Saifun; and

—	prior to or contemporaneously with furnishing that information to that party, Saifun furnishes the same information to Spansion to the extent it has not been previously furnished to Spansion.

        Under the merger agreement, an “acquisition proposal” is any offer or proposal for an “acquisition transaction,” which is a transaction or series of related transactions involving:

—	the acquisition by any person or group of a more than 20% interest in the total outstanding voting securities of Saifun, or any tender offer or exchange offer that if consummated would result in any person or group beneficially owning 20% or more of the total outstanding voting securities of Saifun;

—	a merger, consolidation, business combination, arrangement or similar transaction after which the shareholders of Saifun immediately preceding the transaction would hold less than 80% of the equity interest in the surviving or resulting entity of such transaction;

—	any sale, lease, exchange, transfer, license (other than in the ordinary course of business consistent with past practice), acquisition or disposition of more than 20% of the consolidated assets of Saifun and its subsidiaries (including any shares of share capital, partnership interests or similar ownership interests of Saifun’s subsidiaries) ; or

—	any liquidation, dissolution, recapitalization or other significant corporate reorganization of Saifun.

        Under the merger agreement, a “superior proposal” is any bona fide, unsolicited written acquisition proposal to acquire all (but not less than all) of the outstanding voting securities of Saifun:

—	which is not subject to any financing contingency (or contains a reverse break-up fee payable, among other circumstances, in the event of any failure to obtain any financing which effectively limits the acquiring party’s liability in the event that financing is not obtained)

—	with respect to which the Saifun board of directors shall have in good faith determined, taking into account the advice of Saifun’s financial advisors, that the acquiring party is reasonably capable of consummating the proposed acquisition transaction on the terms proposed and that receipt of all governmental and regulatory approvals required to consummate such proposed acquisition transaction is likely in a reasonable time period without significant condition or litigation; and

—	which the board of directors of Saifun shall have in good faith determined (taking into account the advice of Saifun’s financial advisors), taking into account all the terms and conditions of such acquisition proposal, is more favorable to the shareholders of Saifun, from a financial point of view (taking into account both long-term and short-term considerations), than the merger transaction with Spansion (taking into account any proposed modifications by Spansion in response thereto).

        Saifun has agreed, pursuant to the merger agreement, that it will promptly (and, in any event, within 48 hours) notify Spansion of:

—	any request for information in connection with, or that Saifun reasonably concludes would lead to, any acquisition proposal;

—	the receipt of any acquisition proposal or inquiry with respect to or which Saifun reasonably concludes would lead to an acquisition proposal;

—	the material terms and conditions of that request, acquisition proposal or inquiry; and

—	the identity of the person or group making the request, acquisition proposal or inquiry.

        Saifun has further agreed to provide Spansion with:

—	at least 48 hours prior written notice (or any lesser notice provided to the Saifun directors) of any meeting of the Saifun board of directors at which the directors are reasonably expected to consider an acquisition proposal; and

—	at least five (5) business days prior written notice (or any lesser notice provided to the Saifun directors) of any meeting of the Saifun board of directors at which the directors are reasonably expected to withdraw, amend, modify or change its recommendation in favor of the approval of the merger agreement with Spansion or recommend a superior proposal to its shareholders, together with copy of drafts of the definitive documentation relating to that superior proposal.

Board Recommendation

        The Saifun board of directors has recommended that Saifun shareholders approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, including the cash distribution, at the Saifun special general meeting. In the merger agreement, Saifun agreed that the Saifun board of directors may not withhold, withdraw, amend, modify or change that recommendation or recommend an acquisition proposal unless:

—	a superior proposal is made and not withdrawn;

—	neither Saifun nor any of its representatives shall have violated the no-solicitation covenants of Saifun in the merger agreement, other than immaterial violations not related to the relevant acquisition proposal, and Saifun is not then in material breach of the merger agreement;

—	the Saifun board of directors concludes in good faith, after consultation with its outside counsel, that, in light of that superior proposal, the withholding, withdrawal, amendment, modification or changing of its recommendation is required in order for the board to comply with its fiduciary obligations to Saifun shareholders under applicable legal requirement (which, for purposes of such section, shall be deemed to consist of Israeli legal requirements and in addition, in order to determine the appropriate standards that would apply to such fiduciary obligations, the board of directors of Saifun may also consider Delaware legal requirements);

—	Saifun gives Spansion at least five business days prior written notice of any meeting of its board of directors at which the board is reasonably expected to withdraw, amend, modify or change its recommendation in favor of the approval of the merger proposal or recommend a superior proposal to its shareholders, and together with such notice provide a copy of drafts of definitive documentation relating to such superior proposal; and

—	the merger agreement and the merger have not yet been approved by Saifun’s shareholders at the Saifun special general meeting;

Effect on Saifun Share Options

        At the effective time of the merger, each outstanding Saifun share option under Saifun’s share option plans and any existing non-plan options, whether vested or unvested, will be assumed by Spansion and converted into an option to purchase, on the same terms and conditions as were applicable under the Saifun share option or non-plan option agreement (other than as described below in this paragraph), a number of shares of Spansion Class A common stock equal to the product of the number of ordinary shares of Saifun that were issuable upon exercise of such options immediately prior to the effective time of the merger multiplied by 0.7429, rounded down to the nearest whole number of shares of Spansion Class A common Stock, with a per share exercise price for the shares of Spansion Class A common Stock issuable upon exercise of such option equal to the per-share exercise price of such Saifun share option immediately prior to the effective time of the merger divided by 0.7429, rounded up to the nearest whole cent (subject to adjustment in the event that Spansion shall inform Saifun that it is necessary to effect a reduction in the exchange ratio, in order to ensure that no vote by Spansion’s stockholders are necessary to authorize the merger agreement or for each of Spansion and Atlantic Star Merger Sub Ltd. to perform its obligations in the merger agreement or to consummate the merger transactions), provided that the adjustments set forth above shall be made after giving effect to the following additional adjustments: (i) in connection with the cash distribution, to be made immediately prior to the closing of the merger transaction each such outstanding Saifun share option will be adjusted so as to be solely exercisable (or to become exercisable in accordance with its terms) for that number of whole ordinary shares of Saifun equal to the product of the number of ordinary shares of Saifun that were issuable upon exercise of such option immediately prior to the cash distribution multiplied by the Cash Distribution Adjustment Ratio (as defined below), rounded down to the nearest whole number of ordinary shares of Saifun and; (ii) the per share exercise price for the ordinary shares of Saifun issuable upon exercise of such option will be equal to the quotient determined by dividing the exercise price per ordinary share of Saifun at which such option was exercisable immediately prior to the cash distribution by the Cash Distribution Adjustment Ratio, rounded up to the nearest whole cent. The “Cash Distribution Adjustment Ratio” shall be equal to (x) the closing sale price of one ordinary share of Saifun as reported on The NASDAQ Global Select Market for the trading day immediately prior to the making of the cash distribution, divided by (y) the difference of the closing sale price of one ordinary share of Saifun as reported on The NASDAQ Global Select Market for the trading day immediately prior to the making of the cash distribution less the per share cash distribution amount, i.e. $5.05.

        Spansion has agreed to file a registration statement on Form S-8 with respect to the shares of Spansion Class A common stock subject to Saifun share options within ten (10) business days of the effective time of the merger, to the extent that no registration statement is in effect covering those Spansion shares and those Spansion shares qualify for registration on Form S-8.

Employee Benefits

        Spansion has stated in the merger agreement that it intends, for one year after the effective time of the merger, to cause Saifun and its subsidiaries to arrange for each employee of Saifun who was participating in any of the Saifun employee plans immediately before the effective time of the merger to participate in benefit plans providing benefits (other than incentive or equity compensation) that are substantially equivalent in the aggregate to the benefits (other than incentive or equity compensation) provided under the existing Saifun employee plans in which such employees were participating before the effective time of the merger. To the extent applicable, participants in such counterpart plans shall receive full credit for years of service with any one or more of Saifun, any of Saifun’s subsidiaries and prior employers to the extent such service is taken into account under the Saifun’s employee plans and to the extent such service credit does not result in the duplication of benefits. To the extent applicable, Spansion and/or its subsidiaries shall use commercially reasonable efforts to give credit under those of its counterpart plans that are welfare benefit plans for all amounts credited toward deductibles and out-of-pocket maximums, and time accrued against applicable waiting periods, by employees in respect of the applicable plan year in which the effective time of the merger occurs.

Conditions to Completion of the Merger

        The obligations of Spansion and Saifun to complete the merger are subject to the satisfaction or waiver, at or prior to the effective time of the merger, of each of the following conditions:

—	the Israeli court must have approved the merger agreement, the merger and the other transactions contemplated by the merger agreement, including the cash distribution;

—	the shares of Spansion Class A common stock issuable to Saifun shareholders shall have been approved for listing on The NASDAQ Global Select Market;

—	no injunction, judgment, order, decree, statute, law, ordinance, rule or regulation, entered, enacted, promulgated, enforced or issued by any court or other governmental entity of competent jurisdiction or other similar legal restraint or prohibition shall be in effect, and there shall not be pending any suit, action or proceeding by any governmental entity, in each case in connection with the merger or any of the other transactions contemplated under the merger agreement, (i) preventing the consummation of the merger, (ii) prohibiting or limiting the ownership or operation by Saifun or Spansion and their respective subsidiaries of any material portion of the business or assets of Saifun or Spansion and their respective subsidiaries taken as a whole in a jurisdiction where such entity has substantial operations or from which it derives substantial revenues, or compelling Saifun or Spansion and their respective subsidiaries to dispose of or hold separate any material portion of the business or assets of Saifun or Spansion and their respective subsidiaries, taken as a whole in a jurisdiction where such entity has substantial operations or from which it derives substantial revenues, or (iii) which otherwise could reasonably be expected to have a material adverse effect on t Saifun or Spansion, as applicable.

—	approvals by the Israeli Office of the Chief Scientist and the Israeli Investment Center must have been obtained.

        Saifun’s obligation to complete the merger is also subject to the satisfaction or waiver by Saifun at or prior to the effective time of the merger of the following conditions:

—	the representations and warranties of Spansion and Atlantic Star Merger Sub set forth in the merger agreement must be true and correct as of the date of the merger agreement and as of the effective time of the merger, unless the failure of those representations or warranties to be so true and correct (without giving effect to materiality or material adverse effect qualifiers) does not have, and would not reasonably be expected to have, a material adverse effect on Spansion (subject to certain exceptions);

—	Spansion and Atlantic Star Merger Sub must have performed in all material respects all obligations required to be performed by them under the merger agreement at or prior to the closing date;

—	between the date of the merger agreement and the closing date of the merger there must not have been any material adverse change in Spansion that has not been cured by the closing date;

—	Saifun must have received a certificate signed on behalf of Spansion acknowledging certain of the above conditions; and

—	the tax ruling confirming that the obligation Dr. Boaz Eitan and his affiliated entities to pay capital gains tax on the exchange of the ordinary shares of Saifun for common stock of Spansion will qualify for deferral in accordance with the provisions of Section 104H of the Israeli Tax Ordinance will be obtained subject to certain conditions as set forth in the merger agreement.

        Spansion’s and Atlantic Star Merger Sub’s obligation to complete the merger is also subject to the satisfaction or waiver by Spansion at or prior to the effective time of the merger of the following conditions:

—	the representations and warranties of Saifun set forth in the merger agreement must be true and correct as of the date of the merger agreement and as of effective time of the merger, unless the failure of those representations or warranties to be so true and correct (without giving effect to materiality or material adverse effect qualifiers) does not have, and would not reasonably be expected to have a material adverse effect on Saifun (subject to certain exceptions);

—	Saifun must have performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing date;

—	between the date of the merger agreement and the closing date of the merger there must not have been any material adverse change in Saifun that has not been cured by the closing date;

—	signing of retention and non-competition agreement by Ron Eliyahu, Vice President of Research & Development;

—	obtaining consents from counter parties to certain contracts listed in the disclosure letter delivered in connection with the merger agreement;

—	neither Spansion nor Saifun shall have received any written or oral indication from the Investment Center or the Israeli income tax authorities to the effect that the consummation of the merger will materially jeopardize or adversely affect the tax status and benefits of Saifun, including its approved enterprise tax status and its status as an industrial company;

—	if approval of the Israeli Commissioner of Restrictive Trade Practices is required in order to effect the merger transactions, such approval shall have been obtained without any conditions (other than a response with standard conditions) or, alternatively, the waiting period prescribed under the Restrictive Trade Practices Act, 1988, including any extensions thereof, shall have expired without receipt of a response from the Israeli Commissioner of Restrictive Trade Practices;

—	the cash distribution tax ruling confirming that the distribution of funds transferred from Saifun (BVI) Limited to Saifun to the holders of ordinary shares of Saifun will either (x) not be subject to Israeli withholding requirements or (y) be subject to Israeli withholding requirements as will be set out in the ruling shall have been obtained from the ITA, and the characterization by the ITA of the cash distribution shall not reasonably be expected to result in any negative impact to Saifun or Spansion other than any reduction in equity inherent in the cash distribution.

—	resignation of all of Saifun's existing directors from its board to be effective on the effective date of the merger; and

—	Spansion must have received a certificate signed on behalf of Saifun by Saifun’s chief executive officer acknowledging certain of the above conditions.

Determination of Material Adverse Effect and Material Adverse Change

        Under the terms of the merger agreement, a “material adverse effect” or “material adverse change” in relation to Spansion or Saifun means any change, effect, event, occurrence, condition or development that is or is reasonably likely to be materially adverse to the business, assets (including intangible assets), properties, results of operations or condition (financial or otherwise) of such party and its subsidiaries, taken as a whole, or prevents or materially delays the consummation of the merger or the cash distribution, other than any change, effect, event, occurrence, condition or development relating to:

—	general economic conditions (and not having a materially disproportionate effect on such party relative to other industry participants),

—	the industry in which such party operates in general, including changes in legal requirements or generally accepted accounting principles or accounting standards generally applicable to participants in such industry (and not having a materially disproportionate effect on such party relative to other industry participants),

—	any declaration of war by or against, or an escalation of hostilities involving, or an act of terrorism against, any country where such party or its major sources of supply have substantial operations or where such party derives substantial revenues (and not having a materially disproportionate effect on such party relative to others having substantial operations in or deriving substantial revenues from such country),

—	the impact of the announcement or pendency of the merger agreement or the consummation of the merger or the other transactions contemplated by the merger agreement, including the cash distribution, on relationships, contractual or otherwise, with customers, suppliers, distributors or partners,

—	the failure by such party to meet internal projections or forecasts, analyst expectations or publicly announced earnings or revenue projections, or decreases in such party’s stock price (including as a result of a failure to meet such projections, forecasts or analyst expectations), in and of itself, or

—	any claim or litigation arising from allegations of breach of fiduciary duty with respect to Saifun or Spansion relating to the merger agreement, the merger or the other transactions contemplated under the merger agreement, including the cash distribution.

Waiver and Amendment of the Merger Agreement

        Subject to applicable law, the merger agreement may be amended at any time by execution of an instrument in writing signed by each of Spansion and Saifun.

        At any time prior to the effective time of the merger, either party may extend the time of performance, waive any inaccuracies in the representations and warranties of the other party or waive any compliance by the other party with any agreements or conditions in the merger agreement by a writing signed on behalf of the waiving party.

Termination of the Merger Agreement

        The merger agreement may be terminated at any time prior to the effective time of the merger, whether before or after approval by the shareholders of Saifun, by either Spansion or Saifun if:

—	Saifun and Spansion mutually agree in writing;

—	the merger has not been consummated by April 30, 2008, unless such failure to be consummated by such date resulted from breach by such party of the merger agreement;

—	an injunction, judgment, order, decree, statute, law, ordinance, rule or regulation is entered, enacted, promulgated, enforced or issued by any court or other governmental entity and becomes final and non-appealable having the effect of (i) preventing the consummation of the merger, (ii) prohibiting or limiting the ownership or operation by Saifun or Spansion and their respective subsidiaries of any material portion of the business or assets of Saifun or Spansion and their respective subsidiaries taken as a whole in a jurisdiction where such entity has substantial operations or from which it derives substantial revenues, or compelling Saifun or Spansion and their respective subsidiaries to dispose of or hold separate any material portion of the business or assets of Saifun or Spansion and their respective subsidiaries, taken as a whole in a jurisdiction where such entity has substantial operations or from which it derives substantial revenues, or (iii) which otherwise could reasonably be expected to have a material adverse effect on Saifun or Spansion, as applicable; or

—	the required approval of Saifun’s shareholders has not been obtained at the special general meeting.

        In addition, the merger agreement may be terminated by Saifun at any time prior to the effective time of the merger, whether before or after approval by Saifun shareholders:

—	if there has been a breach of any representation, warranty, covenant or agreement by Spansion or Atlantic Star Merger Sub, or if any representation or warranty of Spansion or Atlantic Star Merger Sub shall have become untrue, such that the corresponding condition would not be satisfied, provided, that if such inaccuracy or breach is curable by Spansion or Atlantic Star Merger Sub through the exercise of its commercially reasonable efforts, then Saifun may not terminate the merger agreement for thirty (30) days after delivery of written notice to Spansion or Atlantic Star Merger Sub of such breach, provided Spansion or Atlantic Star Merger Sub continues to exercise commercially reasonable efforts to cure such breach or inaccuracy;

—	if after the date of the merger agreement a material adverse effect has occurred with respect to Spansion; provided, that if such material adverse effect is curable by Spansion through the exercise of its commercially reasonable efforts, then Saifun may not terminate the merger agreement for thirty (30) days after delivery of written notice to Spansion of such material adverse effect, provided Spansion continues to exercise commercially reasonable efforts to cure such material adverse effect; or

—	to enter into a binding definitive agreement providing for a superior proposal, but only if:

š	the Saifun board of directors has determined in good faith after consultation with its outside legal counsel that entering into that agreement is required in order for it to comply with its fiduciary obligations to Saifun’s shareholders;

š	Saifun shall have given Spansion at least five (5) business days prior written notice of its intention to enter into such agreement, and during such period Saifun shall give Spansion the opportunity to meet with Saifun to suggest such modifications to the terms of the merger agreement that Spansion may deem advisable;

š	immediately prior to or simultaneously with such termination, Saifun pays Spansion the termination fee; and

š	substantially concurrently with termination, Saifun enters into the definitive agreement providing for a superior proposal.

        In addition, the merger agreement may be terminated by Spansion at any time prior to the effective time of the merger if:

—	the Israeli court shall have denied or rejected the motion for the merger approval.

—	if there has been a breach of any representation, warranty, covenant or agreement by Saifun, or if any representation or warranty of Saifun shall have become untrue such that the corresponding condition would not be satisfied, provided, that if such inaccuracy or breach is curable by Saifun through the exercise of its commercially reasonable efforts, then Spansion may not terminate the merger agreement for thirty (30) days after delivery of written notice to Saifun of such breach, provided Saifun continues to exercise commercially reasonable efforts to cure such breach or inaccuracy;

—	if after the date of the merger agreement a material adverse effect has occurred with respect to Saifun; provided, that if such material adverse effect is curable by Saifun through the exercise of its commercially reasonable efforts, then Spansion may not terminate the merger agreement for thirty (30) days after delivery of written notice to Saifun of such material adverse effect, provided Saifun continues to exercise commercially reasonable efforts to cure such material adverse effect; or

—	any of the following "triggering events" takes place:

š	the Saifun board of directors or any committee of the board for any reason withdraws or amends or modifies in a manner adverse to Spansion its recommendation in favor of approval of the merger agreement or the merger;

š	Saifun fails to include in this document the recommendation of the Saifun board of directors in favor of the approval of the merger agreement or the merger;

š	the Saifun board of directors or any committee of the board approves, endorses or recommends any acquisition proposal;

š	Saifun materially breaches the non-solicitation provisions of the merger agreement;

š	Saifun enters into any letter of intent or similar document or any agreement, contract or commitment accepting any acquisition proposal;

š	any person or “group” (as defined in Section 13(d) of the Exchange Act) shall have acquired or purchased from Saifun or from any officer or director of Saifun or any of Dr. Boaz Eitan or his affiliated entities more than a 15% interest in the total outstanding voting securities of Saifun or any of its subsidiaries; or

š	a tender or exchange offer relating to securities of Saifun has been commenced by a person unaffiliated with Spansion and Saifun does not send to its security holders, within ten (10) business days after the tender or exchange offer is first commenced a statement disclosing that Saifun recommends rejection of the tender or exchange offer.

Termination Fee

        Saifun has agreed to pay Spansion a termination fee equal to $8 million if:

—	Saifun terminates the merger agreement to enter into a binding definitive agreement for a superior proposal; or

—	Spansion terminates the merger agreement as a result of a triggering event described under “–Termination of the Merger Agreement.”

        Saifun has also agreed to pay to Spansion a termination fee equal to $8 million if:

—	the merger agreement is terminated due to a failure to consummate the merger before the end date (as it may be extended), a failure to obtain the required Saifun shareholder approval or court approval, or breach by Saifun of its covenants or its representations and warranties;

—	after the date of the merger agreement and prior to its termination an acquisition proposal shall have been made known to Saifun or shall have been publicly made directly to the shareholders of Saifun or shall have otherwise become publicly known or any person shall have publicly announced an intention (whether or not conditional) to make an acquisition proposal; and

—	Saifun or any of its subsidiaries enters into any letter of intent or similar document or any written contract (other than a confidentiality agreement) providing for such or any other acquisition proposal or consummates such or any other acquisition proposal within twelve (12) months of such termination (in each case, changing the 20% and 80% amounts referred to in the definition of “acquisition transaction” above under “–No Solicitation of Acquisition Proposals by Saifun” to 50%).

        The termination fee described above is to be paid concurrently with the consummation of the transaction contemplated by such letter of intent or similar document or other written contract, or consummation of the acquisition proposal, described in the third bullet point above.

        Saifun has also agreed to pay to Spansion an amount equal to the aggregate amount of fees and expenses incurred by Spansion in connection with the merger agreement in an amount not to exceed $2 million if the merger agreement is terminated due to a failure to obtain the required shareholder approval as described above, provided that, any such expenses paid by Saifun to Spansion shall be credited against any subsequent payment by Saifun to Spansion of the termination fee as detailed above.

Indemnification and Insurance

        Spansion has agreed to, and cause Saifun as the surviving entity to, fulfill and honor in all respects the obligations of Saifun pursuant to any existing indemnification and exculpation agreements between Saifun and each person who is or at any time prior to the effective time of the merger was an officer or director of Saifun or any of its subsidiaries, and any indemnification and exculpation provisions under Saifun’s Articles of Association as in effect on the date of the merger agreement including with respect to matters, acts or omissions occurring in connection with the approval of or entering into the merger agreement or the consummation of the transactions, including without limitation the merger and the cash distribution..

        Spansion has agreed to allow Saifun to acquire, or alternatively Spansion has agreed to cause the surviving entity to maintain in effect, officers’ and directors’ liability insurance for seven years after the effective time of the merger in an amount and scope no less favorable to the indemnified parties than Saifun’s current policy of officer’s and directors’ liability insurance, subject to certain limitations.

Cooperation

        Spansion and Saifun have agreed to use their reasonable best efforts and cause their respective counsel, advisors and accountants to coordinate all activities, to complete the transactions contemplated by the merger agreement.

OTHER MATERIAL AGREEMENTS RELATING TO THE MERGER

Voting Agreements

Saifun Shares

        Contemporaneously with the execution and delivery of the merger agreement, Dr. Boaz Eitan and his affiliated entities, holding as of the record date approximately 35% of the outstanding Saifun ordinary shares, entered into a voting agreement with Spansion. The shares covered by the voting agreements are referred to in this document as the “subject Saifun shares.”

        The following is a summary description of the voting agreement. The form of voting agreement is attached as Annex D to this document, which is hereby incorporated into this document by reference.

Agreement to Vote and Proxy

        Dr. Boaz Eitan and his affiliated entities agreed to vote the subject Saifun shares at the Saifun special general meeting:

—	in favor of the merger, the merger agreement and the other transactions contemplated by the merger agreement, including the cash distribution;

—	against any action or agreement that would compete with, or materially impede, or interfere with or that would reasonably be expected to discourage the merger or the other transactions contemplated by the merger agreement; or inhibit the timely consummation of the merger or the other transactions contemplated by the merger agreement; and

—	except for the merger contemplated by the merger agreement, against approval of any acquisition proposal or merger, consolidation, business combination, reorganization, recapitalization, liquidation or sale or transfer of material assets of Saifun or its subsidiaries.

        Dr. Boaz Eitan and his affiliated entities also agreed to grant to Spansion a proxy and appointed certain Spansion officers as their proxy to vote the subject Saifun shares on any of the foregoing matters at the Saifun special general meeting.

Restrictions

        Dr. Boaz Eitan and his affiliated entities have agreed that they will not:

—	solicit, initiate, or take an action intended to encourage or induce the making, submission or announcement of any acquisition proposal;

—	take any action intended to, directly or indirectly, encourage, or initiate or cooperate in, a shareholders’ vote or action by consent of Saifun shareholders in opposition to or in competition with the consummation of the merger or the other transactions contemplated by the merger agreement; or

—	become a member of a group with respect to any voting securities of Saifun for the purpose of opposing or competing with the consummation of the merger or the other transactions contemplated by the merger agreement.

        Dr. Boaz Eitan and his affiliated entities also agreed to certain restrictions on the transfer of their subject Saifun shares.

        The foregoing restrictions shall not be construed to prevent or otherwise affect any action taken by any such individual in his or her capacity as a director and/or officer of Saifun or any of its subsidiaries or from fulfilling his or her obligations as an officer of Saifun, including the performance of obligations required by the fiduciary duties of such individual acting solely in his or her capacity as an officer or director of Saifun.

Profit

        Dr. Boaz Eitan and his affiliated entities have also agreed to pay Spansion 50% of the aggregate profit they receive for their subject Saifun shares in any acquisition transaction with a person other than Spansion if the merger agreement is terminated:

—	by either party due to a failure to close by the end date, by either party due to a failure of the Saifun shareholders to approve the merger, by Spansion if the applicable court shall have denied or rejected the motion for the court approval, by Spansion due to a breach of Saifun’s representation, warranty, covenants or agreement, and in each case a termination fee becomes payable pursuant to the merger agreement as described under “–Termination Fee”; or

—	by Saifun to enter into a binding definitive agreement providing for a superior proposal or by Spansion due to a triggering event, and in either case (i) a termination fee becomes payable pursuant to the merger agreement as described under “–Termination Fee”; and (ii) within 12 months Saifun consummates an acquisition transaction with a person other than Spansion.

        “Profit” means the excess of the current market value attributable to each Saifun ordinary share in the alternative acquisition transaction over the product of (i) (A) the closing sale price of shares of Spansion Class A common stock on the date of termination of the merger agreement multiplied by (B) the exchange ratio, plus (ii) the per share cash distribution amount (i.e. approx. $5.05). Any such payment to Spansion will be in the same form and the same proportion as the consideration received by the Saifun shareholder in the acquisition transaction, and the value of any non-cash consideration shall be its Current Market Value. The “Current Market Value” shall equal (x) with respect to securities traded on any national securities exchange or by any registered securities association, a value based on the closing sale price or asked price for such securities on their principal trading market on the date of termination, and (y) with respect to other consideration, the value ascribed to such consideration by the proponent of such acquisition transaction, or if no such value is ascribed, a value determined in good faith by the Board of Directors of Spansion.

Lock-Up Agreement

        Concurrently with execution of the merger agreement, Dr. Boaz Eitan and his affiliated entities entered into a Lock-Up Agreement with Spansion (the “Lock-Up Agreement”) pursuant to which they agreed not to sell the Spansion shares they receive as a result of the merger, subject to specified exceptions, for a period ending on the date that is two years after the completion of the merger, subject to the exceptions that (ii) they may sell 50% of the aggregate Spansion shares they receive in the merger after one year; (ii) they may make certain transfers as gifts, assuming certain conditions are met.

Affiliate Agreements

        Concurrently with execution of the merger agreement, Dr. Boaz Eitan and his affiliated entities entered into Affiliate Agreements (the “Affiliate Agreements”) pursuant to which such affiliates agreed not to make any sale, transfer or other disposition of Spansion securities that they receive as a result of the merger in violation of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

Retention and Non-Competition Agreements

        Concurrently with the execution of the merger agreement, Dr. Boaz Eitan, the chairman of the board and chief executive officer of Saifun, Eduardo Maayan, Executive Vice President of Business Development of Saifun and Igal Shany, chief financial officer of Saifun has entered into an retention and non-competition agreements with Spansion pursuant to which they agreed to continue to be employed by Saifun after completion of the merger. Ron Eliyahu, Vice President of Research & Development is required to enter into similar retention and non-competition agreement prior to the closing of the merger. According to these agreements, each executive officer agreed not to compete against the surviving entity in any business in which Saifun engaged before the closing for a period of two years after his employment is terminated with Saifun. See “Interests of Certain Persons in the Merger–Consulting and Employment Agreements.”

DESCRIPTION OF SPANSION CLASS A COMMON STOCK

        The description of the material terms of the Spansion Class A common stock contained in the Registration Statement on Form 8-A filed by Spansion with the SEC on December 13, 2005, and any subsequent updates, are incorporated into this document by reference. As of September 30, 2007, there were 135,124,063 shares of Spansion Class A Common Stock and 1 share of Spansion Class C Common Stock issued and outstanding.

Transfer Agent and Registrar

        The transfer agent and registrar for the Spansion Class A common stock is Computershare Investor Services LLC.

COMPARISON OF STOCKHOLDER RIGHTS

        Spansion is incorporated under the laws of the State of Delaware. Saifun is incorporated under the laws of the State of Israel. If the merger is completed, Saifun shareholders will exchange their Saifun ordinary shares for shares of Spansion Class A common stock (with a cash payment in lieu of fractional shares, if any), which trades on The NASDAQ Global Select Market. The following is a summary comparison of material differences between the rights of a Spansion stockholder and a Saifun shareholder arising from the differences between the laws of the State of Delaware and of the State of Israel and the governing documents of the respective companies.

        The following summary does not purport to be a complete statement of the rights of holders of shares of Spansion Class A common stock under the applicable provisions of Delaware law and Spansion’s certificate of incorporation and bylaws, or the rights of holders of Saifun ordinary shares under the applicable provisions of the Israeli Companies Law and Saifun’s memorandum of association and articles of association, or a complete description of the specific provisions referred to in this summary. This summary contains a list of the material differences but is not meant to be relied upon as an exhaustive list or a detailed description of the provisions discussed and is qualified in its entirety by reference to the laws of Delaware, the United States and Israel, Spansion’s certificate of incorporation and bylaws, and Saifun’s memorandum of association and articles of association.

        Copies of the governing corporate documents of Spansion and Saifun are available, without charge, to any person, including any beneficial owner to whom this document is delivered, by following the instructions under “Where You Can Find More Information.”

Summary of Material Differences Between the Rights of Spansion Stockholders and the Rights of Saifun's Shareholders

Spansion Stockholder Rights	Saifun Shareholder Rights

Number of Directors	The Delaware General Corporation Law, or the DGCL, permits the certificate of incorporation or the bylaws of a corporation to contain provisions governing the number and terms of directors.

Spansion's bylaws and certificate of incorporation provide that there shall be no less than three no more than nine directors, with the then authorized number of directors being fixed by the board. The authorized number of Spansion directors is currently eight (8) and will be increased by one prior to closing to add Dr. Boaz Eitan.	Under the Israeli Companies Law, a public company must have at least two statutory external directors. Under Saifun's articles of association there must be at least four and not more than nine directors on the Board of Directors. Saifun's Board of Directors currently consists of seven directors (including the two statutory external directors).

Election of Directors	Directors are elected at an annual meeting of stockholders at which a quorum is present by a plurality vote.	Directors are elected at an annual meeting of the shareholders, at which a quorum is present, by a majority of the participating votes cast by holders of shares present or represented by proxy.

Spansion Stockholder Rights	Saifun Shareholder Rights

Spansion's certificate of incorporation and bylaws provide that every stockholder entitled to vote shall vote together as a single class and shall be entitled to one vote for each share of common stock held by such stockholder except that the holders of Class C common stock, acting as a separate class, shall be entitled to vote for one director so long as the aggregate ownership interest of the holders of Class C common stock does not fall below 10%.	A qualified majority at a general meeting of shareholders elects the statutory external directors. The votes' cast in favor of the election of the statutory external directors must include at least one-third of the votes cast by shareholders who are not controlling shareholders of Saifun (not including abstentions). Alternatively, the election of the statutory external directors is also valid if the votes cast against the election of the statutory external directors by shareholders who are not controlling shareholders of Saifun do not exceed 1% of Saifun's total voting power.

Term and Classes of Directors	Spansion's board of directors is divided into three classes, which shall be as nearly equal in number as possible. The term of office of one such class expires each year, with each director of each class serving a three year term. Each director serves until the stockholder meeting held on the third anniversary of the beginning of his or her term and until his or her successor is elected and qualified.	Saifun's Board of Directors is classified into three classes. Each director serves until the annual meeting held in the third year following the year of his election and until his successors has been duly elected and qualified, except that pursuant to the Israeli Companies Law, statutory external directors are appointed for a term of three years, which may be extended for one additional term of three years. Pursuant to recently adopted regulations, statutory external directors of a NASDAQ-listed Israeli company may be re-elected for additional periods of up to three years each (beyond the first two three-year periods), subject to certain conditions, including the disclosure of the reasons of the Audit Committee and Board of Directors for the proposed reelection for the additional period to the general meeting of shareholders prior to the shareholder vote on the proposed reelection.

Removal of Directors	The DGCL and Spansion's bylaws provide that a director or directors may be removed, with or without cause, by the holders of a majority in voting power of the shares then entitled to vote on the election of directors.	Directors, other than the statutory external directors, may be removed from office only upon: (a) resignation, (b) the vote of the shareholders at a general meeting, (c) conviction of certain offenses, (d) a court order, (e) bankruptcy, winding-up or liquidation, (f) death, or (g) legal incompetence.

Statutory external directors may only be removed in accordance with the relevant provisions of the Israeli Companies Law.

Spansion Stockholder Rights	Saifun Shareholder Rights

Vacancies on the Board	Under the DGCL, unless otherwise provided in the certificate of incorporation or the bylaws, vacancies on a board of directors and newly created directorships resulting from an increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by the sole remaining director. In addition, under the DGCL, if, at the time of the filling of any vacancy or newly created directorship, the directors in office constitute less than a majority of the whole board of directors (as constituted immediately before any such increase), the Delaware Court of Chancery may, upon application of any stockholder or stockholders holding at least ten percent of the total number of outstanding shares entitled to vote for such directors, summarily order an election to fill any vacancy or newly created directorship, or replace the directors chosen by the directors then in office.

The bylaws of Spansion provide that vacancies on the board of directors created by an increase in the number of directors will be filled by a majority vote of the directors then remaining in office. A director removed for cause by the stockholders will be filled by the stockholders. Any successor elected to fill a vacancy will serve until the end of the term held by his or her predecessor.	Any vacancy in the Board of Directors, however occurring, may be filled by a vote of a simple majority of the Directors then in office, even if less than a quorum, provided that the total number of directors shall not exceed the maximum permitted numbers of the board. A Director elected to fill a vacancy shall be elected to hold office until the next Annual General Meeting, and may be removed from the Board of Directors by a vote of simple majority of the Directors then in office before such Annual General Meeting has convened.

Board Quorum & Vote Requirements	At any meeting of Spansion's board of directors, the presence of a majority of the entire board of directors constitutes a quorum for the transaction of business. The vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the board of directors.	The quorum required for a session of Saifun's's Board of Directors is the majority of the members of the board then serving in office, but no less than two directors. Except as otherwise required by the Israeli Companies Law or Saifun's articles of association, a resolution is adopted if approved by a majority of the directors present at any meeting at which a quorum is present.

Spansion Stockholder Rights	Saifun Shareholder Rights

Action of the Board of Directors Without a Meeting	Any action required or permitted to be taken at a meeting of Spansion's board of directors may be taken without a meeting if a consent in writing, setting forth the action to be taken and signed by all of the directors is filed in the minutes of the proceedings of Spansion's board of directors.	A resolution may be adopted by the Board of Directors without convening a meeting, provided, however, that all directors then in office and lawfully entitled to vote thereon have given their consent not to convene a meeting for such resolution.

Approval of Certain Transactions and Matters	Under the DGCL, a merger, consolidation or sale of all or substantially all of a corporation's assets must be approved by the board of directors and adopted by a majority of the outstanding shares of the corporation entitled to vote, subject to certain exceptions for mergers with wholly-owned subsidiaries of a corporation or a sale, lease or exchange of property to a corporation's subsidiary. However, unless required by its certificate of incorporation, approval is not required by the holders of the outstanding shares of a constituent corporation surviving a merger if:	Subject to certain exceptions, the Israeli Companies Law provides that in order to approve the merger, the approval of the Board of Directors, as well as the vote of a majority of the shareholders present (in person or by proxy) and voting (not including abstentions) who hold together at least 75% of the ordinary shares represented at special general meeting approve the merger agreement and the merger, is required.
—	the merger agreement does not amend in any respect its certificate of incorporation;
—	each share of the corporation outstanding prior to the merger will be an identical share following the merger; and
—	the merger will not result in the issuance of shares exceeding 20 percent of the common shares of the corporation outstanding immediately prior to the merger.

Spansion Stockholder Rights	Saifun Shareholder Rights

Shareholder Meetings	The DGCL provides that, unless directors are elected by written consent in lieu of an annual meeting, an annual meeting of stockholders will be held for the election of directors on a date and at a time designated by or in the manner provided in the bylaws of the corporation. Any other proper business may also be transacted at the annual meeting. The DGCL also generally requires notices of annual meetings to be sent to all stockholders of record entitled to vote at the meeting not less than ten nor more than sixty (60) days before the date of the meeting.

The DGCL also provides that if, for a period of thirty (30) days after the date designated by the bylaws for the annual meeting of stockholders, or, if no date has been designated, for a period of thirteen (13) months after the latest to occur of the organization of the corporation, its last annual meeting or the last action by written consent to elect directors in lieu of an annual meeting, there is a failure to hold an annual meeting or to take action by written consent to elect directors in lieu of an annual meeting, the Delaware Court of Chancery may summarily order a meeting to be held upon the application of any stockholder or director.

The bylaws of Spansion provide that an annual meeting of the stockholders for the election of directors and for the transaction of such other business will be held at such date, time and place as may be designated by the board of directors from time to time.

The DGCL provides that a special meeting of stockholders may be called by the board of directors or by any persons authorized in the certificate of incorporation or bylaws of the corporation. The notice to stockholders of the meeting must include the purpose or purposes for which the meeting is called.

The certificate of incorporation and bylaws of Spansion provide that special meetings of the stockholders may be called by the chairman and the chairman will call a meeting if requested by any Class C director or a majority of the board of directors. Written notice of a special meeting must be delivered to all stockholders entitled to vote not less than ten (10) days and not more than sixty (60) days before the date of the meeting, and shall specify the purpose of the meeting.	The annual meeting of Saifun's shareholders is held once in every calendar year at such time and place as determined by the Board of Directors, but no later than fifteen (15) months after the last annual meeting.

Under the Israeli Companies Law and Saifun's Articles of Association, special general meetings of Saifun's shareholders may be called by the Board of Directors or at the request of (a) two directors, (b) one-quarter of the directors in office, (c) shareholder(s) holding at least five percent (5%) of the outstanding shares of Saifun and at least one percent of Saifun's voting rights, or (d) shareholder(s) holding at least five percent (5%) of Saifun's voting rights. Notice of the special general meeting stating the agenda and proposed resolutions must be delivered to shareholders of record and published within twenty-one (21) days of the date of request and at least twenty-one (21) days prior to the special general meeting.

Pursuant to a recent amendment to the Companies Regulations (Notice of General Meeting and Class Meeting in a Public Company), 5760-2000, in the event that the agenda for the meeting includes certain proposed resolutions (for example, the appointment or dismissal of directors, the approval of a merger or transactions with a controlling shareholder), notice of the meeting must be published in at least two daily newspapers at least thirty-five (35) days prior to the meeting.

The chairman of a shareholders' meeting is, generally, the chairman of the Board of Directors. Any business to be conducted at a meeting of the shareholders must be specifically identified in the notice of the meeting.

In addition, subject to the Israeli Companies Law, Saifun's Board of Directors may include a subject requested to be included in the agenda of a general meeting. Each such request is also required to set forth other information relating to the shareholder making the request, the shareholder's interest in the matter or relationship with the person that is the subject of the request and any other information reasonably requested by the Board of Directors.

Spansion Stockholder Rights	Saifun Shareholder Rights

Quorum Requirements	The DGCL provides that except as otherwise required by law or the certificate of incorporation or the bylaws, a majority of the outstanding shares entitled to vote, present in person or represented by proxy, shall constitute a quorum.	The presence in person or by proxy of two or more shareholders who jointly hold 33.3% or more of Saifun's voting rights at a shareholders meeting constitutes a quorum for the transaction of business at such meeting. If no quorum is present within half an hour after the time set for the meeting, whether an annual or special general meeting, the meeting shall be adjourned to one week from that date, or to a later date, if such date is specified in the notice for the meeting. At such adjourned meeting any two shareholders present in person or by proxy who jointly hold 20% or more of Saifun's voting rights shall constitute a quorum. If no quorum is present within half an hour after the time set for the adjourned meeting, any two shareholders shall constitute a quorum.

Action of Shareholders by Written Consent	The DGCL provides that, unless otherwise provided in the certificate of incorporation of the corporation, any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a written consent or consents setting forth the action taken is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote upon such action were present and voted.

The bylaws and certificate of incorporation of Spansion only allow the stockholders to take action at a meeting of the stockholders and do not allow the stockholders to take action by written consent except that the holders of the Class C common stock may take any action by written consent in lieu of a meeting.	The Israeli Companies Law does not provide for an action of shareholders of a public company by written consent in lieu of a meeting.

Spansion Stockholder Rights	Saifun Shareholder Rights

Amendment of Certificate of Incorporation, Memorandum of Association	Under the DGCL, after a corporation has received payment for its capital stock, a proposed amendment to the certificate of incorporation requires the adoption by the board of directors of a resolution setting forth the amendment proposed and a declaration of the amendment's advisability and either calling a special meeting of stockholders entitled to vote in respect of the amendment for the consideration of the amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders. Unless the certificate of incorporation requires a greater vote, generally, an affirmative vote of a majority of the voting power of the outstanding shares entitled to vote and a majority of the voting power of the outstanding shares of each class entitled to vote as a class on the amendment is needed for adoption of the amendment.

The certificate of incorporation of Spansion provides that Spansion reserves the right to amend, alter, change or repeal the certificate of incorporation as permitted by the DGCL.	Saifun's Memorandum of Association principally sets forth Saifun's objectives. An amendment to the Memorandum generally may be effected by the affirmative vote of the holders of 75% of the voting power represented at the meeting or by a court order.

Amendment of Bylaws, Articles of Association	Under the DGCL, the power to adopt, alter and repeal bylaws is vested in the stockholders, except to the extent that a corporation's certificate of incorporation rests concurrent power in the board of directors.

The certificate of incorporation of Spansion provides that the board of directors is expressly authorized to make, repeal, alter, amend and rescind the bylaws of the corporation. Spansion's stockholders may also amend the bylaws at any regular or special meeting of the stockholders if notice of such amendment is contained in the notice of such meeting, provided (i) for so long as AMD's or Fujitsu's aggregate ownership interest in Spansion is at least ten percent, Spansion may not amend our bylaws and (ii) for so long as AMD or Fujitsu own any shares of Spansion capital stock, Spansion may not amend certain provisions of its bylaws without the consent of AMD and/or Fujitsu.	Under the Israeli Companies Law, the Articles of Association set forth substantially all of the provisions that under Delaware law are contained in both the Certificate of Incorporation and the Bylaws of a company.

Other than as specifically provided in the Israeli Companies Law, an amendment to Saifun Articles of Association requires approval by the holders of a majority of the voting power represented at the meeting in person or by proxy and voting thereon, except for specified articles that require the approval of a special majority of the holders of at least two-thirds of the voting securities of Saifun then outstanding, as specified in Saifun's Articles of Association.

Spansion Stockholder Rights	Saifun Shareholder Rights

Indemnification and Insurance of Directors, Officers and Employees	The DGCL provides that, subject to certain limitations in the case of suits by the corporation and derivative suits brought by a corporation's stockholders in the right of the corporation, a corporation may indemnify any person who is made a party to any third-party suit or proceeding by reason of being or having been a director or officer of the corporation against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, if the person:	Under the Israeli Companies Law a company may undertake in advance to indemnify an officeholder (as this term is defined in the Israeli Companies Law, which includes directors and certain officers), provided that the undertaking is limited to types of events which the Board of Directors deems to be foreseeable at the time of the undertaking and limited to an amount or criteria determined by the Board of Directors to be reasonable under the circumstances.

Saifun's Articles of Association provide that, subject to the Israeli Companies Law, Saifun is entitled to agree in advance or retroactively to indemnify any officeholder, as a result of a liability or an expense imposed on him or her or expended by him or her as a result of any action which was performed by the officeholder in his or her capacity as an officeholder of Saifun, in respect of any of the following:
—	acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation; and
—	with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

To the extent a director, officer, employee or agent is successful in the defense of an action, suit or proceeding, the corporation is required by the DGCL to indemnify that person for expenses, including attorneys' fees, actually and reasonably incurred thereby.

The certificate of incorporation and the bylaws of Spansion provide for indemnification of officers and directors as permitted by the DGCL.	(a)	Financial liability imposed upon the officeholder in favor of another person pursuant to a judgment, including a settlement, or an arbitrator's award approved by a court;
	(b)	Reasonable litigation expenses, including attorney's fees, expended by the officeholder as a result of an investigation or proceeding instituted against him or her by a competent authority, provided that such investigation or proceeding is concluded without the filing of an indictment against him or her and either (i) without the imposition of any financial liability in lieu of criminal proceedings, or (ii) with the imposition of a financial liability in lieu of criminal proceedings, which relates to a criminal offense that does not require proof of criminal intent; and

Spansion Stockholder Rights	Saifun Shareholder Rights

(c)	Reasonable litigation expenses, including legal fees paid by an officer or which he or she was required to pay by a court, in a proceeding filed against him or her by Saifun or on its behalf or by another person, or in criminal charges from which he or she was acquitted, or in criminal charges in which he or she was convicted of an offense which does not require proof of criminal intent.

Saifun's Articles of Association further provide that subject to the Israeli Companies Law, Saifun may purchase insurance to cover the liability of any officeholder as a result of any of the following:
(a)	Breach of the duty of care towards Saifun or towards any other person;
(b)	Breach of fiduciary duty towards Saifun, provided that the officer acted in good faith and had reasonable grounds to assume that the act would not prejudice Saifun's interests; and
(c)	Financial liability, which shall be imposed upon him or her in favor of another person.

Spansion Stockholder Rights	Saifun Shareholder Rights

The Israeli Companies Law provides that a company may not indemnify an officeholder, nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following: (a) a breach by the officeholder of his or her duty of loyalty unless the officeholder acted in good faith and had a reasonable basis to believe that the act would not cause Saifun harm; (b) a breach by the officeholder of his or her duty of care if such breach was intentional or reckless; (c) any act or omission with the intent to derive an illegal personal gain; or (d) a fine or monetary settlement imposed upon the officeholder.

Pursuant to the Israeli Companies Law, indemnification of, exculpation of and procurement of insurance coverage for officeholders in a public company must be approved by the Audit Committee, the board of directors and, if the officeholder is a director or a controlling shareholder, also by Saifun's shareholders.

Conflict of Interest; Fiduciary Duty	The certificate of incorporation provides that a director of Spansion shall not be personally liable to Spansion or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) as prohibited by DGCL, or (iv) for any transaction from which the director derived any improper personal benefit.	The Israeli Companies Law provides that an officeholder's fiduciary duties consist of a duty of care and a duty of loyalty. The duty of loyalty requires avoiding any conflict of interest, not competing with Saifun, not exploiting any business opportunity of Saifun in order to receive personal advantage for him or others, and revealing to Saifun any information or documents relating to Saifun's affairs, which the officeholder has received due to his position as an officeholder.

Under the Israeli Companies Law, compensation of officeholders who are not directors requires approval of the board of directors or of a committee designated by the board of directors. Compensation of directors of a publicly traded company requires the approval of the audit committee, the board of directors and Saifun's shareholders.

Spansion Stockholder Rights	Saifun Shareholder Rights

The Israeli Companies Law requires that an officeholder promptly disclose any "personal interest" that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction of Saifun. In the case of a transaction with an officeholder or with another person in which an officeholder has a "personal interest" and which is not an extraordinary transaction, subject to the officeholder's disclosure of his or her personal interest, board approval is sufficient for the approval of the transaction. The transaction must not be adverse to Saifun's interest. If the transaction is an extraordinary transaction (a transaction not in the ordinary course, not on market terms, or that is likely to have a material impact on Saifun's profitability, properties or obligations), it must be approved by the Audit Committee and the Board of Directors. Generally, an officeholder who has a personal interest in a matter that is considered at a meeting of the Board of Directors or the Audit Committee may not be present at the meeting or vote thereon.

Under the Israeli Companies Law, a shareholder has a duty to act in good faith towards Saifun and the other shareholders and refrain from abusing his or her power in Saifun.

Spansion Stockholder Rights	Saifun Shareholder Rights

Business Combinations; Interested Shareholder Transactions; Anti-Takeover Effects	The DGCL contains a business combination statute that prohibits some transactions once an acquirer has gained a significant holding in the corporation. The DGCL generally prohibits business combinations, including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder (defined as including the beneficial owner of 15 percent or more of a corporation's voting shares), within three years after the person or entity becomes an interested stockholder, unless:	Under the Israeli Companies Law, the acquisition of stock in a public company such as Saifun whereby the acquiring person would obtain a controlling interest (an interest of 25% or more) is not permitted if Saifun does not already have a shareholder that has a controlling interest, and an acquisition whereby the acquiring shareholder would thereafter hold more than 45% of the voting rights in Saifun is not permitted if there is no other 45% shareholder in Saifun, in each case except by way of a tender offer in accordance with the provisions Chapter Two of the Israeli Companies Law (referred to as special tender offer). These anti-takeover limitations do not apply to a purchase of shares by way of a "private placement" in certain circumstances provided under the Israeli Companies Law. See also the portion of this comparison entitled "Approval of Certain Transactions and Matters."

The Israeli Companies Law provides that an extraordinary transaction of a public company with a controlling shareholder thereof (in general defined as a person who has the ability, directly or indirectly, to direct the activities of Saifun, including, without limitation, the holding of more than 25% of the voting power) or of a public company with another entity in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, requires approval of such company's Audit Committee, Board of Directors and a majority of the shareholders voting on the matter that must include (i) at least one-third of the votes of shareholders who have no personal interest in the matter, participating at the meeting; or (ii) the total number of objecting votes of such shareholders mentioned in subsection (i) above, do not exceed 1% of the total voting rights in Saifun.
—	the board of directors has approved, before the acquisition date, either the business combination or the transaction that resulted in the person becoming an interested stockholder;
—	upon completion of the transaction that resulted in the person becoming an interested stockholder, the person owns at least 85 percent of the corporation's voting shares, excluding shares owned by directors who are officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer; or
—	after the person or entity becomes an interested stockholder, the business combination is approved by the board of directors and authorized by the vote of at least 66 and 2/3 percent of the outstanding voting shares not owned by the interested stockholder at an annual or special meeting of stockholders and not by written consent.

Saifun's Articles of Association contain a business combination provision that prohibits Saifun from engaging in any business combination with any interested shareholder for a period of three years following the date that the shareholder became an interested shareholder, unless:
—	prior to that date, the Board of Directors of the corporation approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

Spansion Stockholder Rights	Saifun Shareholder Rights

—	upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 75% of the voting share of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, unissued shares of Saifun which may be issued pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

Exceptional Holdings	Saifun's Articles of Association provides that any United States persons that purchased Saifun's shares, directly, indirectly or constructively, after September 29, 2005 will be limited to voting a maximum of 9.9% of Saifun's total combined voting power.

Dissenters' or Appraisal Rights	The DGCL provides to stockholders who dissent from a merger or consolidation of the corporation the right to demand and receive payment of the fair value of their shares as appraised by the Delaware Chancery Court. However, stockholders do not have appraisal rights if they are holders of shares of the constituent corporation surviving a merger if the merger did not require approval of the stockholders of the surviving corporation, or if the shares they hold, at the record date for determination of stockholders entitled to vote at the meeting of stockholders to act upon the merger or consolidation, or on the record date with respect to action by written consent, are:		The Israeli Companies Law does not provide for shareholders' appraisal rights except for the appraisal by a court under limited circumstances in connection with the acquisition by means of a tender offer for all of the shares of a publicly traded company.
	—	listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or

Spansion Stockholder Rights	Saifun Shareholder Rights

—	held of record by more than 2,000 stockholders.
Those stockholders, however, will have appraisal rights if the merger agreement requires that they receive for their shares anything other than:
—	shares of the surviving corporation;
—	shares of another corporation which is either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 stockholders;
—	cash in lieu of fractional shares; or
—	some combination of the above.

Spansion's Class A common stock is listed on The NASDAQ Global Select Market. Accordingly, depending on the consideration to be paid in any transaction, the holders of Spansion shares may not be entitled to appraisal rights in connection with mergers or consolidations involving Spansion if Spansion is not the surviving corporation.

WHERE YOU CAN FIND MORE INFORMATION

        Spansion files annual, quarterly and current reports, proxy statements and other information with the SEC. Saifun files annual reports with the SEC and furnishes current reports and other information to the SEC. You may read and copy materials that Spansion and Saifun have filed with the SEC at the following SEC public reference room:

100 F Street, N.E.

Washington, D.C. 20549

        Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

        Spansion’s and Saifun’s SEC filings are also available for free to the public on the SEC’s Internet website at www.sec.gov , which contains reports, proxy and information statements and other information regarding companies that file electronically with the SEC. In addition, Spansion’s SEC filings are also available for free to the public on Spansion’s website, www.spansion.com , and Saifun’s filings with the SEC are also available for free to the public on Saifun’s website, www.saifun.com .. Information contained on Spansion’s website and Saifun’s website is not incorporated by reference into this document, and you should not consider information contained on those websites as part of this document.

        Spansion incorporates by reference into this document the documents listed below, and any filings Spansion makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this document until the date of the Saifun special general meeting and any adjournment thereof shall be deemed to be incorporated by reference into this document. The information incorporated by reference is an important part of this document. Any statement in a document incorporated by reference into this document will be deemed to be modified or superseded for purposes of this document to the extent a statement contained in this or any other subsequently filed document that is incorporated by reference into this document modifies or supersedes such statement. Any statement so modified or superseded will be not deemed, except as so modified or superseded, to constitute a part of this document.

Spansion SEC Filings Commission file number 000-1322705	Period

Quarterly Reports on Form 10-Q	Quarter Ended September 30, 2007 (filed on November 8, 2007), Quarter Ended July 1, 2007 (filed on August 10, 2007), Quarter Ended April 1, 2007 (filed on May 9, 2007) and Amendment to Quarterly Report for the Quarter Ended April 1, 2007 (filed on May 24, 2007)
Proxy Statement on Schedule 14A	Spansion's Notice of Annual Meeting of Stockholders (filed on April 9, 2007)
Annual Report on Form 10-K	Year Ended December 31, 2006 (filed on February 27, 2007)
Registration Statements on Form 8-A	Filed December 13, 2005
Current Reports on Form 8-K	Filed March 22, 2007, March 28, 2007, April 3, 2007, April 4, 2007, April 18, 2007, April 26, 2007, May 9, 2007, May 11, 2007, May 11, 2007, May 21, 2007, May 31, 2007, May 31, 2007, June 1, 2007, June 4, 2007, June 7, 2007, July 29, 2007, September 25, 2007, September 27, 2007, October 9, 2007, and October 16, 2007

        Spansion has supplied all information contained or incorporated by reference into this document relating to Spansion and its affiliates.

        You can obtain a copy of any document incorporated by reference into this document except for the exhibits to those documents from Spansion. You may also obtain these documents from the SEC or through the SEC’s website described above. Documents incorporated by reference are available from Spansion without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit into this document. You may obtain documents incorporated by reference into this document by requesting them in writing or by telephone from Spansion at the following address and telephone number:

Spansion Inc.
915 DeGuigne Drive.
Sunnyvale, California 94088
Attention: Investor Relations
Telephone: +1-408-962-2500

        If you would like to request documents, please do so by December 6, 2007, to receive them before the Saifun special general meeting. If you request any of these documents from Spansion, Spansion will mail them to you by first-class mail, or similar means.

        Saifun incorporates by reference into this document the documents listed below, and any filings Saifun makes with the SEC under Section 13(a) or 15(d) of the Exchange Act after the date of this document until the date of the Saifun special general meeting and any adjournment thereof shall be deemed to be incorporated by reference into this document and certain reports on Form 6-K furnished by Saifun after the date of this document until the date of the Saifun special general meeting, which Saifun identifies in such forms as being incorporated by reference into this document, are also incorporated by reference. The information incorporated by reference is an important part of this document. Any statement in a document incorporated by reference into this document will be deemed to be modified or superseded for purposes of this document to the extent a statement contained in this or any other subsequently filed document that is incorporated by reference into this document modifies or supersedes such statement. Any statement so modified or superseded will be not deemed, except as so modified or superseded, to constitute a part of this document.

Saifun documents Filed with or Furnished to the SEC	Period

Commission file number 0-51581
Annual Report on Form 20-F	Year Ended December 31, 2006 (filed on April 2, 2007)
Reports of Foreign Private Issuers on Form 6-K	Dated April 26, 2007, April 30, 2007, May 10, 2007, May 29, 2007, July 2, 2007, July 26, 2007, October 10, 2007, November 1, 2007 and November 1, 2007

        Saifun has supplied all information contained or incorporated by reference into this document relating to Saifun and its affiliates.

        You can obtain a copy of any document incorporated by reference into this document except for the exhibits to those documents from Saifun. You may also obtain these documents from the SEC or through the SEC’s website described above. Documents incorporated by reference are available from Saifun without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit into this document. You may obtain documents incorporated by reference into this document by requesting them in writing or by telephone from Saifun at the following address and telephone number:

Saifun Semiconductors Ltd.

Attention: Investor Relations

6 Arie Regev St.

Netanya 42504, Israel

+972-9-8928444

        If you would like to request documents, please do so by December 6, 2007, to receive them before the Saifun special general meeting. If you request any of these documents from Spansion, Spansion will mail them to you by first-class mail, or similar means.

        You also may obtain documents incorporated by reference into this document by requesting them in writing or by telephone from Innisfree M&A Incorporated, the proxy solicitor for the merger, at the following address and telephone numbers:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022

(888) 750-5834 (toll-free from the U.S. and Canada)
or
00800 7710 9971 (toll-free from Europe and Israel)

Banks and Brokers Call Collect:
(212) 750-5833 (New York)
or
+44 (0)20 7710 9960 (London)

        You should not send in your Saifun share certificates until you receive the transmittal materials from the exchange agent.

        You should rely only on the information contained or incorporated by reference in this document. We have not authorized anyone to provide you with information that is different from what is contained in this document. This document is dated November 12, 2007. You should not assume that the information contained in this document is accurate as of any date other than that date (or as of an earlier date if so indicated in this document). Neither the mailing of this document to Saifun shareholders nor the issuance of Spansion shares in the merger creates any implication to the contrary.

PROXY

SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD DECEMBER 20, 2007

THIS PROXY IS SOLICITED ON BEHALF OF
THE BOARD OF DIRECTORS OF
SAIFUN SEMICONDUCTORS LTD.

        The undersigned hereby appoints Dr. Boaz Eitan, Igal Shany and Guy Hadar, each individually, as proxies of the undersigned, with full power of substitution to vote all of the shares of Saifun Semiconductors Ltd., an Israeli company (the “Company”), which the undersigned may be entitled to vote at the Special General Meeting of shareholders of the Company to be held at the offices of the Company at 6 Arie Regev St., Netanya, Israel, on Thursday, December 20, 2007, at 4:00 pm (local time) or at any adjournment or postponement thereof, as shown on the voting side of this card.

(CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE.)

PLEASE DATE, SIGN AND RETURN YOUR

PROXY CARD AS SOON AS POSSIBLE!

[Reverse Side]

SPECIAL GENERAL MEETING OF SHAREHOLDERS

SAIFUN SEMICONDUCTORS LTD.

December 20, 2007

        Please detach and mail in the envelope provided.

        ☒ Please mark your votes as in this example.

        This proxy will be voted as specified. If a choice is not specified, this proxy will be voted FOR the proposals and in the discretion of the proxies with respect to all other matters which may properly come before the meeting and any and all adjournments thereof. PLEASE NOTE THAT THIS PROXY WILL NOT BE VOTED UNLESS YOU INDICATE BELOW WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN CERTAIN OF THE MATTERS TO BE VOTED UPON.

1.	(a) To consider and vote upon the proposal to approve (i) the Agreement and Plan of Merger and Reorganization, dated as of October 7, 2007, by and among the Company, Spansion Inc., a Delaware corporation, and Atlantic Star Merger Sub Ltd., a company formed under the laws of the State of Israel and a wholly-owned subsidiary of Spansion, and the merger of Atlantic Star Merger Sub with and into Saifun under the provisions of the Israeli Companies Law, 1999, so that Saifun will be the surviving company and will become a wholly-owned subsidiary of Spansion and (ii) all other transactions contemplated under the Agreement and Plan of Merger and Reorganization, including the distribution of up to US$163,302,555 (but not less than US$158,296,472) in cash in the aggregate to all holders of record of ordinary shares of Saifun as of immediately prior to the closing of the merger pro rata in accordance with their shareholdings;

FOR	AGAINST	ABSTAIN

☐	☐	☐

(b) IMPORTANT: Indication of personal interest: Please indicate, as required by Israeli law, whether you have any personal interest in any matters in which Saifun’s controlling shareholder, Dr. Boaz Eitan, has a personal interest (namely, changes in the terms of his employment, his appointment to the board of directors of Spansion and provisions relating to indemnification, exculpation and insurance of members of the board of directors of Saifun). IF YOU DO NOT INDICATE BELOW WHETHER OR NOT YOU HAVE A PERSONAL INTEREST, YOUR VOTE WILL NOT BE COUNTED FOR ANY OF THE MATTERS ADDRESSED IN THIS PROXY.

YES, I HAVE A PERSONAL INTEREST	NO PERSONAL INTEREST

☐	☐

2.	To transact any other business that properly comes before the special general meeting or any adjournment or postponement of the meeting, as well as to vote in their discretion to adjourn or postpone the special general meeting or any adjournment of postponement thereof, including, if necessary, to permit the further solicitation of proxies in the event that there are not sufficient votes to approve the merger agreement, the merger and all other transaction contemplated under the merger agreement, including the cash distribution (without derogation from the Company's authority to otherwise adjourn or postpone the special general meeting in accordance with applicable law and the Company's Articles of Association).

FOR	AGAINST	ABSTAIN

☐	☐	☐

_______________________
(SIGNATURE)
_______________________
(SIGNATURE IF HELD JOINTLY)

Dated: _____________, 2007

        NOTE: This proxy should be dated and signed by the shareholder exactly as the shareholder’s name appears hereon and returned promptly in the enclosed envelope. Persons signing in a fiduciary capacity should so indicate. Please sign exactly as name(s) appear hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.